
05007630

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME atos

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4383 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/4/05



Turning Client Vision into Results Annual Report 2004

This document is not a full "Document Reference" under conditions set out by the Autorite des Marches Financiers (AMF), and it has still to be filed with the AMF prior to publication. The Group is posting this draft report on its web site to give investors and other interested parties early access to detailed analysis and explanation of its results for the year ended December 31st, 2004, but elements of the report may be subject to final amendment and should not necessarily be relied on at this stage.

FINANCIAL PERFORMANCE IN 2004

In EUR millions	2004	2003	%Change
Revenue	5,302	3,035	+75%
Income from operations	385	248	+55%
Operating margin %	7.3%	8.2%	
Net income before non recurring items and goodwill amortization (c)	231	153	+51%
Net income (loss) – Group Share	11	(169)	
EPS before non recurring items and goodwill amortization (a) (c)	3.51	3.36	+4%
Basic EPS (a)	0.16	(3.72)	
Diluted EPS before non recurring items and goodwill amortization (b) (c)	3.43	3.24	+6%
Diluted basic EPS (b)	0.17	(3.42)	
Net debt to equity ratio	32%	46%	
Employees (at December 31st)	46,584	26,473	

EPS = Earnings per share
(a) In euros, based on a weighted average number of shares
(b) In euros, based on a diluted weighted average number of shares
(c) Net of tax


5 years
Revenue performance
CAGR +29%
1,914
3,038
3,043
3,035
5,302
FY00
FY01
FY02
FY03
FY04
5 years
Operating income performance
CAGR +24%
161
261
266
248
385
FY00
FY01
FY02
FY03
FY04

CAGR : Compound Annual Growth Rate

Atos Origin

We design, build and operate IT-enabled business processes.

Integrate business and technology, globally.

Focus on carefully chosen market sectors.

Improve the effectiveness of our clients' businesses.

Turning Client Vision into Results

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors .

Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For more information, please visit the company's web site at http://www.atosorigin.com

INDEX

CHAPTER 1

1 CHIEF EXECUTIVE'S REVIEW

1.1 INDUSTRY BACKGROUND

During the second half of 2004, there was clear evidence that the global IT services market is growing once again. Within Europe particularly we have seen this in our expanding order pipeline and in the plans and expectations of our clients. In the third and fourth quarters of 2004 the Group reported a return to organic growth for the first time in more than three years and this is encouraging, both for our staff and for shareholders.

The IT industry as a whole is continuing to consolidate and there were many examples in 2004, most notably the acquisition of Peoplesoft by Oracle in the software sector. In IT services, the focus is on achieving global scale, in order to be in a position to support large multinational clients in their own globalisation ambitions and to build scale economies internally, which is a key driver for profitability. The acquisition of Sema Group in January 2004 increased the revenue base of Atos Origin from EUR 3 billion to more than EUR 5 billion per annum. It has given us scale in a number of important markets for the first time and Atos Origin has become a major international player.

1.2 THE INTEGRATION OF SEMA GROUP

I believe there are a small number of golden rules that must be followed to ensure the successful merging of IT service businesses.

- Complementarity is obvious. There must be minimal overlap of services, both geographically and between respective client bases, to ensure top line and cost synergies.
- The strategy going forward must be clear. Every merger is an opportunity to review the Group's portfolio of businesses and activities that do not belong within that strategy must be divested.
- The management structure of the new organization must be decided quickly and without compromise.
- There should be intense internal communication of the organisational structure and objectives of the new Group to staff, to ensure that there is a clear understanding of objectives and responsibilities at the outset.
- There must also be intense communication with clients, the media and the financial markets.
- Operational decisions relating to the merger must be made quickly, sometimes on instinct rather than after lengthy analysis. Plans to achieve market and costs synergies must be carefully compiled but executed swiftly.

The ability to complete mergers and acquisition successfully must be, and is, a key part of the culture of the Group. Success is measured by setting, and then achieving, specific financial targets, retaining clients, retaining key staff and going on to achieve commercial contract wins. In 2004 we did all of the above. The work carried out immediately after announcing the acquisition ensured that the new organisation of the combined Group was fully in place by January 1st, 2004, the month in which the transaction was completed. We were therefore immediately up and running and consequently there was little disruption to our commercial activities and no loss of client business. The top management team also remains unchanged.

During 2004 we put into action our plans to manage the newly expanded business. We established a commercial go-to-market strategy focussed on 100 key clients, from whom we currently derive more than 65% of Group revenues and with whom I believe there is potential to do very much more business in future. We have refocused our service line operations, launching our consulting activities worldwide under the Atos Consulting brand and bringing together the card payment and internet processing businesses in a single organisation – Atos Worldline – which has good growth potential for the future. Internally, we have created Global Consulting and Systems Integration and Global Managed Services organisations to ensure better control and coordination by business line and to focus the future development of our service offerings. In each of our service lines - Consulting, Systems Integration and Managed Operations - we have carried out an extensive review of our sales offerings and we are intent on driving the business towards specialized high-end solution offerings areas and away from the commoditized end of the market.

The successful reorganisation of our go-to-market strategy began delivering results in the second half of 2004, during which we signed a steady and significant stream of new orders, including the largest outsourcing contract ever won by the Group - taking over a substantial part of the IT infrastructure of KarstadtQuelle. That contract will be worth EUR 1.2 billion over the next 8 years. Other significant orders were signed with Rhodia, Schenker, the UK Immigration Service, LCH-Clearnet and Renault. We also successfully ran the IT operations for the Athens Olympics Games and are currently preparing for the winter Olympics in Turin (2006) and the summer games in Beijing (2008).

The integration of Sema Group is effectively complete. We still have to finalise a number of business disposals and to consolidate some data centre capacity, but decisions in these areas have been taken and action is in the hands of capable operational management.

1.3 TRADING IN 2004

In financial terms, the targets we communicated to the market at the beginning of the year proved to be very accurate. Group revenue amounted to EUR 5,302 million, which was slightly higher than in the previous financial year on a constant scope and exchange rate basis. The operating profit was EUR 385 million, representing a margin of 7.3%, compared with 5.9% for the combined group on a pro forma basis in 2003. Again, that was in line with our stated target of achieving a margin of at least 7% and was largely due to a substantial restructuring of the combined business last year, which will result in a further improvement in profitability in 2005. This positions the group to take full advantage of the new market cycle.

From a cash point of view, net debt was reduced from EUR 698 million just after the acquisition of Sema Group, to EUR 491 at December 31st, 2004. This was in spite of incurring restructuring payments of EUR 157 million during the year and includes nearly EUR 260 million cash flow from current operations.

Following the acquisition of Sema Group, we stated that the Group intends to dispose of low margin and/or non-core businesses with annual revenues of up to EUR 500 million. During 2004, we disposed of five businesses with annual revenues of around EUR 200 million, for a global sale consideration of EUR 167 million. That included the substantial and capital-intensive Cellnet operation in the US, which was generating annual revenues of approximately EUR 150 million. There are further actions to be taken and we have already completed the sale of PA-Konsult in Sweden early this year.

Based on a weighted average of 67,473,784 shares in the period (diluted basis), earnings per share before amortization of goodwill and non-recurring items, net of tax, were EUR 3.43. That represents an accretion of 6% compared with 2003 on a statutory basis and is in line with the commitment made at the shareholders' meeting held on January 22nd, 2004.

1.4 New International Accounting Standards

Common accounting standards are being introduced across Europe in 2005, requiring companies to adopt the new rules with effect from January 1st, 2005. Atos Origin has already implemented most of the significant standards in prior years, especially those relating to revenue recognition, pensions and employee benefits, leases and asset impairment.

The Group will publish the full impact of the new IFRS standards on its 2004 Accounts as soon as the 2004 IFRS figures have been fully audited, in accordance with recent recommendations by the Autorite des Marches Financiers (AMF). We intend to publish first quarter 2005 revenues in accordance with the new IFRS rules on May 13th, 2005 and the impact of IFRS on full year 2004 will be provided before the Company's Annual General Meeting in June. A full restatement of the 2004 accounts will be shown alongside the half-year results for 2005, which will be published on September 7th, 2005 under the new IFRS rules.

1.5 Strategy

The Group's strategy is to provide an integrated set of services – Consulting, Systems Integration and Managed Operations (Design, Build and Operate) - to a focused base of multinational clients in specifically targeted market segments, which include Telecom, Financial Services, Public Sector, High-Tech, Retail and Consumer Products, Oil & Gas, Utilities and Transport. Business Consulting is at the heart of relationships with our clients and the main driver for new business. Systems Integration is increasingly focussed on providing high added-value solutions and Managed Operations is the focal point for long-term relationships with clients. We believe that long-term relationships are the most productive way of developing business today, with both parties sharing the risks and rewards of the association and helping to develop and shape the future together.

The IT services industry remains fragmented, with the market leaders in each of the principal European markets generally holding less than a 10% market share. Our ambition is to become the leading IT services provider in Europe and one of the top 3 players in France, The Netherlands, The United Kingdom, Germany, Spain and Italy. In both France and The Netherlands we already have leadership, with 9% and 12% market shares respectively, and that level of scale enables us to achieve good profitability. There are a variety of ways in which we can expand elsewhere and last year in Germany we were successful in winning several major new outsourcing contracts that will enable us to double our revenues in that country in 2005.

In addition, we have strong market positions in two specialist segments of the market. Atos Worldline has a prominent position in providing payment and internet processing solutions and services, especially in France and Germany. This is a business with excellent growth prospects and the consolidation of our activities in this area during 2004 is demonstrative of our ambitions. Through the Group's association with Euronext, AtosEuronext also holds a strong position in the market for developing and operating exchange systems. This too is a business that I believe will grow strongly in the coming years and, as already announced, we are in discussions with Euronext regarding substantial new business opportunities.

Although our primary strategic focus is on Europe, we are also working on expanding our presence in the Asia-Pacific region, which has excellent growth prospects, particularly in China and India. China is the centre for developing our activities in the region, much of which will come through our existing base of clients in the region, which includes the Olympic Games contract in Beijing on which we are already working hard.

India is the focal point for developing our offshore support business. We are rapidly expanding the scale of our offshore operations and I expect staff numbers in India to double in the next 12 months. As the acceptance of offshore sourcing among our European client base becomes greater, we are building up our offshore presence not just in India, but also in Malaysia, China, Poland, North Africa and Brazil. Balancing experience, cost, language and other factors is important and the objective is to optimise our portfolio of operations, minimising the cost base while at the same time providing the most appropriate and effective support for our clients.

In North America, we remain dedicated to serving our existing clients and to improving profitability.

1.6 Board Representation and Governance

At the Annual Shareholder Meeting last May, Henri Pascaud retired and Didier Cherpitel was appointed in his place as Chairman of the Supervisory Board. Henri became Chairman of the Supervisory Board in 1996 when Axime merged with Sligos to form Atos. He has provided wisdom and good judgement that have carried this Group through a remarkable period of growth and we wish him well in his retirement. Didier Cherpitel joined us with many years of experience in the banking industry and has already provided tremendous support.

Jan Hommen, Cor Boonstra and Arie Westerlaken of Philips also retired from the Supervisory Board in 2004. Their knowledge and business acumen have been essential assets in guiding our investment policy in recent years. We should not forget that Philips has at the same time been our largest client and that we in turn are Philips' largest IT service vendor. It has been a close and beneficial relationship and we will miss them. Their positions on the Supervisory Board have been taken by Jan Oosterveld, Alain le Corvec and Gerard Ruizendaal whom we welcome.

Following the sale of half of Philips' shares in December, we now have a Supervisory Board comprising five independent directors and three representatives from Philips, one of whom will be standing down at the next Shareholders Meeting. The Board is a truly independent body, representing shareholder's interests, providing balanced control and monitoring the Management Board. The Supervisory Board has taken a number of significant steps to upgrade its monitoring activities during the year, and especially to ensure that internal accounting and risk controls are further enhanced.

1.7 Staff

We are a knowledge business, with few tangible physical assets. More than ever, we are reliant on our staff to create new ideas, to serve our clients well and to generate success for Atos Origin, its associates and shareholders. As ever, I am very grateful to everyone who has helped to create our success, especially during the past year. It is a major achievement to expand a company from 26,000 to more than 46,000 people in such a short period of time and I would like to thank all members of staff for their patience, effort and creativity.

I must also say that I am very proud of the way in which staff in all our regions have responded to help the victims of the Tsunami earthquake disaster in Asia Pacific. The natural instinct of wishing to help out has been heartening and I believe reflects strongly our values and the behaviour that we look for in ourselves and in others.

1.8 Shareholders

After strong out-performance in 2003, the Company's shares performed more closely in line with the main sector indexes last year. That is to be expected during a year in which we were engaged in integrating the Sema Group and consolidating our position in the market.

As far as the shareholder structure is concerned, there were some significant changes during 2004. We began the year with Philips and Schlumberger owning more than half of the Group's share capital, the latter having received shares as part of their consideration for the sale of Sema Group. In February and April 2004, Schlumberger placed their 29% shareholding in the market and it was acquired by a broad range of institutional shareholders, mainly in Europe. In December, Philips sold just under half of its 32% holding to Deutsche Bank in a block deal and Deutsche Bank immediately sold those shares on, again to a wide range of investors. Philips now owns just 15.4% of the Company's issued share capital and no other shareholder owns more than 5%.

We therefore enter 2005 with the free float – the proportion of shares traded regularly in the market – having risen from 55% at the beginning of 2004 to almost 85% today. The volume of shares traded each day has increased proportionally and I believe that this will make the company's stock more attractive to many investors, especially the larger institutions. These changes also remove much of the uncertainty that previously surrounded the intentions of both Philips and Schlumberger and the new shareholder structure brings us closer to achieving one of our principal aims, which is to be represented in more of the major European share indices.

On the perennial question of dividends, I will repeat what I have said before. Parts of the industry are becoming mature and in those parts it is appropriate to emphasise dividend payments. Microsoft's special dividend was a good example in 2004. However, the global IT service sector is still some considerable way from maturity. It is still a relatively fragmented sector and, as I have explained in my comments on strategy above, it remains important for our clients as well as for the profitability of our business, that we build scale in our target markets. That will undoubtedly require further investment in the coming years. We will keep the dividend option under constant review but for the moment we are intent on reinvesting net profits to maximise future capital growth.

1.9 Trading Outlook for 2005

In 2005 the Group will continue to focus on achieving organic growth, as we did in 2004, ensuring that we execute properly on large contracts and provide our clients with the highest levels of service. We have also to complete the program of business disposals on which we embarked last year.

Based on the clear recovery in the market, on the steady flow of new orders announced since the beginning of the second half of 2004 and an increase in our pipeline of order opportunities, the Group expects to be able to achieve organic revenue growth of at least 5% in 2005 on a constant scope and exchange rate basis. In terms of profitability, the action plan undertaken in 2004 will continue to drive the Group's operating margin upward, and we expect the operating profit margin for 2005 to be in the range 7.5 – 8.0%.

Given the improved level of profitability and a reduction in the cash cost of restructuring, the Group expects net debt to fall to EUR 350 million by the end of 2005, excluding any further proceeds from business disposals.

1.10 The Olympics

The successful delivery of services at the Athens Olympics Games in 2004 and our on-going contracts covering the Turin Winter Olympics (2006) and Beijing Games (2008) are a powerful demonstration of the Group's brand and international visibility. We hosted many of our clients in Athens last year, to show them how Atos Origin manages large-scale and time-critical integration projects securely and effectively. This has already resulted in more business for the Group. Above all, it generated an enormous sense of purpose and achievement for the 3,000 staff directly involved in the Games and it has produced strong motivation and pride throughout the Group. We are inspired by the Olympic spirit and delighted about our long-term relationship with the Olympic movement.

CHAPTER 2

2 HISTORY AND PROFILE OF THE GROUP

2.1 History

Atos Origin is a leading international IT services company created through the merger of Atos and Origin in October 2000. Since then, the Group has acquired KPMG Consulting in the United Kingdom and The Netherlands (2002) and Sema Group (2004).



Atos Origin
KPMG Consulting
2002
2004
Sema Group
2000
Atos
Origin
1997
1996
Axime
Sligos
BSO/Origin
Philips C&P
Segin
Cegos
1991
1970
SITB
Sliga
Sodinforg

Atos was formed from the merger in 1997 of two French-based IT services companies – Axime and Sligos – each of which had been established out of earlier mergers. At the time of the merger with Origin, Atos employed 11,000 staff and generated annual revenues of approximately EUR 1.1 billion. Axime was previously created through a merger between Sodinforg, Segin and SITB in 1991 and was listed on the Paris Euronext market in December 1995. Sligos was originally formed in 1970 from the merger of Cegos Informatique and Sliga, the payment processing subsidiary of Credit Lyonnais.

Origin was a subsidiary of Royal Philips Electronics, which had been formed in 1996 from the merger of BSO/Origin and Philips Communications. At the time of the merger with Atos, Origin employed more than 16,000 staff in 30 countries worldwide and generated annual revenues of approximately EUR 1.6 billion.

During 2001/02, Atos Origin won three major outsourcing contracts with KPN, the Dutch telecommunications corporation, valued at nearly EUR 2 billion over 6 years. This established the Group as the clear leader in the Dutch IT services market.

In August 2002, Atos Origin acquired **KPMG Consulting** in the United Kingdom and The Netherlands, which now trades as Atos Consulting. This transaction provided the Group with a major presence in the Consulting segment of the IT services market.

In January 2004, Atos Origin acquired **Sema Group** from Schlumberger, thereby creating one of the leading international IT services companies. At the time of the acquisition, Sema Group employed 20,000 staff and generated annual revenues of approximately EUR 2.4 billion. Atos Origin employed 26,500 staff, generating annual revenues of more than EUR 3 billion.

The new Group offers multinational clients a full range of IT services and solutions in 40 countries around the world, covering Consulting, Systems Integration and Managed Operations. The company has combined annual revenues today of EUR 5.3 billion per annum and employs more than 46,000 staff.


Revenue evolution since 1991
In EUR million
Aximo
Atos
Atos Origin
New Group
290
330
290
280
312
321
876
979
1,083
1,914
3,038
3,043
3,035
5,302
1991
1 992
1 993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

2.2 PROFILE

2.2.1 Innovative solutions through balanced service lines

Atos Origin offers a full range of "design, build and operate" services delivered through a global framework of three major service lines. More than 60% of the revenue base is recurring, deriving from multi-year outsourcing and application maintenance contracts.

Atos Origin Worldwide 2004 revenue breakdown


Managed Operations 52%
Of which recurring business

Profile Europe market size Gartner 2004


Managed Operations 47%

> Consulting – A Key Enabler for Business Transformation
Through the experience of our business and technical consultants, Atos Origin is able to provide business transformation solutions that deliver highly effective results. The Group provides support for every stage of the change process - from strategic planning through to implementation and operation.

> Systems Integration – Delivering Clarity from Complexity
Systems Integration includes not just the integration of new solutions, but getting the most out of legacy applications to extend returns from existing IT investment. Atos Origin has unique experience in combining technical and business applications to deliver new capability from complex business systems.

> Managed Operations – Strategic Alternatives Addressing Cost and Risk
The Group's highly successful outsourcing operations manage core IT infrastructures for clients, including datacenters, server farms, network communication systems and desktop support. Atos Origin provides Business Process Outsourcing (BPO) and specialist processing services on a global basis and is a key player in payment and card processing services, CRM and multi-channel contact services in Europe through Atos Worldline.

2.2.2 A strong industry sector focus with a well-balanced market portfolio

Our industry focus and experience in transforming enterprises give us an in-depth view of how business has developed and is continuing to evolve. The Group's services and solutions add value across many industry sectors including Telecom & Media, Financial Services, Public Sector, Transport, Oil & Gas, Utilities, High Tech, CPG & Retail and other Industries.

Atos Origin Worldwide 2004 revenue breakdown


Others 8%
Public Sector & Utilities 27%
Retail 7%
Process Industry 8%
Discrete Manufacturing 12%
Telecom & Media 19%

Profile Europe market size Gartner 2004


Others 12%
Public Sector & Utilities 27%
Retail 7%
Process Industry 5%
Discrete Manufacturing 15%
Telecom & Media 12%

Our global client teams and service delivery organization focus on the success of our clients. Experienced solution directors ensure that the best and most suitable processes, methods and tools are deployed. With proven solutions, flexible contracting options and measurement against service quality, an increasing number of leading international clients have chosen Atos Origin as their worldwide information technology partner.

2.2.3 Strong European base with global presence

Atos Origin offers truly global solutions through more than 46,000 employees operating in over 40 countries worldwide. The company has a strong and balanced presence in all the major IT spending markets of Europe and provides comprehensive IT support operations in the Americas and Asia-Pacific for its multinational client base. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and our clients include some of the most respected industry players today.

Atos Origin Worldwide 2004 revenue breakdown **Profile Europe market size Gartner 2004**


AP 3%
Americas 5%
Other EMEA 5%
Spain 5%
Italy 6%
Germany
France 27%
UK 23%
Benelux 20%
Other 9%
Spain 5%
Italy 8%
Germany +
France 14%
UK 32%
Benelux 9%

2.2.4 Commercial strategy - realizing business potential together

Atos Origin provides an integrated set of services – Consulting, Systems Integration and Managed Operations (Design, Build and Operate) - to a focused base of multinational clients in specifically targeted market segments, which include Telecom, Financial Services, Public Sector, High-Tech, Retail and Consumer Products, Oil & Gas and Utilities. Our business approach is based on establishing long-term relationships with our clients and becoming fully involved in their strategic planning and implementation processes. This can be through outsourcing, joint ventures and other forms of long-term association. We believe that this is the most productive way of developing business today, with both parties sharing the risks and rewards of the association, and helping to develop and shape the future together.

The Group is committed to developing long-term relationships with its clients. This involves gradually expanding the geographic base of our operations in the medium-long term, in order to be able to provide those clients with effective support on a global basis. It also demands a significant presence in each of the major IT spending countries and regions. The Group cannot build global presence overnight. In the short-term, its primary objective is therefore to become a leader in each of the major IT spending markets in Europe, and to ensure that in each of those markets there is a mix of services that reflects the group's overall service offerings. This means building a stable base of outsourcing business comprising long-term recurring revenue contracts, alongside Consulting and Systems Integration capability.

The Group's presence in North America provides support for the extended operations of the Group's European clients. Atos Origin also has a strong commitment to specific parts of the Asia-Pacific region, in particular in China, where it has a rapidly growing client base, and in India, where it is expanding its offshore support resources. We believe that there are exciting business opportunities in this region. The Group has more than 1,000 staff in offshore support roles worldwide, including 750 staff in Mumbai, India, which is CMM5 certified. We are currently building additional capacity in India and in locations such as Brazil, China, Hong-Kong and Poland and expect to have more than 2,500 staff in offshore support roles by the end of 2005.

Atos Origin believes it is important to establish appropriate scale in each of its chosen markets, in order that it can provide an effective service for its clients and achieve acceptable profitability for its shareholders through economies of scale. In markets where the Group cannot see an opportunity to achieve scale in the foreseeable future, it is a policy to sell or transfer the ownership of such businesses to strong local partners and to enter into reciprocal venture support agreements.

The Group believes that the Outsourcing market will continue to offer good opportunities for profitable growth in the foreseeable future, especially in Europe and Asia-Pacific, and it intends to increase the proportion of its revenues which are derived from long-term, recurring revenue contracts, including application management. The Group will expand its Consulting activity by leveraging the KPMG Consulting acquisition. We also intend to grow those parts of the Systems Integration business that provide added-value solution offerings to our clients. However, we may reduce our participation in commoditized parts of the system integration market over the next 3-5 years, either by phasing out some activities or by actively disposing of several non-core units. The needs and wishes of our clients will, as always, be critical in making such decisions.

We maintain a policy of aggressive cost management to ensure that our clients receive competitive service and that we are able to provide sound profitability for our shareholders. That means not just reducing indirect and overhead costs, but simplifying organizational structures, increasing staff flexibility, utilizing offshore resources where appropriate, and using the knowledge base more effectively.

The Group's strategy can be summarized as follows:

- To maintain strong focus and priority on relationships with clients
- To develop a comprehensive, end to end set of service offerings
- To achieve a carefully balanced mix of design, build and operate capabilities
- To expand our global capability in line with our clients' needs
- To capitalize on our specific industry sector knowledge
- To leverage strong Human Resources management capabilities

CHAPTER 3

3 ORGANIZATION

The Group's primary objective in 2004 was to integrate Atos Origin and Sema Group quickly, avoiding disruption to the commercial operations and improving the operating margin performance through a combination of cost reduction and increasing organizational effectiveness. This task was achieved more rapidly than in previous acquisitions, largely due to the depth of merger experience that exists within the Group. The main action areas were as follows:

- To put in place a new organization structure, together with effective governance procedures,
- To establish a clear "Go to Market" strategy for the combined Group,
- To establish rigorous operational targets and monitor their achievement,
- To put in place a new legal and corporate structure to reduce costs, optimize tax and other liabilities and improve the control of business risks.

3.1 ORGANIZATION STRUCTURE

The composition of the new Management Board was published on September 22nd, 2003, the day on which the acquisition of Sema Group was announced, and the first line management structure was published within six weeks of that date. Consequently, by the time the acquisition was legally completed, on January 29th, 2004, the entire organizational structure was in place and the newly-expanded business was effective on Day 1. The new structure contains a balance of Sema Group and Atos Origin staff in most areas. The "Top 100" managers in the business represent a good mix of skills and nationalities taken from both former Atos Origin and Sema Group staff.



Level 1
Group
Level 2
Region
Level 3
Country
ITALY
FRANCE
UNITED KINGDOM
NORTH AMERICA
SOUTH AMERICA
ASIA PACIFIC
AFRICA

- Bernard Bourigeaud is Chairman of the Management Board and Chief Executive Officer
- Xavier Flinois is responsible for operations in The United Kingdom, Americas and Asia-Pacific, and for Coordinating Global Markets and Accounts and Olympics
- Dominique Illien is responsible for operations in France, Germany and Central Europe, AtosEuronext, Atos Worldline and Coordinating Global Managed Operations
- Wilbert Kieboom is responsible for operations in The Netherlands, Belgium, Luxembourg, Nordic and for Coordinating Global Consulting and Global Systems Integration
- Giovanni Linari is responsible for operations in Italy, Spain, Portugal, other South European countries, Middle East and Africa and for Coordinating Communications sector
- Eric Guilhou is Chief Financial Officer
- Jans Tielman is in charge of Corporate Human Resources, Internal Communications, Marketing Communications and Public Relations

3.2 GO TO MARKET MODEL

The Group's business model is as follows:



Management Board
Global Account Directors
Global Market Experts
CPG & Retail
Discrete Manufacturing
Financial Services
Process Industries
Public Sector
Telecom Utilities Media
Industry Solution Experts
Global Service Lines
Consulting
Systems Integration
Managed Operations

3.2.1 Global Consulting & Systems Integration and Global Managed Operations

During 2004 the Group formed Global Consulting & Systems Integration and Global Managed Operations organizations to coordinate service line activity across geographies, focus on value-added projects and skills and capture best practice. These organizations have an important role to play in helping our clients to globalize their business activities. As part of this reorganization, we have announced the re-branding of our consultancy activities under the Atos Consulting name, which will provide a consistent global profile, and created Atos Worldline to integrate our Business Process Outsourcing business.

During the first half of 2004, key actions implemented by **Global Consulting & Systems Integration** included:

- ✓ the setting of new Key Performance Indicators and follow-up processes,
- ✓ the launch of an inventory of service offerings,
- ✓ decisions to standardize global tooling, resource management, global sourcing , knowledge management implementation and pipeline monitoring.

The Group has completed the following actions in the second half of 2004:

- ✓ the formulation of standard offerings within each of Application Management, Enterprise Application Integration (EAI), Enterprise Resource Planning (ERP), Customer Relationship Management (CRM), Enterprise Content Management (ECM) and Security,
- ✓ the deployment of a new Knowledge Management system,
- ✓ a full review and selection of alliances & partnerships,
- ✓ the completion of a three year plan covering the years 2005-2007.

A similar **Global Managed Operations** unit was formed during the first half of 2004. Key actions taken during that initial period were:

- ✓ the creation of Atos Worldline, which brings together in a single organization the Card Payment Processing services in France, Germany and the United Kingdom, pan-European Customer Relationship Management services and Multi Channel Contact, including Internet and Voice services, creating the European leader in high-tech BPO with EUR 380 million revenue,
- ✓ the creation of an international bid management support team.

During the second half, action was focused around :

- ✓ the launch of a set of worldwide standard offerings in IT Outsourcing, Mainframe support, Server support, Desktop services, ERP outsourcing, Application Lifecycle Management and Global outsourcing,
- ✓ the deployment of standard production tooling globally,
- ✓ completion of the datacenter consolidation program,
- ✓ implementation of a comprehensive purchasing management program,
- ✓ the creation of shared service centers.

3.2.2 Markets

In addition, the Group has appointed **Market Leaders** to bring together the Group's strengths and experience in each of our chosen industry markets.

As part of a Global Marketing & Sales and Knowledge Management initiative, the Global Bid Portal has been launched on the Atos Origin Global Source intranet. This portal is designed to ensure that the Group remains competitive by supporting the bid and sales teams, providing links to the bid process system (Rainbow) including frequently requested information, documenting standard policies, templates and best practices to ensure consistency, improve the quality of contract bids and reduce preparation time.

3.2.3 Clients

A **Key Account Management program** has been established to provide intense focus on 30 key Tier 1 accounts (Global) and 70 Tier 2 accounts (Regional), which together represent more than 65% of total group revenues. Account Directors have prime responsibility for consistently delivering services to their clients across all geographies and service lines. They also provide the Regions and Management Board with guidance on market strategy, from a client perspective.

CHAPTER 4

4 THE IT SERVICE MARKET

4.1 THE MARKET

4.1.1 Global IT Spending

The IT services market grew at an annual rate in excess of 10% through the second half of the 1990s and up to 2000. The technology bubble in 2000 had a negative impact on investment sentiment and from 2001 until 2004 growth in the IT services market slowed considerably. Due also to a worsening macroeconomic climate, the industry entered a prolonged recessionary period lasting from 2002 until 2004. IT budgets were heavily restricted as a result of tight economic constraints affecting most client industries. Project-based Consulting and extensive parts of the Systems Integration market were most severely affected, resulting in a substantial number of staff being laid off throughout the industry in order to maintain acceptable levels of utilization and, in turn, profitability.

During this period, large multinational clients have shown a strong desire to reduce the number of vendors with whom they contract, and to allocate clear responsibility for the end-to-end success of project implementations These trends have favored IT service providers that have a full set of service offerings, including consulting, systems integration and the management of infrastructure, applications and on-line services. The ability to support clients in developing their global strategies has become an strong driver.

In Europe, key catalysts for the technology services industry are expected to be public and financial services sectors, with an improving trend in telecommunications. During 2004 there were clear signs of recovery in all three. However, it is anticipated that the shape of the recovery will be more gentle than in previous technology cycles due to (i) the lack of major new technology drivers (such as Y2K and first generation ERP roll-outs in the 1990s), (ii) the greater maturity of the industry and (iii) pricing pressure from offshore operations. Nevertheless, the Group continues to believe that there are very substantial opportunities for clients to invest in IT that will provide high returns in commercial and cost-cutting terms. Consequently, we envisage a long-term underlying rate of growth running at least twice GDP in relevant country operations.

4.1.2 European IT Services Spending

European GDP growth continues to lag the US and Asia-Pacific and, apart from the UK where there has been considerable and specific commitment to public sector spending on IT, spending in continental Europe has been lower than elsewhere. However, outsourcing in continental Europe is comparatively immature compared with the US and UK markets and it is clear that there are very large opportunities in this field. Research produced by outsourcing advisory firms such as TPI indicate that outsourcing growth in Europe is now running ahead of the mature US market for the first time.

Outsourcing covers a number of sub-segments, including infrastructure outsourcing and application management, and wider business process outsourcing (BPO). The Group is engaged in all three, with IT infrastructure being predominant. In BPO, the Group is focused on high added value IT-related business and has a significant presence in the high margin and potentially fast-growing market for payment card and internet processing.

4.2 MARKET SHARE AND COMPETITORS

4.2.1 Industry Consolidation

During recent years, a number of IT services providers have experienced financial difficulties that have lead them to merge or to be acquired, thereby achieving economies of scale in their operations. Since 2000, most of the major IT consultancies (Ernst & Young, KPMG Consulting, PWC Consulting and Arthur Andersen) have fragmented or been acquired by major IT service companies. The process has been accelerated by the demand from regulatory agencies in the US and Europe for a separation between audit and consulting responsibilities. Across the full spectrum of service provision, IT services companies that focus on serving large multinational clients have found it increasingly important to be able to provide a full set of service offerings across multiple regions.

The Group believes that the trend towards consolidation will continue as large IT service companies serving multinational clients attempt to establish effective global coverage across the major IT spending markets in order to achieve economies of scale in their operations.

4.2.2 Competitive Environment

In the large scale IT infrastructure outsourcing market, Atos Origin's main competitors are US players such as IBM Global Services, EDS, CSC and Hewlett-Packard. All of these have a large presence in the United Kingdom, but EDS, CSC and Hewlett Packard have more limited strength in parts of continental Europe. IBM Global Services has a broad geographic presence and is considered Atos Origin's main outsourcing competitor in Europe. In Consulting and Systems Integration, Atos Origin competes with a wide number of players, many of whom operate only on a national basis.

4.2.3 Market share in Europe

According to Gartner, on a 2003 revenue basis (2004 revenue not yet available), Atos Origin is now the third largest IT services company in Europe. IT service market share rankings in Western Europe were as follows:

Ranking in Europe	Competitors in Europe	Western Europe Revenues 2003 (**)	Western Europe Market share
1	IBM	9,920	8.2%
2	EDS	5,341	4.4%
3	Atos Origin (*)	4,735	3.9%
4	Accenture	4,563	3.8%
5	T-Systems	4,377	3.6%
6	Capgemini (CG)	4,353	3.6%
7	Siemens Business Services	3,413	2.8%
8	Computer Sciences Corporation (CSC)	3,055	2.5%
9	British Telecom (BT)	2,983	2.5%
10	Fujitsu	2,659	2.2%
11	LogicaCMG	1,897	1.6%
12	Hewlett-Packard (HP)	1,757	1.4%

Source: Company Information – Gartner

(*) Including Sema Group unaudited estimated figures, based on combined pro forma revenues for the 12 months ended December 31st, 2003 (in comparison with EUR 4,815 million in 2004).

(**) In EUR millions, based on Professional Services include Consulting Services (Consulting for Atos Origin), Development and Integration Services (Systems Integration for Atos Origin), IT Management (Managed Services for Atos Origin) and Process Management (On-line Services and BPO for Atos Origin), but excluding Product Support (Hardware and Software Maintenance and Support).

- Atos Origin is now the largest IT Services company in France, just ahead of both Capgemini and IBM Global Services. The Group's market share in France in 2004 is estimated at 8.7%,
- Atos Origin is the IT services market leader in The Netherlands following the acquisition of KPMG Consulting and the signing of three major contracts with KPN in 2002. The Company's 2004 market share in The Netherlands is estimated at nearly 11.8%,

- Atos Origin is one of the IT services market leaders in United Kingdom following the acquisition of KPMG Consulting in 2002 and the integration of Sema Group activities in 2004. The Company's 2004 market share in United Kingdom is estimated at 3.2%.

According to Gartner, based on estimated 2004 figures for external IT spending - professional services, market shares in each main country were as follows:

Country	Market Size (a)	Atos Origin Market Share	Market Leader (b)	Main Competitors (b)
France	16,224	8.7%	Atos Origin	CG, IBM, Accenture, Unilog
United Kingdom	38,010	3.2%	EDS	Fujitsu, IBM, Accenture, CSC
The Netherlands	8,343	11.8%	Atos Origin	IBM, Getronics, CG, LogicaCMG
Germany	27,414	1.2%	T-Systems	SBS, IBM, Accenture, EDS
Italy	9,805	3.1%	IBM	Accenture, EDS, Atos Origin, SBS
Spain	6,271	3.9%	IBM	Indra, Accenture, Atos Origin, CG

(a) In EUR millions, Source: Company Information – Gartner September 2004 survey in $
(b) Source: Company Information – Gartner 2004 on 2003 basis

CHAPTERS 5 and 6

5 CONSULTING AND SYSTEMS INTEGRATION

5.1 DESCRIPTION OF ACTIVITIES

Consulting - Giving the Client a Competitive Edge

Atos Consulting offers advice and a pragmatic, realistic approach to addressing client needs. It provides "end-to-end" services and solutions, ranging from supporting strategy development through to enterprise solutions and technology decisions. This enables our clients to become increasingly effective and to generate more value through an innovative approach to business processes, well-integrated supporting technologies and strategic investments in people. It ensures that client enterprises receive business and technology solutions that create and sustain a real competitive advantage faster and more cost effectively.

It has a proven track record of delivering solutions in Public Sector, Financial Services, Telecom, Transport, Process industries, CPG/Retail, High Tech, and Manufacturing. By focusing on these specific industries, Atos Consulting ensures an in-depth understanding of clients and their businesses. Through a highly integrated and global approach, Atos Consulting ensures that all aspects of a client organization – people, processes, and technology – are fully aligned with business strategy.

The Group's activities are supported by four Centers of Excellence, which deliver solution alignment, dissemination and development as well as supporting business development activities. These Centers of Excellence focus in the following domains:

- **Strategy & Technologies**: Supporting enterprises by assisting with the development and design of their business and IT strategy. Helping clients to apply technologies in a way that is aligned with their business objectives through an overarching Enterprise Architecture approach. Supplying expertise to navigate various enabling technologies and obtain excellent, innovative, reliable and secure IT operations. Helping customers rationalize their application portfolio landscape in order to reduce Total Cost of Ownership (TCO). Providing guidance on Business Process Outsourcing (BPO) and how it can be used as a strategic tool.
- **Operational Transformation**: Helping enterprises to address efficiency issues and use their operations as a mean to create sustainable competitive advantage. Providing insight into system applications that transform internal processes and external relations. Focus areas include Supply Chain Management, Procurement, Customer Relationship Management, business intelligence, manufacturing, logistics and product development.

- **Financial Management Solutions:** Designing and implementing financial processes and underlying technologies for the financial functions of private and public sector organizations. Enabling them to drive business performance through the use of better financial information, Key Performance Indicators and transformed planning, budgeting and forecasting processes. Helping Finance functions to capitalize on external changes such as the introduction and compliance with International Financial Reporting Standards (IFRS) and Sarbanes-Oxley.
- **People & Change Management:** Focusing on the alignment of human resources with business strategies and objectives. Improving the efficiency of administrative functions by balancing low cost structures with high service levels. Managing the human dimension of change by addressing people and organizational factors during change initiatives.

Atos Consulting has a legacy of long-standing and close relationships with its clients, providing complete business transformation solutions that deliver highly effective results.

Systems Integration – Delivering Clarity from Complexity

The Group's Systems Integration specialists design and implement new IT solutions and systems across a number of core markets, ensuring a seamless fit with existing infrastructures, and provides ongoing support and enhancement of IT applications. Our extensive experience in integrating people, processes and technologies enables us to design, build and operate practical and robust solutions.

The Group works with its clients to develop, implement, and maintain systems that will support and enhance their overall business strategy. As the market moves towards standardized packages, we design and implement solutions from leading vendors such as SAP, Oracle, Siebel, and integrate them in complex environments, using best-of-breed technologies. We also perform projects using customized software, open source, and legacy applications, including various languages and design methods. We work with a carefully selected group of strategic partners to develop and implement end-to-end offerings, integrating best of breed technologies and packaged systems.

As the global demand for application management increases, the Group has crafted a unique and transparent value proposition, incorporating state-of-the-art process and methodologies, strong governance, industry standards (ITIL for continuous service delivery). This solution, applicable across all of our core markets, leverages our global sourcing capabilities to deliver substantial Total Cost of Ownership (TCO) reductions via flexible pricing models aligned with their business activities.

Our approach to global sourcing is about leveraging a worldwide portfolio of capabilities, irrespective of their geographical location, to deliver high performance, dependable and globally consistent services across all the elements of the IT lifecycle. Atos Origin is a leader in deploying European SEI CMM capabilities; we currently have global sourcing centers in Europe, Asia, and South America assessed up to CMM level 5.

Though global sourcing can bring considerable benefits, it can also bring major organizational impact, highlighting the need for a provider with strong transformational capabilities. This is where we excel as we leverage our global experience, maturity, organizational and cultural alignment, as well as robust delivery capabilities.

Our domains of expertise include Enterprise Resource Management (ERM), Customer Relationship Management (CRM), Business Intelligence, Supply Chain Management (SCM), Business Integration, Enterprise Content Management (ECM), and Technical Automation. Across all of them, we have successfully implemented many complex and global projects. The Group is particularly strong in managing large-scale integration programs and has significant technical architecture skills. Our complete service offering is founded on extensive training and the adoption of high-level industry certification standards such as the Capability Maturity Model (CMM), Project Management Institute - PMI and ISO9001: 2000, with a set of fully defined systems integration processes.

5.2 Future Development

Atos Origin is committed to delivering end-to-end solutions to its clients and has established a global Consulting & Systems Integration organisation to coordinate and standardise the provision of services to clients across multiple countries, and provide integrated design-build-operate services.

We view Consulting as an independent strategic advisory service, which also supports selected large opportunities for our Systems Integration and Managed Operations organizations. The Group intends to grow its base of Consulting revenues from just less than 10% of total Group revenues to 15 - 20% *in the medium term. We already have strong expertise in* The United Kingdom, The Netherlands, France and Spain. The intention is to develop similar expertise in other main geographies, such as Germany.

The Group's Systems Integration business is an integral part of its total business offering, and it intends to double the proportion of its activities that derive from long-term relationships with its clients and from recurring revenue sources, especially via Application Management. At the same time, we expect the proportion of revenues derived from commoditized time and materials business to decline. We will apply our unique approach and knowledge to help clients across various industry sectors, and utilize our past experience to reduce risks, costs and the implementation timescales of projects.

We are developing emerging solutions in line with our clients' technical strategies; these include RFID, Open Source, Security, and a combination of Enterprise Content Management (ECM) with business process management (BPM), business activity monitoring (BAM), and enterprise performance management (EPM).

An example of our capabilities is the Olympic Games, where technology and processes are being replicated for other major events, resulting in reduced costs and greater reliability. Atos Origin was the official Worldwide Information Technology partner for the Athens Olympics in 2004 and we also have *responsibility for* the Turin Winter Games in 2006 and the Beijing Olympics in 2008. We are responsible for information technology consulting, systems integration, operations management, information security and software applications development In Athens, we provided complex but transparent information technology systems to deliver immediate, accurate and reliable information that conveyed the true drama of the competition.

5.3 Summarized Trading in 2004

(In EUR millions)	FY04	% total	FY03 (a)	% Growth (b)
France	575	23%	645	-5.7%
United Kingdom	550	22%	547	-1.4%
The Netherlands	466	18%	441	+6.5%
Other countries	946	37%	1 073	-8.9%
Consulting & Systems Integration Revenue	**2,537**	**100%**	**2,706**	**-4.0%**
Operating Profit	**192.2**		**160.5**	**+20%**
% margin	**7.6%**		**5.9%**	
Staff year-end	**24,938**		**26,345**	**-5%**

(a) Unaudited pro forma figures
(b) Organic growth for revenue

Consulting & Systems Integation Revenue breakdown by country


23%
18%
France
United Kingdom
The Netherlands
Other countries

Consulting Revenues €401M


10%
34%

Systems Integration Revenues €2,136M


25%
15%

6 MANAGED OPERATIONS

6.1 Description of Activities

Managed Operations – Strategic Alternatives Addressing Cost and Risk

Atos Origin specializes in managing and transforming the IT operations of its clients. This includes managing clients' entire information and data processing systems, covering data centers, network and desktop support operations, application management and implementing processes and tooling that enable clients to benefit from state-of-the-art technology. Atos Origin is able to provide 7x24 "follow the sun" infrastructure and application support through its global network and has unrivalled experience in major roll-out programs covering complex and multi-site solutions. Success is assured through the use of our Continuous Service Delivery Methodology (CSDM). This model guides our clients through the process of assessment, planning, implementation, transition, and continuous quality delivery.

The acquisition of Sema Group has increased our outsourcing capabilities in important geographies. Atos Origin is now the leading European outsourcing company with major market positions in The United Kingdom, France, The Netherlands and Germany, as well as having a significant position in the rest of Europe and Asia. The acquisition has enhanced and reinforced our service portfolio and we now offer a strong and consistent global capability.

Our services and solutions include:

- **IT Infrastructure Outsourcing** – Managing and transforming the IT infrastructure of our clients, including data centre management, desktop and network support operations.
- **Desktop Support Management** - Installation and management of complex distributed architectures encompassing workstations, local area networks, servers and software and including 7x24 Global Service Desk IT Support through a worldwide network.
- **Network and Server Management** - including on-demand storage and capacity services that are secure, reliable and cost-effective.
- **Application Management** - True end-to-end support covering infrastructure operations and management. This includes maintenance and technology refresh as well as the benefits of our mature offshore capabilities. Specialist processes for the management of SAP R/3 platforms, including multilingual, specialist helpdesks, *application maintenance and platform management.*
- **eServices** – Internet and extranet services, collaborative messaging, web and portal based application hosting services.
- **Business Process Outsourcing** – Payment and credit card transaction processing, internet payment.
- **Stock Exchange Systems** - The Group's joint venture with Euronext - AtosEuronext – is a leader in quotation and clearing systems, both *in build and run offerings implemented in many exchanges* and in clearing houses all over the world.

Atos Origin is prominent in specific segments of the IT-related BPO market. The Group is a leader in the field of card payment processing, including the provision of both card issuing services for banks and other issuers, and acquiring processing, involving banks and retailers. Atos Origin is also actively involved in multimedia activities, including the design and implementation of on-line broking, informational and other active systems, many of which involve secure payment technologies.

Within Managed Operations our services continue to benefit from a number of key differentiators. Our investment over the last 10 years in establishing a consistent, high-quality, global service delivery capability based on ITIL has ensured that services are delivered effectively and reliably. We are also sensitive to the needs of our staff and take particular care that newly in-sourced employees quickly find their place in the Group. Finally, we work to ensure a good *cultural fit with our clients.* We understand the need to develop strong, transparent and long-term relationships with clients and have a policy of developing effective local management in all countries where we operate, to balance our globally aligned services with local understanding and knowledge.

6.2 Future development

We continue to believe that there are substantial opportunities for outsourcing client operations, especially for European accounts. Outsourcing remains significantly underdeveloped in many parts of continental Europe and the opportunities for growth are exciting. In 2004 the European market grew faster than the more mature North American region and it is therefore our intention to continue to pursue a significant expansion of the Outsourcing business.

As large European and global companies become homogeneous cross border organizations, it is essential for them to be supported by IT service companies providing cross border services. With that trend in mind, we formed a global Managed Operations unit to coordinate activities in this area, to support large pan-European and global bids and to ensure that our clients receive consistent and standardized services across all geographies. This unit also has responsibility for continuously reviewing the Group's operational processes and procedures and for developing new standardized offerings such as *Next Generation Desktop*, which will provide efficient and lowest-cost support for our clients' desktop populations.

We see many opportunities in the more broadly-defined areas of Business Process Outsourcing (BPO). It is our policy to stick closely to BPO activities that are directly IT-related and the Group will continue to be selective in identifying those areas of business where it can add value for its client base and deliver adequate and sustainable returns for the business. We are already a major BPO player in Europe through our card payment and internet processing activities, which were re-launched under the Atos Worldline brand in 2004. Atos Worldline currently generates annual revenues of around EUR 380 million and generates among the best margins in the Group. Profitability is closely linked with scale and we believe that there will be many opportunities to grow this business in the short-medium term. We believe that a large number of financial institutions will in due course choose to outsource their front and back office transaction processing operations, providing them with substantial cost savings and enabling Atos Origin to offer a wide range of new opportunities to expand their commercial offerings through technology developments, in areas such as smart card, identification and security.

6.3 Summarized trading in 2004

(In EUR millions)	FY04	% total	FY03 (a)	% Growth (b)
France	835	30%	800	+4.7%
United Kingdom	672	24%	586	+12.6%
The Netherlands	517	19%	525	-1.5%
Other countries	741	27%	788	+6.8%
Managed Operations Revenue	**2,765**	**100%**	**2,699**	**+5.8%**
Operating Profit	**264.1**		**267.9**	**-1%**
% margin	**9.6%**		**9.9%**	
Staff year-end	**21,447**		**19,548**	**+10%**

(a) Unaudited pro forma figures
(b) Organic growth for revenue

Managed Operations
Revenue breakdown by country


30%
19%

■ France
□ United Kingdom
□ The Netherlands
□ Other countries

CHAPTER 7

7 OPERATIONAL REVIEW

7.1 Disclaimer

In order to facilitate the comparison of financial information, data for 2003 is shown on a pro forma combined 2003 basis, including Sema Group's unaudited and estimated figures for that year. The summary combined pro forma income statements of the new group for the 12 months ended December 31st, 2003 have been prepared in accordance with French accounting principles applied by Atos Origin and described hereafter in the section "Financial Report" within this document. The Sema Group figures for 2003 were carved out of statutory entities within SchlumbergerSema.

The segment information relating to Sema Group presented in this Operational Review has been prepared by Atos Origin based on information received from Sema Group, presented in accordance with Atos Origin's geographical and service line segment structure and in line with Atos Origin's reporting conventions.

Due to the fact that all activities were merged operationally at the beginning of 2004, there is no analysis of 2004 performance between former Atos Origin operations and Sema Group.

7.2 Revenue and Profitability by Service Line

The 2004 operating results were as follows:

(in EUR millions)	FY 2004	FY 2003 Pro forma	% growth
Revenue	5,302	5,405	-1.9%
Income from Operations	384.8	318.6	+21%
% margin	7.3%	5.9%	

7.2.1 Revenue

Group revenues for 2004 were EUR 5,302 million, an increase of 75% compared with 2003, which was prior to the acquisition of Sema Group. That represents an organic increase of just under 1% compared with the pro forma results of the combined Group for the same period in 2003, on a constant scope and exchange rate basis. Exchange rates had a negative impact of 0.4% while disposals in the second half of 2003, including the check and document processing business in France and the Group's Hungarian activities, and the disposal of Cellnet and four other small businesses in the second half of 2004, had a negative impact of 2.4%.

As a result, the Group exceeded its guidance for the year by achieving organic growth of 0.9% on a constant scope and exchange rate basis.

Fiscal Year	Change	% growth
Total revenue change	-102	-1.9%
Disposals	-127	-2.4%
Exchange rate	-21	-0.4%
Organic growth	+45	+0.9%

That organic increase includes year-on-year *pricing pressure estimated* at around 1.1%, in line with our 2004 estimate, offset by a net volume improvement of 2.0%. Excluding the 1.2% volume decline at Philips, which is in line with the trend reported at the half-year, the remainder of the Group produced a *volume increase of* 3.2%. The *decline* in revenue from Philips was compensated by winning a steady flow of large new orders during the second half of the year, especially in Managed Operations.

The Group has continued to focus strongly on its key account program. The 30 Tier 1 client accounts represented slightly under 50% of total revenue in 2004, of which approximately half were former Sema Group clients. We are continuing to develop our key account relationships and increase market share at many of these accounts. Order input has been steady and encouraging during the year. Overall order entry was EUR 6.8 billion in 2004, which represented a book-to-bill ratio of 128%, or 135% excluding long-term BPO activities.

The total Group backlog at the end of December was EUR 6.8 billion also, representing 1.3 years' sales. The Group has replaced the divestment of BPO business at Cellnet with a much higher European-based outsourcing backlog, which is in line with the strategy to be one of the leading IT companies in Europe. The pipeline, excluding *major deals, rose to EUR 2.4 billion.*

The revenue performance by service line was as follows:

(in EUR millions)	FY 2004	FY 2003 Pro forma	% growth	% organic growth (*)	% 2004 revenue
Consulting & Systems Integration	2,537	2,706	-6.2%	-4.0%	48%
Managed Operations	2,765	2,699	+2.4%	+5.8%	52%
Total	5,302	5,405	-1.9%	+0.9%	100%

(*) On a constant scope and exchange rate basis

In **Consulting and Systems Integration**, 2004 revenue reached EUR 2,537 million, which was a decline of 6.2% compared with 2003 on a pro forma combined basis, and a decline of 4.0% at constant scope and exchange rates, of which approximately 1% was due to pricing erosion year on year and 3% to volume decline. We currently see some indication of prices starting to increase, with price rises representing around 1% in the second half in comparison with the first half of 2004. The organic revenue increase was 0.8% in the second *half compared with the first. The book-to-bill ratio in* the first half of 2004 was 98%, with a positive trend showing 87% for quarter 1 and 114% in quarter 2, while the second half produced a strong book-to-bill ratio of 110%.

	Organic growth H1 2004 / H1 2003			Organic growth H2 2004 / H2 2003			Organic growth 2004 / 2003		
	Total	Price	Volume	Total	Price	Volume	Total	Price	Volume
Consulting & Systems Integration	-5.9%	-3%	-3%	-2.1%	+1%	-3%	-4.0%	-1%	-3%

There has been a steadily improving reduction in the quarterly rate of decline as shown in the graph below This is mainly due to volume increases in Systems Integration, where the Group continues to focus on higher added value solutions, and where prices are starting to show some improvement.


+0%
-2%
-4%
-6%
-8%
Quarter 1
Quarter 2
Quarter 3
Quarter 4
-6.4%
-5.4%
-4.3%
-0.1%
2004 Quarterly Organic Revenue Growth

Managed Operations revenues were EUR 2,765 million, an increase of 2.4% compared with 2003 on *a combined pro forma basis and 5.8% higher at constant* scope and exchange rates. Pricing pressure was estimated at 1%, including adjustments on certain types of long-term contract. The volume increase reached 7% thanks to a steady rate of contract wins achieved in 2003 and 2004. We estimate *that pricing pressure was limited between the two halves of* 2004, with regular growth in volume over the past 12 months. Revenue in the second half represented a sequential organic increase of 4.6%. In Managed Operations, excluding BPO activities, the book-to-bill ratio in 2004 was 166%, with 115% in the first half and a very strong 217% in the second half, including the new KarstadtQuelle contract.

	Organic growth H1 2004 / H1 2003			Organic growth H2 2004 / H2 2003			Organic growth 2004 / 2003		
	Total	Price	Volume	Total	Price	Volume	Total	Price	Volume
Managed Operations	+3.2%	-2%	+5%	+8.5%	-0%	+9%	+5.8%	-1%	+7%

As in Consulting and Systems Integration, the Managed Operations growth rate increased steadily, as *shown in the graph below:*


2004 Quarterly Organic Revenue Growth
+12%
+8%
+4%
+0%
+4.7%
+1.9%
+6.0%
+10.9%
Quarter 1
Quarter 2
Quarter 3
Quarter 4

7.2.2 Profitability

The operating margin performance by service line was as follows:

(in EUR millions)	FY 2004	% margin	FY 2003 Pro forma	% margin	% growth
Consulting & Systems Integration	192.2	7.6%	160.5	5.9%	+20%
Managed Operations	264.1	9.6%	267.9	9.9%	-1%
Corporate	(71.5)	-1.3%	(109.8)	-2.0%	+35%
Total	384.8	7.3%	318.6	5.9%	+21%

Following a detailed review of operations, immediate action was taken in January 2004 to reduce loss-making activities within Sema Group, reduce overheads at Group level and improve operating efficiency. As a result, the operating margin for the period reached 7.3%, *slightly ahead of our* expectations.

As explained on September 22nd, 2003, the margin improvement linked to the merger derives mainly from:

- ✓ Sema Group's staff restructuring in the second half of 2003, before the merger,
- ✓ The introduction of best practices across the combined group,
- ✓ An increase in gross margin between the first and the second halves through improvements in operational performance,
- ✓ Improvements to productivity through better staff utilization,
- ✓ The consolidation of datacenter resources and premises,
- ✓ The rationalization of other indirect costs,
- ✓ The reduction of corporate costs,
- ✓ The divestment of underperforming and non-core activities.

Consulting and System Integration margins rose from 5.9% to 7.6% in 2004 and have recovered from the trough levels seen in 2002/03. Profitability was significantly higher in the second half of 2004, rising to 9.1% compared with the first half figure of 6.0%. Margins have shown a steady improvement during the course of 2004 due to a reduction in the number of direct production staff to match sector demand, and to an intensive action plan to reduce indirect costs. Since the first half of 2004, these activities also benefited from general price stabilization, with limited price increases in specific areas and less business volatility.

There has been a double positive impact from reducing the number of project-based staff on the bench every month, thereby limiting the scale and cost of the restructuring plan. Utilization rates increased steadily from 64% in Consulting and 78% in Systems Integration at the end of December 2003, to 73% and 80% respectively at the end of June 2004. By the end of December 2004, utilization had risen to 75% in Consulting and 81% in Systems Integration.

The Group achieved a margin of 9.6% in its **Managed Operations** business in 2004, primarily due to scale efficiencies in France and The Netherlands and to a good performance in the Atos Worldline business. The short-term margin dip to 8.4% in the first half of 2004 was the result of taking a conservative view of accounting for some long-term Sema contracts in Q1 2004 and due to several contract renewals at lower margin. Margins in this segment improved by more than 2 points, to 10.7%, during the second half of 2004 as a result of management action to dispose of low margin activities, reduce indirect costs and rationalize premises and data center capacity.

For the Group as a whole, gross margin and indirect costs represented 21.9% and 14.6% of Group *revenues respectively for 2004 in total,* compared with 21.3% and 15.3% of Group revenues respectively in the first half of 2004.

Corporate costs fell from 2.0% of Group revenue on a pro forma basis in 2003 to 1.3% for 2004. This is close to the level of Atos Origin corporate costs on a stand-alone basis at the end of 2003. The Corporate organization has been realigned to former Atos Origin standards by re-assigning central staff to direct profit-related activities, while at the same time funding the new Global Consulting & Systems Integration and Global Managed Operations units at corporate level. As a result, the year on year pro forma comparison shows a decrease in corporate costs of 35%.

7.3 Activity by Quarter

The focus on reducing the cost base and streamlining the new organization produced immediate *benefits after the merger and enabled the Group to improve margins from 5% in the first quarter to 7%* in the second, and to maintain margin rates at 7% during the summer in spite of negative seasonality effects. The operating margin reached 10% in the last quarter of the year.

(in EUR millions)	Quarter 1	Quarter 2	Quarter 3	Quarter 4	H1	H2	FY 2004
Revenue	1,305	1,348	1,253	1,396	2,653	2,649	5,302
% reported growth	-3.9%	-2.5%	-2.5%	+1.2%	-3.2%	-0.6%	-1.9%
% organic growth (*)	-0.9%	-1.8%	+0.9%	+5.3%	-1.3%	+3.2%	+0.9%
Income from Operations	64.6	93.7	86.0	140.5	158.3	226.5	384.8
% margin	5.0%	7.0%	6.9%	10.1%	6.0%	8.5%	7.3%

(*) On a constant scope and exchange rate basis

Revenue in the second half was EUR 2,649 million, representing an encouraging 2.7% sequential revenue increase composed of an increase in Consulting & Systems Integration of 0.8% and in Managed Operations of a strong 4.6%.

The trend was positive throughout the year, with the second half producing organic growth of 3.2% compared with the same period in 2003, after a small decline of 1.3% in the first half. Revenue in the fourth quarter of 2004 reached EUR 1,396 million, representing a strong organic increase of 5.3% compared with the same quarter in 2003, with growth in all of the Group's major markets in Europe. Revenue in last quarter represented an exceptional sequential organic increase of 14.4% compared with the third, both in *Consulting & Systems Integration (+15.9%) and Managed Operations (+13.0%).* This was due to the combination of an important number of new orders signings and a steady improvement of the market in general. The volume declines experienced during the current cycle have leveled off and volumes increased slightly quarter after quarter, excluding Philips.

Allowing for seasonality, the graph below shows the steady improvement in profitability during 2004, quarter by quarter, as the Group's restructuring and integration plan took effect:



11%
10%
9%
8%
7%
6%
5%
4%
Margin Rate FY03
Margin Rate FY04
5.0%
4.8%
7.0%
5.9%
6.9%
5.2%
10.1%
7.6%
Quarter 1
Quarter 2
Quarter 3
Quarter 4

The integration of Sema Group has progressed well and the Group achieved its target of producing an operating profit margin in excess of 7%. First half profitability was marginally ahead of the same period in 2003, even though the group was heavily engaged in reorganization and restructuring activity during that period. In the third quarter, profitability was close to 7%, 1.7% higher than in the third quarter of 2003. In the seasonally strong fourth quarter, profitability exceeded 10% and was significantly higher than the 7.6% recorded in 2003 on a pro forma basis.

Looking forward, the Group expects to improve its overall profit margin in 2005 due to the full-year impact of restructuring actions taken during 2004 and to new or extended action plans launched during the year.

7.4 Revenue and Profitability by Geographical Area

7.4.1 Revenue

(in EUR millions)	FY 2004	FY 2003 Pro forma	% growth	% organic growth (*)	% 2004 revenue
France	1,410	1,445	-2.4%	+0.2%	27%
United Kingdom	1,222	1,133	+7.9%	+5.8%	23%
The Netherlands	983	967	+1.7%	+2.1%	18%
Rest of EMEA	1,266	1,291	-2.0%	-1.5%	24%
Americas	280	386	-27.6%	-1.0%	5%
Asia-Pacific	141	182	-22.6%	-14.5%	3%
Total	**5,302**	**5,405**	**-1.9%**	**+0.9%**	**100%**

(*) On a constant scope and exchange rate basis

Europe remains the Group's principal base, generating more than 90% of total revenue. France, The United Kingdom and The Netherlands represent 68% of Group revenues and grew organically by 2.6% in 2004 compared with 2003.

The United Kingdom and **The Netherlands**, where the Group has good critical mass and an annual revenue base close to or in excess of EUR 1 billion in each market, performed well. The United Kingdom produced organic growth of 5.8% and in The Netherlands the increase was 2.1%, in spite of the further decline in business from Philips.

Revenues in **France** were stable on an organic basis, partly due to some limited disruption during the physical relocation and integration process, but more particularly as a result of focusing the systems integration business away from commoditized segments of the market. The Group's primary objective here is to drive good long-term profitability. This has been clearly demonstrated since the beginning of the year with a 4-point improvement in margin rate between the first and the last quarters of the year.

As far as the **Rest of EMEA** is concerned, some countries continue to be affected by weak IT spending. However, Germany performed well, increasing revenues by 19%, mainly due to the impact of the KarstadtQuelle contract in the last quarter and in Italy there were signs of an improvement in the second half compared with the first. The Middle-East region remains affected by geopolitical instability and decreased by 25%, resulting therefore in an overall organic decrease in Rest of EMEA countries, which was limited to 1.5% for the year as a whole. However, there was an increase of 6% in H2 in comparison with the first half.

The **Americas** now represents only 5% of group revenues. In **North America**, the group disposed of more than half of its business, in line with its stated intentions. This was mainly due to the divestment of Cellnet, a capital-intensive business that the Group regarded as non-core to its mainstream IT service delivery activities. The remaining North American activity is now healthy, profitable and growing once again. The year-on-year organic decline of 10% is mainly the result of a reduction in business activity in 2003, including decisions by several clients to consolidate IT activities back into Europe, both for Atos Origin and Sema Group. Compared with the second half of 2003, when the on-going revenue base was at its lowest, there was a limited decrease of 3% in the first half of 2004 and a sequential organic growth of 5% in the second half of 2004.

In **South America**, the Group's results were disrupted early on in the year by taking on many small units from Sema, which needed to be separated from Schlumberger's operations. Action has now been taken to streamline or divest some of those operations. Furthermore, the Group has been successfully transferring offshore support work to Brazil, which was one of several factors driving good organic growth of 24% in the year. In December 2004, Atos Origin completed the disposal of its Peruvian business.

Asia-Pacific recorded an organic decrease of 14%, partly due to one major contract renewal at the start of 2004. However, the region is now growing quarter by quarter and we have recently announced an investment in a substantial state-of-the-art data centre in Hong Kong, which will help the Group to develop its outsourcing business in this region. During quarter 3, the Group announced the sale of its Australian subsidiary to Fujitsu. The activity was remote and sub-scale and consequently profitability was minimal. The region recorded a strong sequential organic growth of 15% in the second half of 2004.

7.4.2 Profitability

All main Group countries and regions continued to be profitable in 2004:

(in EUR millions)	FY 2004	% margin	FY 2003 Pro forma	% margin	% growth
France	121.1	8.6%	116.4	8.1%	+4%
United Kingdom	117.5	9.6%	90.0	7.9%	+31%
The Netherlands	125.4	12.8%	114.9	11.9%	+9%
Rest of EMEA	73.1	5.8%	66.4	5.1%	+10%
Americas	9.4	3.4%	12.3	3.2%	-23%
Asia-Pacific	9.8	7.0%	28.5	15.7%	-66%
Corporate	(71.5)	-1.3%	(109.8)	-2.0%	+35%
Total	384.8	7.3%	318.6	5.9%	+21%

France, The United Kingdom and **The Netherlands** benefited from critical mass and continued strong cost-cutting measures. These three countries improved their profitability by 0.5 points of margin, 1.7 points and 0.9 points respectively. The limited decline in profitability in France during the first half (7.2% margin rate) was largely due to the merger, especially as a result of business reorganization and staff reallocation between Corporate and French operations. Swift and on-going management action produced a significantly better result in the second half with a 10.0% margin rate. These three main countries reported overall growth in their operating income of 13% in comparison with 2003.

The remaining countries of **EMEA** reported an increase in profitability by 0.7 points of margin even though the region was negatively affected by lower activity in the Middle-East. Many of the component countries within the rest of EMEA still lack critical mass, which has made it difficult to absorb fully the effects of the economic downturn in recent years. However, they benefited from the positive impact of the merger and *the specific action plans to restore profitability. Nearly all of the European countries in* this region improved their profitability significantly between the first and the second half of the year and the region as a whole improved its margin rate from 3.7% in the first half to 7.7% in the second half of the year.

The decrease *in profitability in* **North & South America** *is also due to a lack of critical mass* in those regions, even though the overall margin rate was stable. **Asia-Pacific** produced a full year margin rate of 7%, but profitability was nearly 15%, excluding specific and non-recurrent expenses for transition to the new data center.

7.5 Activity by Industry Sector

(in EUR millions)	Fiscal Year 2004	% 2004 revenue	% organic growth (*)	% 2003 revenue pro forma
Public Sector and Utilities	1,461	27%	+14%	25%
Telecoms and Media	1,018	19%	-5%	20%
Financial Services	987	19%	-5%	20%
Discrete Manufacturing	630	12%	13%	14%
Process Industries	423	8%	+7%	7%
CPG & Retail	365	7%	+25%	5%
Transport	278	5%	+10%	5%
Others	141	3%	-29%	4%
Total	5,302	100%	+0.9%	100%

(*) On a constant scope and exchange rate basis

As a result of the acquisition of Sema Group, the Group now has a well-balanced presence throughout its chosen industry sectors on a global basis, without excessive exposure to any single market. In particular, Sema Group and Atos Consulting have strengthened the Group's presence and brought new experience in the Public Sector, Utilities and Transport markets. In Europe, key catalysts for recovery in the technology services industry have been the *Public and Financial Services sectors, with* an improving trend among Telecommunications and Retails markets.

The acquisition of Sema Group added a portfolio of long-standing client relationships to Atos Origin's client base while reducing its client concentration. There was a strong fit between the client portfolios of Sema Group and Atos Origin since the *overlap between the top client lists of each is minimal. In* those instances where overlap did exist, the services provided by Atos Origin and Sema Group respectively were in most cases complementary.

In 2004, Atos Origin established a Key Account program that comprises 30 clients, representing more than 45% of total revenues in 2004, with an equal proportion of clients from Atos Origin and former Sema Group. With the addition of a further 70 Tier 2 clients, the Group has established a go-to-market strategy focused on 100 clients globally, from whom we currently derive nearly 65% of Group revenues and with whom we believe there is potential to do more business in future. The client base is well balanced among the different industry sectors and the coverage of each industry sector and service line by Tier 1 and Tier 2 clients is approximately two thirds as shown in the table below:

Coverage by Tier 1 & Tier 2	Sector	% coverage revenue	Service line
Public Sector & Utilities	76%	Consulting & Systems Integration	64%
Telecoms & Media	76%	Managed Operations	69%
Financial Services	61%		
Discrete Manufacturing	56%		
Process Industries & Life Sciences	63%		
Others (ie Transport & Retail)	53%		
Total Group	67%		67%

The Group strengthened its **Public Sector and Utilities** position (27% of total Group revenue, with a 14% organic increase) with French, Dutch and UK government ministries. The UK government has made a strong commitment to use IT to improve the efficiency of government departments, as did the Dutch government. The Group believes that public sector outsourcing will grow significantly throughout the rest of Europe.

In Public Sector, the integration of Sema Group has contributed a strong set of governmental solutions and major contracts in The United Kingdom and France. The largest clients are the UK Department for Work and Pensions, the UK Ministries of Environment and Defence, the UK National Health Service, the UK Metropolitan Police, EDF, the European Economic Community, Food and Rural Affairs, the French Ministries of Agriculture, Social Affairs and Health, Finance and the Interior.

Telecoms and Media represented 19% of total Group revenue. These markets are starting to benefit from new investment in Telecommunications infrastructures, following a *significant financial* improvement in 2003. The acquisition of Sema Group provided Atos Origin with a leading European position in the Telecom sector, where the new group is able to leverage Sema's experience in delivering billing systems, messaging platforms, CRM, and SIM card applications. The largest clients of the Group in these sectors are Ericsson, *France Telecom-Orange*, KPN, *Lucent*, *Telecom Italia*, Vodafone, Vivendi-Universal and Wolters Kluver.

The **Financial Services** sector (19% of total Group revenue) was still impacted by price and volume *pressure. The financial services* market remains important despite several years of scaled-back IT spending. The new regulatory environment, including Basel II, Sarbanes-Oxley, Solvency II and the move to IFRS accounting standards are starting to drive increased demand for IT services and, according to industry research, the majority of European banks have now allocated budgets to fund these projects. *IT services companies with deep expertise* in financial services and global roll-out capabilities will be the main beneficiaries.

Atos Origin is now one of the leading European players in the Financial Services sector according to independent industry analyst Gartner, proposing offerings such as multi-channel banking platform, trading, clearing & settlement, security and payment solutions. The largest clients of the Group in this sector are ABN AMRO, BNP Paribas, Euronext/LCH-Clearnet, Credit Lyonnais-Credit Agricole, ING, Manulife, Societe Generale, Royal Bank of Scotland, Standard Chartered Bank and UBS.

Discrete Manufacturing (12% of total Group revenue) reported an overall decrease, *mainly in high-tech*, which was directly linked to the 21% decline in the Philips account year on year. The largest clients in this sector are Alstom, Fiat, Philips and Renault Nissan.

Process Industries (8% of total Group revenue) increased by 7%. The *pharmaceuticals*, *chemicals* and oil & gas sectors performed well. The largest clients of the Group in this sector are Akzo Nobel, British Petroleum, ICI, Saudi Aramco, Schlumberger, Shell and Total.

Consumer Packaged Goods and Retail *represented* 7% of total Group revenue, showing a significant increase of 25% due to the new deal signed in September 2004 with KarstadtQuelle. The largest clients of the Group in this sector are Auchan, Brakes, Carrefour, KarstadtQuelle, PPR, Philip Morris, Procter & Gamble and Unilever.

Transport represents 5% of total Group revenue, including key clients in the United Kingdom such as Network Rail.

CHAPTER 8

8 FINANCIAL REVIEW

8.1 INCOME FROM OPERATIONS BEFORE DEPRECIATION AND AMORTISATION

(in EUR millions)	Fiscal Year 2004	% margin	Fiscal Year 2003	% margin	% growth
Operating Income	384.8	7.3%	247.8	8.2%	+55%
Depreciation of fixed assets	149.9	2.8%	102.4	3.4%	
Operating net charge of provisions	(78.2)	-1.5%	(4.7)	-0.2%	
Net charge of provisions for pensions	(16.4)	-0.3%	(0.5)	0.0%	
EBITDA	440.1	8.3%	344.9	11.4%	+27%

Depreciation of fixed assets amounted to EUR 150 million, corresponding to 2.8% of total revenue, compared to 3.4% for Atos Origin stand alone in 2003. This decrease is the result of an 8% reduction in fixed assets on a combined opening pro forma basis and tight control on capital investment, which amounted to EUR 137 million in the period, or 2.6% of total revenue.

The net release of provision for EUR 78 million is mainly due to the utilization of provisions for project commitments of EUR 58 million, particularly loss-making contracts undertaken by Sema Group prior to acquisition by Atos Origin. The remainder of the amount concerns the net release of provisions for litigations, guarantees and contingencies with cash payments out and release of provisions for doubtful debts offsetting trade accounts receivable definitively lost. As far as pensions provisions are concerned, the net release corresponds to the payment to external pension funds.

As a result, EBITDA reached EUR 440 million, or 8.3% of revenues. The Group is substantially within its EBITDA borrowing covenants, with a Consolidated Leverage Ratio (Net Debt divided by EBITDA) of 1.12 at the end of December 2004. The Consolidated Leverage Ratio may not be greater than 1.75 for test periods up to and including December 31st, 2004, and 1.5 thereafter.

8.2 Income Statement

The Group reported a net profit for 2004 of EUR 11 million, after charging EUR 117 million for goodwill amortization. Goodwill amortization included EUR 70 million linked to the acquisition of Sema Group. The net profit before goodwill amortization and non-recurring items (net of tax) reached EUR 231 million, an increase of 51% compared with 2003, and corresponding to 4.4% of revenue.

(in EUR millions)	Fiscal Year 2004	% margin	Fiscal Year 2003	% margin	% growth
Income from Operations	384.8	7.3%	247.8	8.2%	+55%
Net financial expenses	(48.5)		(26.6)		
Non-recurring items	(149.6)		(54.9)		
Corporate income tax	(51.7)		(40.9)		
Minority interests & equity affiliates	(7.5)		(11.3)		
Goodwill amortization	(117.1)		(283.1)		
Net income – Group share	**10.5**	**0.2%**	**(169.0)**	**-5.6%**	**+106%**
Net income before goodwill amo.	**127.6**	**2.4%**	**114.1**	**3.8%**	**+12%**
Net income before goodwill amo. and non-recurring items (*)	**230.8**	**4.4%**	**153.0**	**5.0%**	**+51%**

(*) Net of tax

Net financial expenses
Net financial expenses for the period were EUR 48 million, including net interest expense of EUR 37 million. The net interest expense included exceptional lease financing costs of EUR 4 million on Cellnet activities sold in July 2004. Excluding these expenses and on the basis of an average net debt of EUR 671 million during the year, the average cost of borrowing was 5.0%, compared with 4.6% in 2003 (EUR 399 million average net debt). Average net debt increased by EUR 272 million primarily due to the EUR 432 million cash element of the Sema Group acquisition at the beginning of the year.

The increase in the average cost of borrowing came from the lower volume of financial income from cash equivalent (EUR 5 million classified under short-term borrowing hereafter in the table), which represents an impact of 0.8 point.

(in EUR millions)	Fiscal Year 2004	Fiscal Year 2003	Change
Convertible bond issues	(2.0)	(1.7)	-0.3
Long and medium-term borrowings	(33.0)	(22.9)	-10.1
Lease financing	(4.5)	(0.8)	-3.7
Short-term borrowing	2.2	7.2	-5.0
Net interest expense	**(37.2)**	**(18.2)**	**-19.0**
Exchange rates gains and losses	(3.2)	(4.2)	1.0
Financial provisions (financial assets)	(1.7)	(4.2)	2.4
Financial provisions (pensions)	(4.0)		-4.0
Other financial income and expense	(2.4)	0.0	-2.4
Net financial Income	**(48.5)**	**(26.6)**	**-21.9**

Long and medium term borrowing expenses increased by EUR 10 million or 44% compared with 2003. Average net debt increased by 68%, but with a reduction of the average cost of debt.

Net interest expense was covered more than 10 times by income from operations, compared with the level of coverage required under the Group's bank covenants, which is not less than 5 times.

Non-recurring Items
Non-recurring items amounted to EUR 150 million, mainly composed of integration, rationalization and staff reorganization costs.

(in EUR millions)	Expenses (*)	Others (**)	Total
Reorganization	(95.9)	(14.1)	(110.0)
Rationalization (***)	(22.6)	7.3	(15.3)
Integration	(23.4)		(23.4)
Sub-total	(141.9)	(6.8)	(148.7)
Capital Loss/Gain		3.3	3.3
Others		(4.1)	(4.1)
Non recurring items	**(141.9)**	**(7.6)**	**(149.6)**

(*) With impact in cash (refer to section "Cash flow and net debt" hereafter)
(**) Including charge and release without cash payments
(***) Including in "others" write-off of fixed assets

At the time of announcing the acquisition of Sema Group, Atos Origin indicated that the transaction was expected to provide cost savings through the introduction of best practices across the combined group, improvements in operating performance and improved productivity. The total merger costs in relation to the initial integration plan were estimated at EUR 150 million for 2004, mainly for staff restructuring. A total of 1,766 employees left the business in 2004 under the re-organization program and more than 70% of the plan had been completed at the end of December 2004. The total cost of reorganization, rationalization and integration reached EUR 149 million in the period, in line with the original plan.

Corporate income tax
The tax charge for 2004 was EUR 52 million. The effective tax rate was 31.0% of pre-tax income, up from 29.3% last year. This increase was due to:

- The profit mix between countries, some generating profit and others being non profitable after restructuring costs,
- The fact that the positive impact of merger action started taking effect in the second half of the year only. The result was a strong decrease in the effective tax rate between the first half (47.4%) and the second (22.6%).

Minority interests
Minority interests included shareholdings held by joint venture partners and other associates of the Group in the operations of AtosEuronext (50%), Atos Worldline Processing Services in Germany (42%) and Atos Origin Middle-East (25%). The decrease in minority interests was mainly due to lower activity in the Middle-East, as explained previously.

8.3 Earnings per share

(in EUR millions)	Fiscal Year 2004	Fiscal Year 2003	% growth
Weighted average number of shares	65,821,887	45,458,166	+45%
Weighted average number of shares, diluted (*)	67,473,784	48,380,433	+39%
EPS, before goodwill amo. and non-recurring items (**)	**3.51**	**3.36**	**+4%**
Basis EPS	0.16	(3.72)	
Diluted EPS, before goodwill amo and non-recurring items (**) (***)	**3.43**	**3.24**	**+6%**
Diluted EPS (***)	0.17	(3.42)	

(*) With dilution impact only
(**) Based on net income before goodwill amortization and non recurring items net of tax
(***) Including impact of conversion of dilutive securities

Based on a weighted average of 65,821,887 shares in issue during 2004, earnings per share before amortization of goodwill and non-recurring items (net of tax) were EUR 3.51, an increase of 4% in comparison with 2003 on a statutory basis.

Based on a weighted average of 67,473,784 shares in the period on a diluted basis, earnings per share before amortization of goodwill and non-recurring items (net of tax) were EUR 3.43, an increase of 6% in comparison with 2003 on a statutory basis.

Based on the closing number of shares in issue, and on a diluted basis, earnings per share before amortization of goodwill and non-recurring items (net of tax) were respectively EUR 3.45 and 3.39, an increase of 8% and 10% respectively in comparison with 2003, on a statutory basis.

8.4 CAPITAL EMPLOYED AND RETURN ON CAPITAL EMPLOYED (ROCE)

Due to changes in scope, capital employed, excluding net assets held for sale, goodwill and other intangible assets with indefinite useful life, increased as a percentage of revenue from 11% to 14%. Since the acquisition of Sema Group, capital employed has been reduced by 9%. This was achieved through a reduction of EUR 41 million (-12%) in fixed assets, and a decrease of EUR 56 million (-28%) in operational working capital, which represented 2.7% of revenue at December 31st, 2004. This compares with 2.1% for Atos Origin at the end of 2003 and 3.6% at January 1st, 2004 on a combined pro forma basis.

(in EUR millions)	Dec. 31st, 2004	January 1st, 2004 (*)	Dec. 31st, 2003
Intangible fixed assets excluding goodwill	45.3	49.2	27.1
Tangible fixed assets	232.8	270.3	156.0
Investments	26.2	25.7	18.3
Total fixed assets	304.3	345.2	201.4
Operational working capital	141.1	196.6	64.3
Deferred tax	274.4	251.7	81.5
Working capital	415.6	448.3	145.8
Capital employed excluding goodwill	**719.8**	**793.5**	**347.2**
Revenue	**5,302**	**5,405**	**3,035**
Capital employed as a % of revenue	**13.6%**	**14.7%**	**11.4%**

(*) Based on combined opening balance sheet as of January 1st, 2004 and pro forma 2003 income statements including Sema Group

Despite non-recurring costs of restructuring, the return on capital employed (excluding goodwill) in 2004 was 21%.

(in EUR millions)	Dec. 31st, 2004	January 1st, 2004 (*)	Dec. 31st, 2003
Net income for the period	10.5	(244.2)	(169.0)
Add-back interest expense, net of tax	25.7	25.2	12.9
Add-back goodwill amortization and depreciation	117.1	353.9	283.2
Restated net income for the period	**153.3**	**134.9**	**127.0**
Capital employed excluding goodwill	**719.8**	**793.5**	**347.2**
Return on capital employed	**21.3%**	**17.0%**	**36.6%**

(*) Based on combined opening balance sheet as of January 1st, 2004 and pro forma 2003 income statements including Sema Group

The return on capital employed on the basis of net income excluding non-recurring items reached 42%, in comparison with 52% for Atos Origin in 2003 (pre-Sema).

8.5 PROVISIONS FOR CONTINGENCIES AND LOSSES

(in EUR millions)	Dec. 31st, 2003	Jan. 1st, 2004	Dec. 31st, 2004	Total Change	Change of which Scope	Rates	Profit & Loss	Release with cash
Fair-value adjustments	17.5	28.5	13.6	-14.9	-0.2	0.0	-0.1	-14.6
Reorganization	22.6	34.2	51.1	16.9	-0.3	-0.1	75.0	-57.9
Rationalization	19.7	66.0	50.3	-15.7	-4.9	-1.0	9.5	-19.2
Project commitments	28.3	167.5	100.3	-67.2	-9.2	-2.1	1.7	-57.5
Litigation & contingencies	46.1	142.6	113.3	-29.3	3.2	-1.7	5.5	-36.2
Total Provisions	**134.2**	**438.8**	**328.6**	**-110.2**	**-11.4**	**-4.8**	**91.6**	**-185.4**

(*) Based on combined opening balance sheet including Sema Group

- "Change in scope" includes adjustments to the Opening Balance Sheet of acquired businesses. Positive amounts relate to restructuring, pension and other provisions taken on with acquired businesses. The negative amounts relate to provisions no longer needed, which have been written back to goodwill under matching principles.
- "Rates" includes translation differences. Translation differences have been written back to equity.
- "Profit & Loss" includes charges and releases that had no impact in cash terms during the year.
- "Release with cash" includes provisions released with cash impact during the year.

The balance of **fair value adjustments** at December 31st, 2004 consisted mainly of residual software license commitments, which are in excess to the company's requirements coming from Origin. It also covers other commitments on software licenses and miscellaneous contingencies and losses relating to Sema Group activities prior to the merger. EUR 15 million was used during the year to cover the cash cost of unused software license commitments falling due in the period in relation to these two acquisitions. The remaining amount will be used in 2005.

The balance of **reorganization provisions** at December 31st, 2004 includes provisions from Atos Origin and Sema Group made in 2003 to cover the cost of their restructuring plans, and new provisions of EUR 75 million charged through the income statement in 2004 to finance the new restructuring program following the merger with Sema Group. A total of EUR 58 million was incurred in cash during 2004. The balance of provisions will be used to pay for the 2005 reorganization program.

The balance of **rationalization provisions** at December 31st, 2004 includes opening provisions from Atos Origin to cover the rationalization of premises and data processing facilities. EUR 46 million of new provisions were added in the opening balance sheet of Atos Origin in connection with potential dilapidations and restoration of premises or empty space identified by Sema Group before the merger. EUR 19 million was released, with cash outlay, during the period. The balance of provisions is composed EUR 43 million of provisions for the rationalization of empty premises space and data processing facilities in 2005, and EUR 7 million for the restoration of premises at lease expiry.

The increase in **project commitments** is due to change in scope, with material provisions charged in the opening balance sheet of Sema Group for loss-making contracts undertaken by Sema Group prior to acquisition. The Group is targeting to reduce the level of such losses through improvements in efficiency and operational performance, including increasing utilization rates, rationalizing production centers, premises and indirect non-productive costs, achieving synergies in purchasing power over a broader cost base and reducing overhead costs. Due to continuing action aimed at reducing the level of loss making contracts, the Group resolved a significant number of projects. Nevertheless, the direct cash cost of these losses was EUR 58 million in 2004. EUR 9 million relating to provisions no longer needed, have been written back to goodwill under extraordinary depreciation.

Provisions for litigation and contingencies at December 31st, 2004 include tax contingencies of EUR 45 million and EUR 68 million of provisions to cover disputes with clients, suppliers or employees. Regarding Sema Group litigation issues, the Group 's objective is to minimize such risks, as with the acquisition of Origin, and material claims have been specifically warranted by Schlumberger, including defense costs. The action plan implemented during preceding years (including through insurance-incentives and the promotion of service quality) will help achieve further reductions in the number and value of claims and litigation.

In 2004 EUR 17 million of provisioning was used to pay the convertible bond redemption premium on reimbursement, and EUR 19 million was used for liabilities guarantees and various contingencies.

The Company has taken out a number of third-party liability insurance policies with reputable international companies, providing it with a level of coverage considered adequate by Executive Management. Given the level of its contractual commitments and the loss record of the last three years, the Group has subscribed to various policies over the period covering general and professional liability with AIG for a total exceeding EUR 122 million (for more information, please refer to the section "Risks analysis – Insurance and risk management" hereafter). Similarly, the Group continued to maintain a high level of deductibles, similar to last year, as an incentive to its operations to minimize claims while continuing to enforce strict contractual liability limitation, together with an improved quality of service.

To the knowledge of the company, there is no other litigation, arbitration or exceptional fact capable of having or having had in the recent past a material effect on the financial situation, results, activity or capital of the company or group (for more information, *please refer to the section "Risks analysis* – claims and litigations" hereafter)

8.6 Pensions and other benefits

Change in provisions

(in EUR millions)	Dec. 31st, 2003	Jan 1st, 2004	Dec 31st, 2004	Total change	Change of which Equity	Scope	Rates	Charge	Release
Pensions	105,2	414,4	514,7	100,2	93,4	17,5	1,4	69,9	-82,0

Provisions of EUR 105 million at December 31st, 2003 included Atos Origin provisions of EUR 81 million against funding deficits in defined benefit schemes, and provision for funding liabilities of EUR 48 million on KPN and Atos KPMG Consulting staff in The Netherlands, where the funds have been transferred from the relevant vendors in 2004. These provisions were recorded before reclassification of EUR 24 million as financial payables following negotiation with the Dutch pension fund in 2004 (see specific note in the section Financial Report). At January 1st, 2004, the integration of Sema Group led to a significant transfer of EUR 309 million provisions from Sema Group, relating mainly to the United Kingdom and Germany.

"Equity" relates to a change in accounting method with additional provisions made in Atos Origin against funding deficits existing at December 31st, 2003, amounting to EUR 93 million. This charge has been recorded against the opening equity at January 1st, 2004.

"Scope" concerns provisions relating to the new outsourcing contracts at KardstadQuelle and E-Plus amounting to EUR 17 million.

Total commitments have increased by 14% during the period due to the reduction of discount rate of funds used in the United Kingdom and in The Netherlands, partially covered by growth of 14% in the *fair value of plan* assets, for which the expected return was globally stable. As a result, net unrecognized losses on defined benefits amounted to EUR 90 million.

The EUR 12 million net release of provisions corresponds to the payment to external pension funds for EUR 16 million (see note on EBITDA) and EUR 4 million recorded as a financial provision (see section Financial Report note e and note s).

8.7 Cash Flow and Net Debt

8.7.1 Cash flow statement

The Group began the year with a combined opening net debt of EUR 698 million immediately following the acquisition of Sema Group. Atos Origin generated a positive net cash flow of EUR 264 million from current operations during the period , representing 5% of total revenues. Net debt at December 31st, 2004 therefore fell to EUR 491 million, representing a gearing level of 32%, and giving a leverage ratio (net debt / EBITDA) of 1.12.

(in EUR millions)	Fiscal Year 2004	Fiscal Year 2003
Cash from operating activities before reorganization and FVA	327.4	267.8
Change in working capital	74.1	79.5
Net cash from operating activities before reorganization and FVA	401.5	347.3
Capital expenditure	(137.4)	(70.0)
Net cash from current operations before reorganization and FVA	264.1	277.3
Reorganization, rationalization and integration	(141.9)	(96.3)
Fair value adjustments (FVA)	(14.6)	(9.0)
Disposal of intangible and tangible assets	37.4	3.5
Other changes (*)	(27.5)	(14.0)
Net cash before net financial investments	117.5	161.5
Financial investments	(520.8)	(11.0)
Disposal of financial assets	178.3	23.8
Net financial investments	(342.5)	12.8
Net cash flow	(225.0)	174.3
Opening net debt	266.0	440.3
Closing net debt	491.0	266.0

(*) Other changes include common stock issues, dividends paid to *minority shareholders of subsidiaries*, translation differences and profit-sharing amounts payable to French employees transferred to debt

Working Capital
There was tight control of operational working capital (net of deferred tax), which represented 2.2% of total revenues at the end of 2004, including a DSO ratio of 64 days. The positive change in working capital generated EUR 74 million of cash flow, with a strong improvement during the last quarter.

Capital Expenditure
Capital expenditure amounted to EUR 137 million in 2004, representing 2.6% of revenue, which is within the Group's medium-term 2-3% guidance range indicated to the market a year ago. The Group believes that this is an appropriate on-going level of spending which takes account of a number of factors including the declining costs of IT hardware, tight internal justification requirements for spending, the effective application of the group's purchasing power and the efficient use of surplus assets within the group, especially those arising due to internal restructuring programs. Major items of expenditure included IT categories as storage, midrange, network systems, PCs, servers and mainframes, and non-IT categories mainly related to housing and logistics.
The amount of EUR 137 million of capital expenditure breaks down into EUR 25 million for Intangible assets, EUR 100 million of tangible assets and EUR 12 million of capitalized fees linked to the syndicated loan.

Reorganization, Rationalization and Integration
Reorganization and restructuring payments of EUR 142 million included EUR 96 million in connection with restructuring and EUR 48 million for other integration and rationalization. EUR 77 million was charged against existing provisions (EUR 58 million reorganization and EUR 19 million rationalization), and EUR 65 million directly through the Profit & Loss. A further EUR 15 million was paid in respect of fair value provisions, mainly comprising excess software license fees.

(in EUR millions)	Expenses in counterpart of release of provisions	Expenses directly through non recurring items	Total Cash out
Reorganization	(58)	(38)	(96)
Rationalization	(19)	(4)	(23)
Integration		(23)	(23)
Sub-total	**(77)**	**(65)**	**(142)**
Fair value adjustments	(15)		(15)
Total cash out	**(92)**	**(65)**	**(157)**

The net cash flow before financial investments amounted to EUR 118 million, representing 2.2% of consolidated revenue.

Financial Investments
Financial investments of EUR 521 million include EUR 432 million for the cash element of the Sema Group acquisition (net value including EUR 72 million of net debt acquired), and EUR 83 million of up-*front payments in relation to outsourcing contracts*, mainly KarstadtQuelle.

Disposal of Financial Investments
At the time of announcing the acquisition of Sema Group in September 2003, the Group indicated that it intended to dispose of low margin and non-core businesses with annual revenues of approximately EUR 500 million, within 18 to 24 months. During 2004, five divestments were completed under that program and are described below. Those operations generated revenues of EUR 204 million in 2003 and EUR 99 million in 2004. The total cash consideration amounted to EUR 167 million, of which EUR 162 was received tax-free in 2004, equivalent to approximately one year of 2004 revenues.

At the end of June 2004 the Group completed the disposal of Convergent, a low margin logistics consulting business in North America with annual revenues of EUR 13 million in 2003. The sale consideration was EUR 4 million. Revenues for the six months ended June 30th, 2004 were EUR 5 million.

At the end of July, 2004 the Group signed a sale and purchase agreement under which it sold its Energy Management operations in North America (Cellnet) to GTCR, a private equity house. These activities generated annual revenues of EUR 156 million in 2003. The sale consideration was EUR 157 million. Revenues for the *seven months ended July 31st, 2004 amounted to EUR 75 million*, and the business employed around 400 staff.

At the end of July 2004, the Group completed the disposal of Priority Call Management, a US-based company that provided intelligent network applications. The company had annual revenues of EUR 11 million in 2003. The sale consideration was EUR 5 million, of which EUR 1.5 million was paid immediately in cash, with the remainder to be paid via an interest-bearing promissory note later. Revenues for the seven months ended July 31st, 2004 were EUR 6 million.

In October 2004, the Group completed the disposal of its wholly-owned Australian subsidiary to Fujitsu Australia. Fujitsu has agreed to provide on-going operational support for Atos Origin's global clients in Australia under an alliance relationship. The company had annual revenues of approximately EUR 24 million in 2003. The sale consideration was EUR 1 million. Revenues for the nine months ended September 30th, 2004 were EUR 12 million and the company employed just over 140 staff.

In December 2004, Atos Origin completed the disposal under a management buy-out of its Peruvian business. Revenues for the twelve months ended December 31st, 2004 were EUR 2 million and the company employed 40 staff. The sale consideration was not significant.

Other non-material disposals were linked to the sale of minority interests and participations.

Post Balance Sheet Divestments
In December 2004, the Group announced that it had signed an agreement to sell its Swedish human resource management and payroll services subsidiary - PA-Konsult - to Bluegarden for a consideration of EUR 18 million, to be received at closing in January 2005. Atos acquired PA-Konsult as part of its acquisition of Sema Group in January 2004. Revenues for the twelve months ended December 31st, 2004 were EUR 11 million and the company employed just over 90 staff.

These six disposals with a cumulated annual revenues around EUR 210 million, represent more than 40% of the disposal plan which is being actioned by the Group.

Net Debt
As a *result, net debt increased by EUR 225 million during the period*, to stand at EUR 491 million at the end of December 2004 (or a decrease of EUR 209 million compared with the pro forma combined opening net debt of EUR 698 million at January 1st, 2004 following the acquisition of Sema Group). This exceeds the Group's guidance for 2004, which was to reach a net debt figure below EUR 550 million.

8.7.2 Bank covenants

The Group is substantially within its borrowing covenants, with a Consolidated Leverage Ratio (Net Debt divided by EBITDA) of 1.12 at the end of December 2004. The Consolidated Leverage Ratio may not be greater than 1.75 for test periods up to and including December 31st, 2004 and 1.5 times thereafter. Consolidated Interest Cover Ratio (EBITA divided by Net Interest Expense) was more than 10 times in 2004, and may not be less than 5 times throughout the term of the syndicated loan.

(in EUR millions)	Fiscal Year 2004	Covenants 2004
Operating Income	385	
Depreciation of fixed assets (*)	150	
Operating net charge of provisions (*)	-78	
Net charge of provisions for pensions (*)	-16	
EBITDA	440	
Closing net debt	491	
Leverage ratio (Net debt divided by EBITDA)	1,12	1,75
Convertible bond issues	(2.0)	
Long and medium-term borrowings	(33.0)	
Lease financing	(4.5)	
Short-term borrowing	2.2	
Net interest expense	(37.2)	
Exchange rates gains and losses	(3.2)	
Financial provisions (financial assets)	(1.7)	
Financial provisions (pensions)	(4.0)	
Other financial income and expense	(2.4)	
Net financial income (*)	(48.5)	
Coverage of Net Interest expense by Operating Income	10.3	5.0

(*) Notes of section Financial Review

CHAPTER 9

9 IFRS STANDARD CONVERSION PROJECT

9.1 IFRS CONVERSION PROJECT

9.1.1 Project status

European regulation no. 1606/2002 published on September 11th, 2002 requires all companies whose securities are admitted to trading on a regulated market in the European Union to publish their consolidated financial statements in accordance with IAS/IFRS for financial years beginning on or after *January 1st, 2005.*

In order to meet this requirement Atos Origin set up in April 2003 a project for converting to the new standards. The project was executed by a team of operational and functional representatives from *various Group entities and led by the Group's Financial* Division with the support of Atos Consulting and external technical accounting experts. The Group's statutory auditors have at all times been kept informed of, and consulted on, the development of the IFRS project and the selected accounting options. The conversion project was scheduled in three main stages:

Diagnosis: identification of divergences between the Group's existing accounting standards and the IAS/IFRS, analysis of the accounting options and an assessment of the system, financial and organizational impacts. This first stage was completed in 2003. A full presentation of the accounting options was made to the Group's financial management and the Audit Committee in July 2003.

Preparation of the implementation and deployment: selection of accounting options, assessment of the impact on financial information, definition of the accounting standards in accordance with the *IAS/IFRS and preparation for bringing* the systems into compliance with the standards. Options were presented to the Audit Committee on November 13th, 2003 and the status of implementation was presented to the Audit Committee on November 9th, 2004.

Deployment and implementation: implementation of the new standards in the corporate entities and deployment throughout the Group's other entities. During 2004, the Group pursued its plan to deploy and implement IFRS in readiness for their introduction on January 1st, 2005. Intensive training sessions have been organized within the Group and have been focused on the new accounting principles to be adopted by the Group, the impact in terms of information systems and the changes to management rules. The Group completed this last stage as expected on December 31st, 2004.

9.1.2 Calendar of transition

Pursuant to the recommendations of the French Financial Markets Authority (*Autorite des Marches Financiers*) issued in March 2004 concerning information to be provided during the transition period, and in line with their recommendations issued on January 31st, 2005, highlighting the requirement for complete, reliable and audited information, Atos Origin has decided to communicate in several steps, as follows:

- The 2004 consolidated accounts are presented in this Annual Report, drawn up in accordance with existing French accounting principles.
- Revenues for the first quarter of 2005 will be published on May 13th, 2005 and will be communicated in accordance with the new IAS / IFRS rules.
- The 2004 consolidated accounts, restated in accordance with the new IAS / IFRS, will be communicated no later than the date of the Annual General Meeting to approve the 2004 accounts, which is currently fixed to be held on June 3rd, 2005.
- The first full set of consolidated financial statements prepared in accordance with the new accounting standards will be the Group's results for the six months ended June 30th, 2005, which will be announced on September 8th, 2005. This will include a full restatement of the Group's 2004 accounts.

The consolidated financial statements of Atos Origin for the full year ended December 31st, 2005 will be prepared with a comparison statement for financial year 2004 fully compliant with the international accounting standards (IAS/IFRS). The initial impact of the changeover to the international standards will be charged to shareholders' equity in the opening balance sheet at January 1st, 2004.

This program is in alignment with the views of members of Syntec Informatique (the professional employers' federation uniting Information Services and Engineering Companies), who met to adopt a common approach to the change in accounting principles in February 2005.

9.1.3 Information systems

The preparation phase was finalized in the first half of 2004. These phases made it possible to specify the organizational consequences of IAS/IFRS conversion, particularly as regards analysis and implementation of the implied changes in information systems (alignment to Segment information requirements and decisions).

The systems adaptation phase, covering reporting and accounting software, which began early in 2004 and is ongoing, was fundamental to the provision of information to be disclosed relating to business segments.

The remodeling of the Management Reporting System and Consolidation System will improve the accuracy and speed of the performance steering system, and reduce closing deadlines.

9.1.4 *Training and accounting handbook*

Group operational and financial staff were trained in the new accounting standards during 2004 and Atos Origin has entered into a continuous training process with its financial and operational managers to ensure that IAS/IFRS are correctly applied.

In this respect, the members of the Management Board were informed in 2003 of the challenges of the changeover to IFRS. The financial controllers at headquarters, the internal auditors and the financial communication team have already received training. An intranet site is dedicated to this issue and is accessible to all accountants, facilitating the sharing of knowledge and open issues questions with the Atos Origin financial community. An IAS/IFRS taskforce and competence centre based in Paris is fully available to assist and support local operations if necessary.

This training and internal communication process has *materially enhanced the links between* operational and financial departments within the Group.

After the identification of differences between IFRS and French GAAP, the Group has published a Group Accounting Principles Handbook compliant with IFRS, including implementation guidance by Service Line, which considers each activity, especially in terms of revenue recognition.

9.1.5 Other functions involvement

The IAS/IFRS project is not only an accounting and financial project but also covers other functions. Human Resources (health-care benefits, stock-based compensation etc.) have been involved to *assess the potential impact on our* HR policy, and Risk Management to assess the potential consequences on our financial information.

9.2 COMMUNICATION

9.2.1 Internal communication plan

One of the advantages of IAS adoption is that it allows the accounting and operational departments to integrate more closely, especially given the new activity classification requirements. Atos Origin is committed to the application of the principles of recognition and measurement that are set out in the *International Accounting Standards for the purpose* of deciding when and how to recognize and measure the changes both at the financial and operational level.

Therefore, the Group started an IAS training campaign throughout its offices around the globe at the beginning of 2004. Such training focused on the IAS philosophy and its impact over management decisions ranging from finance to project management. As cases occur, weaknesses of current interpretations and new ways of addressing errors are communicated to all the Group's offices.

Financial planning and control systems are the most affected. Better management control will be improved because harmonization will aid internal communication of financial information. Moreover, data processes require improvements information collection for the enhanced disclosure requirement.

Some of the issues will have a significant impact and should be well integrated through the business risk management as pensions, employee benefits, operational and financial leases.

9.2.2 External communication plan

Atos Origin acknowledges the fact that some of the most important impacts of the IAS rules will be on the presentation of its financial figures, particularly, reported earnings, *asset's valuation and financial* instruments. Faced with this change, the Group has taken the appropriate external communication measures to deal with the increased complexity and greater volatility that could result from IAS *adoption*. The Group's external communication is engaged to provide with the most accurate and transparent of information on IAS issues while allowing an easy traceability and comparability. Our communication strategy is aimed at a variety of agents, including Investors, financial analysts, clients, suppliers, insurers, rating agencies, banks and financial authorities (such as the AMF).

9.3 CHANGE IN FINANCIAL STATEMENTS PRESENTATION

9.3.1 Presentation of Financial Statements

The application of IAS 1 (as revised December 2003) and, to a lesser extent, the application of IAS 7 (Cash Flow Statements), IAS 14 (Segment Reporting), and IFRS 5 (Disposal of Non-current Assets and Presentation of Discontinued Operations) have significant consequences on the manner of presenting the financial information.

Major consequences in terms of presentation are, among others:

- The balance sheet will be presented based on a classification between current items/non-current items, which does not correspond to the current presentation based on the liquidity of assets and liabilities. In addition, certain specific rules governing offsets between assets and liabilities may result in reclassifications compared to current practice.
- The disappearance of the notion of non-recurring *income in the IFRS will result in a* reclassification under operating income and/or financial income of a certain amount of income and expenses posted to date as non-recurring income.

Aligned with the other members of the Syntec Informatique, Atos Origin has decided to follow the presentation included in the Recommendation issued on October 27, 2004 by the French Accounting Council (CNC) which has proposed specific formats on the basis of the IAS/IFRS issued by the IASB as of March 31st, 2004.

9.3.2 Segment information

IAS 14 standard provides for the reporting of financial information by segments. A two-step approach to segment reporting is required, and an entity should determine its primary and secondary segment reporting formats (ie, business or geographical, but not a mixture) based on the dominant source of *the entity's business risks and returns*. Reportable segments are determined by identifying separate profiles of risks and returns and then using a threshold test. The majority of the segment revenue must be earned from external customers, and the segment must account for 10% or more of either total revenue, total profit or loss in absolute terms, or total assets. Additional segments must be reported (even if they do not meet the threshold test) until at least 75% of consolidated *revenue is included in* reportable segments.

In accordance with two levels *of analysis:*

- An initial level of analysis where the following must be presented by "segment"
- A second level of "segment-based" information

Atos Origin will apply:

- Its geographical areas (France, United Kingdom, The Netherlands, Other EMEA, Americas, Asia-Pacific and Corporate) as the primary segment;
- *Its service lines (Consulting*, Systems Integration, Managed Operations and Corporate) as the secondary segment.

Level	Segment	Information requested according to IFRS
1	Geographical area	• Revenue • Income from operations / EBIT • Net Income • *Equity investments* • Assets • Liabilities • Capital expenditure • Depreciation and amortization • Total amount of significant non-cash expenses • Impairment losses
2	*Service Line*	• Revenue • Assets • Capital expenditure

The sectors of activity and geographical zones have been defined so as to consistently reflect the internal organization of the Group, as well as the structure of the Management Board.

The disclosures concentrate mainly on the segments in the primary reporting format, with only limited information being presented on the secondary segment.

Reconciliation will be provided between the information disclosed for reportable segments and the totals shown in the financial statements.

9.4 MAIN FINANCIAL IMPACTS

9.4.1 Main accounting principles already applied by the Group (or "in accordance with")

Atos Origin is already in line with the provisions of some of the IAS standards, as described in the 2003 reference document.

These standards are:

- IAS 11 for reporting revenue on services relating to fixed-price contracts using the percentage of completion method
- IAS 12 for determining tax on earnings
- IAS 16 for recording tangible fixed assets
- IAS 17 for reporting lease contracts
- IAS 19 for valuation of employee benefits
- IAS 21 for the effect of unrealized foreign exchange gains or losses
- IAS 36 for long-term depreciation of assets
- IAS 37 for reporting reserves and liabilities

The main financial impacts indicated below are therefore presented as a reflection of the accounting principles followed by the Group in 2003; anticipation of the rules listed above has made it possible to limit the financial consequences of complete application of IAS / IFRS.

9.4.2 Main IAS/IFRS potential restatements still under review

As indicated above, Atos Origin has had meetings with other major groups in the IT sector (grouped together in Syntec Informatique) to exchange views on the main consequences of the changes to the accounting reference system. In the course of these discussions, it became clear that the areas covered by this change had already been subjected to work to make them comply and that undertakings in the sector were prepared. Nevertheless, members of Syntec Informatique are of the opinion that the following points will require more thorough examination:

- Recognition of revenue figure in the operations part certain contracts, to include outsourcing contracts, continues to be subject to interpretations and discussions with the auditors. In this connection a working group has been created within Syntec with the aim of working out a joint position on the matter, including, in particular, the treatment for accounting purposes applicable to transition / processing costs for the initial phase of such operations. IAS Standards 11 and 18 cover the subject of recognition of revenue.

- Taking into account the delayed date of issue of IFRIC 4 (December 15, 2004), which is an interpretation relating to any lease contracts included in outsourcing contracts, this text, the application of which will be compulsory as from January 1, 2006, will not be applied to the 2004 consolidated accounts reprocessed according to IFRS rules. Analysis of the main contracts is in progress within the Group.

9.4.3 Other main IAS/IFRS financial impacts

On the basis of IFRS as authorized, and taking into account the options selected by the Group and approved by the auditors and Audit Committee, the main deviations from the rules currently applied by the Group that have been identified, apart from those relate to:

- Standard IFRS 1, in conjunction with IAS 19 (employee benefits), IAS 21 (unrealized exchange gains or losses), IFRS 3 (business combinations), and IAS 32 and 39 (financial instruments),

- Standard IAS 38 (intangible assets),

- Standard IFRS 2 (Stock options).

It should be remembered that commitments relating to the identification, classification, valuation and presentation of financial instruments (IAS 32 and IAS 39) will not take effect until January 1, 2005, without being reprocessed for the 2004 financial year.

Standard IAS 32 imposes separate reporting of each component of hybrid financial instruments to show a liabilities component and an equity component. Under French rules these hybrid instruments are presented as financial debts. According to IAS 39 all derivatives are compulsorily reported in the balance sheet at their fair value, whereas under French accounting principles derivatives held as reserve balances, the fair value of which is not subject to payment / receipt of cash flows between the date of negotiation and date of settlement, are generally reported on the balance sheet.

The variation in respect of valuations carried out under French rules will be recorded under equity according to IFRS in the opening balance sheet as of January 1, 2005.

<u>**Initial Adoption of IFRS (IFRS 1) Standards**</u>

IFRS1 prescribes the basis for presentation of general purpose financial statements and sets out the overall framework for the presentation of financial statements, guidelines for their structure and the minimum requirements for the content of financial statements.

- Employee benefits (IAS19)

IFRS 1 allows for the zeroing of actuarial differences in the area of employee benefits by charging these differences to consolidated equity.

Since 2000 the Group has applied the calculation methods defined under IAS 19 for commitments, the amortization of actuarial variations using the corridor method, and for establishing the actuarial assumption used. The Group has also decided to apply the CNC recommendation dated April 1, 2003, which is to recognize against equity as of January1, 2004 the stock of actuarial variations not recognized under Standard IAS 19.

This approach allows the Group to present results starting from 2004 that are identical to those derived from the option offered by Standard IFRS 1, which is to charge actuarial variations not recognized to date to the opening equity figure as of January 1, 2004.

As of 1 January 2004, the actuarial losses linked to calculation of pension obligations amounted to 93.4 million euros, which has had the effect of decreasing the opening equity figure. This adjustment does not concern the SchlumbergerSema audit scope, where employee benefits were the subject of a separate valuation in accordance with IAS 19, in the context of the opening balance sheet as of January 1, 2004.

In the income statement, therefore, future retirement benefits no longer have to support amortization of these actuarial variations. Actuarial variations generated as from January 1, 2004 will be amortized using the corridor method over the average residual period of work of employees.

The component of the annual pension expenditure linked to the interest expense resulting from updating existing rights at the start of the financial year and to the revenue coming from the yield on financial assets is classed under financial result.

- Unrealized exchange gains or losses (IAS 21)

The Group has decided to offset unrealized exchange gains or losses existing as of January 1, 2004. This transfer of unrealized exchange gains or losses included under shareholders' equity to an item for other reserves will have no effect on the total equity of the Group.

- Business combinations (IFRS 3)

The Group has chosen not to reprocess business combinations prior to January 1st, 2004. The acquisition of the Sema Group on January 1st, 2004 has been accounted for in accordance with IFRS 3. Identifiable assets and liabilities and also any contingent liabilities have been valued at their fair value as of the date when the Sema Group was acquired. Non-strategic assets intended for sale or relinquishment have been valued at their probable net realizable value in accordance with IFRS 5. The consolidated goodwill of the Sema Group has been allocated to cash-generating units, i.e., to geographical areas, as a reflection of the Group's operational organization, and as a reflection of the profit and synergies generated by acquired businesses.

Consolidated goodwill amounts will be no longer amortized as currently done under French rules. They will be now only the subject of an annual depreciation test in accordance with IAS 36, as already applied by the Group .

Intangible Assets (IAS 38)

According to Standard IAS 38, research costs are posted as expenses, and development costs are compulsorily capitalized from the moment the company is able to demonstrate its intention, its financial and technical capacity to carry the development project through to fruition, that in all probability the future economic benefits attributable to development costs will accrue to the undertaking, and that the cost of this asset can be valued in a reliable fashion.

Development costs undertaken by the group relate essentially to:

- development of applications or products in the context of client contracts recorded as work in progress and as revenue, proportionate to the technical progress of the projects;
- permanent improvements made to solutions or offerings. By definition, expenses that might be entered into after marketing are not capitalizable;
- software developed for internal or external needs and which, subject to fulfillment of the criteria indicated above, are capitalizable.

As of today, it should also be noted that the group, has no intangible assets that do not come under the definition given in Standard IAS 38, apart from the case of upfront payments made under outsourcing contracts.

As a matter of fact, during the fair value exercise of a newly acquired contract, the upfront payment, paid in the context of a business combination, may be recognized as an intangible asset, separated from the remaining goodwill, related to the client acquisition (IAS 38). Indeed, the Group considers that there is no foreseeable limit as of today to the period of cash inflows. Thus, the asset is not amortized but subject to an annual impairment test.

Stock Options (IFRS 2)

Under French rules stock options constitute off-balance sheet commitments. Standard IFRS 2 provides for valuation and posting under salaries and fringe benefits for benefits linked to stock option plans that were agreed to after November 7, 2002, where the rights for these had not been acquired as of January 1st, 2005.

Under IFRS, options are valued at the date they are granted, using a valuation model, which for the group is the Binomial model. The exact value of the options is frozen on the date they are granted, and is not revised during the period rights to them are acquired to reflect changes to the parameters of the model used for valuation. This value is amortized in linear fashion under salaries and fringe benefits over the period of acquisition of rights, with a direct consideration in shareholders' equity.

Application of this standard has no effect on the opening balance sheet as of January 1st, 2004, and no effect on the group's equity. It will involve an increase in the figure for salaries and fringe benefits in 2004 and 2005, and a corresponding decrease in the current operating results without cash effect.

CHAPTER 10

10 RISK ANALYSIS

10.1 MARKET RISKS

10.1.1 *Market value of financial instruments*

Cash at bank and in hand, short-term deposits, trade accounts receivable, bank facilities and trade accounts payable
Given the short-term nature of these instruments, the Group considers their book value to represent a reasonable measure of their market value at December 31st, 2004.

Medium and long-term borrowings
The market value of medium and long-term borrowings at December 31st, 2004 was EUR 750 million, based on the book value of the syndicated loan.

Derivatives
The Group uses standard interest rate swap contracts entered into with leading financial institutions in the management of its borrowings. At December 31st, 2004, the total nominal value of aggregated interest rates swap contracts for all periods was EUR 473 million. Those contracts have been set up in order to hedge 50% of the interest exposure at any point in time. The considered exposure is the drawn amount of the *syndicated loan (tranche A and B)*.

The average fixed rate of interest guaranteed by swaps entered into since 2001, on a weighted average basis, was 3.95%. Since this is higher than current market rates, the mark to market value of those swaps as of December 31st, 2004 represents an unrealized loss of approximately EUR 13.2 million, which would have been realized if the group had decided to unwind those swaps.

Market value of derivatives at December 31st, 2004

(in EUR millions)	Total Aggregate Nominal value	Mark to market value
FX Forward contracts (1)	70.1	6.6
Interest rates swaps (2)	473	(13.2)

(1) Forward contracts are denominated in USD and GBP against Euros. Nominal value has been translated at December 31st, 2004 closing rates.
(2) The draw down amount of the syndicated loan considered for hedging was EUR 650 million and the assigned hedging contracts at that date amounted to EUR 323 million (50%).

10.1.2 Liquidity Risk

The liquidity risk for Atos Origin is represented mostly by the syndicated loan. The loan is split into 3 tranches (A, B and C).

- Tranche A is for EUR 250 million and full repayment will be due at final maturity of the loan on January 2009.
- Tranche B is for EUR 400 million. Tranche B will be repaid on a semi-annual basis in installments of EUR 50 million each, starting in July 2005 and finishing at the end of the loan agreement in January 2009.
- Tranche C is a EUR 250 million revolving facility that can be used for general purposes. The nominal amount of Tranche C will be reduced to EUR 125 million in January 2006.

Given the repayment schedule of Tranches A and B, the liquidity requirement in January 2009 will be EUR 300 million, or EUR 425 million if the remaining part of Tranche C is fully used.

The syndicated loan is subject to financial covenants as follows:

- Consolidated EBITA /Net Interest expenses should not at any time be less than 5 times
- Consolidated Net Debt / Consolidated EBITDA should not exceed 1.75 prior to December 31st, 2004 and 1.5 any time thereafter.

Liquidity Risk in M Euros at December 31st, 2004

Types of issued instruments of contracted loans	Fixed or Variable	Global lines amount	Maturity	Existence of coverage
Syndicated Loan (A)	Variable	250	Jan 09	Yes
Syndicated loan (B)	Variable	400	Jan 09	Yes
Credit Line -C (1)	Variable	250	Jan 07	No

(1) EUR 100 million used at December 31st, 2004

Securitization program
In March 2004, Atos Origin entered into a 5-year pan-European securitization program with Ester Finance, a 100% subsidiary of CALYON (Credit Agricole–Credit Lyonnais) rated by S&P and Moodies AA- and Aa2 respectively. The maximum amount that may be financed through this program is EUR 200 million.

Trade receivables from Atos Origin entities based in the Netherlands, France, the United Kingdom, Germany are sold on a recurring basis to this financing institution. This entity finances this transaction through the issuance of commercial paper rated A1P1. A subordinated deposit (made of trade receivables) to the purchaser backs this level of rating. The amount of this deposit is re-calculated on the monthly basis and is a function of several ratios such as dilution, DSO's, loss ratios, etc.

At December 31st, 2004 the total trade receivables sold to Ester finance amounted to EUR 230 million and the subordinated deposit was EUR 97 million, leaving net financing availability for Atos Origin of EUR 133 million.

10.1.3 Management of counterpart risks

The Group has a strict policy of reviewing and managing counterpart risks. The Group manages the counterpart risks relating to its commercial activities by maintaining a diversified customer portfolio and using risk-monitoring instruments. Obviously, such can not always prevent the company from *facing contract termination or insolvency risks from its customers.*

The Group controls the counterpart risk relating to its investments and market transactions by rigorously selecting a range of leading, diversified financial institutions. As such, the Group considers its exposure to credit risk to be minimal.

10.1.4 Exposure to market risk

Exposure to foreign exchange risk

The Group's short-term assets include receivables and loans, cash and cash equivalents. Short-term liabilities include financial debts, trade payables and miscellaneous liabilities.

The Group's exposure to foreign exchange rates is not material, taking into account the profile of transactions between countries within the euro zone (68% of revenues) and with non-euro countries. In most cases Atos Origin invoices in the country where the Group renders services, thus limiting foreign exchange risk. Where this is not the case, the Group has defined a policy for managing foreign exchange positions resulting from commercial and financial transactions denominated in currencies different from the local currency of the relevant entity. These exposures are primarily in UK Pounds and US dollars. Such management consists of hedging invoices denominated in foreign currencies as soon as a firm commitment has been made to carry out the transaction. The hedging instruments used are forward contracts and foreign currency swaps. The total mark to market value of outstanding FX contracts at December 31st, 2004 was EUR 6.6 million.

The Atos Origin Foreign Exchange Policy stipulates that operating entities must report all material foreign exchange exposures to the Corporate Treasurer. In turn, corporate treasury hedges this exposure with financial counterparties. As a consequence, the net exposure after hedging is always zero, as shown *in the table below. The financial institutions used for foreign exchange or other* derivatives transactions are selected preferred banks that maintain long-term relationships with Atos Origin.

Material Foreign Exchange risk

(in EUR millions)	USD	GBP	Total in EUR Converted at 31/12/04 rate
Assets (1)	69.3	13.6	70.1
Liabilities	0	0	
Net position	**69.3**	**13.6**	**70.1**
Off Balance Sheet Position	(69.3)	(13.6)	
Net Position after FX management	**0**	**0**	**0**
Mark to Market value gain (loss)	5.8	0.8	6.6

(1) Committed transactions such as highly probable flows in currency (committed flows) which are invoiced or not yet invoiced. Those flows are generated by operations and include scheduled capital redemptions, dividend payments and inter-company transactions.

Exposure to interest rate risk

Exposure to interest rate risk encompasses two types:

- A price risk on fixed-rate financial assets and liabilities. For example, by contracting a fixed-rate liability, the Company is exposed to potential opportunity losses should interest rates fall. A change in interest rates would *impact the market value of fixed-rate financial assets and liabilities* but would not impact financial income and expenses and, as such, future net income of the Company up to maturity of these assets and liabilities.
- A cash-flow risk on floating-rate financial assets and liabilities. The Group does not believe that a change in interest rates would have a material impact on the value of floating-rate financial assets and liabilities.

Taking into account the hedging instruments arranged by the Group at December 31st, 2004, the financial liabilities exposed to a change in interest rates amounted to EUR 323 million (i.e. 50% of total financial long to medium term debt, excluding securitization). This exposure does not take into consideration cash-in-hand, which reduces the interest exposure.

The Chart below presents the interest rates risk exposure of the group based on future debt commitments. Net exposure after risk management is approximately EUR 23 million. Short-term interest movements would have a limited impact on financial interest cost since the part of the debt based on floating interest is equivalent to the cash position and the swaps contracts. For example, if 3-month Euribor increases by 1%, it would impact positively the financial expense by EUR 0.23 million per annum. The above statement assumes that the structure (cash / floating debt/ hedges) remains stable for the full period of the loan.

(in EUR millions)	Interest Rates		
	Less than 1 year A	1 - 5 Years B	Above
Syndicated loan	650	600	0
Revolving facility	100		
Total Liabilities	**750**	**600**	**0**
Total Financial Assets (1)	**450**	**450**	**0**
Net position before risk management	-300	-250	0
Off Balance Sheet (2)	323	273	0
Net position after risk management	**23**	**23**	**0**

(1) Overnight deposits (Deposit Certificate) + Overnight Securities BMTN
(2) Interest Rates Swaps
(3) Position at December 31st, 2004 for column A and as expected at December 31st, 2005 for column B

10.2 Business risks

10.2.1 Clients

The five largest clients of Atos Origin for the 2004 fiscal year represented 18% of the Group's revenue. With the exception of Philips and KPN, each of which represented around 5%, no client generated more than 3% of the total revenues of Atos Origin in 2004.

10.2.2 Suppliers

Atos Origin relies on a limited number of important suppliers in its business, notably with respect to software used in the design, implementation and running of IT systems. While there are alternative sources for most software and the group has long-term licenses and other agreements with a number of important suppliers, difficulties encountered by such suppliers in continuing to produce innovative software, or the inability to renew agreements on favorable terms, could have a limited adverse effect on its business.

10.2.3 Partnerships and Subcontractors

Atos Origin relies on partnerships and subcontractors to deliver services in a number areas and in specific contractual situations. The use of third parties is commonplace within the industry but represents a business risk that must be carefully managed by the Group. Partnerships may be formed or subcontractors may be used in areas where the group does not have the expertise necessary to fulfill the terms of a contract or to comply with local legislation. *All such requests to enter into* partnerships and/or use subcontractors are initiated locally or by the bid team evaluating the proposal. In each case, such requests are reviewed and approved by the main country office.

10.2.4 Employees

Dependence on qualified personnel

The success of Atos Origin depends to a large extent on the skills, experience and performance of staff and especially of key members of its management teams. There is a high level of demand for qualified managers in the IT services markets. The loss of key management could have a detrimental effect on the delivery of services and the financial results of Atos Origin.

As a service company, Atos Origin recognizes that *relationships with its clients, partners and* communities are one of the main pillars of its success. Failure to recruit and retain an adequate number of qualified employees to satisfy demand, or the loss of a significant number of staff, could have serious repercussions in terms of the Group's ability to secure and successfully conclude important client contracts.

Staff Turnover

In recent market conditions, voluntary staff turnover has been low and Atos Origin has been forced to reduce *staff numbers, particularly within the areas* of Consulting and Systems Integration. As the market recovers, staff turnover is likely to accelerate. Excessive staff turnover in future, or an inability to recruit new staff promptly, could hinder the group's ability to fulfill its contractual obligations.

10.2.5 Country Risks

Atos Origin operates in more than 40 countries. Some countries are more exposed than others to political or economic risks, which may affect the Group's business and profitability. A substantial proportion of Atos Origin's business is in Western Europe, which is comparatively stable, and the broad geographic diversity of the Group's operations outside *Europe limit the risks related to any one* country. Atos Origin has an active policy of hedging interest rate and currency risks (see note on Market risks).

10.2.6 Legal risks relating to the business activity

Atos Origin provides consulting, systems integration and outsourcing of information systems to third party clients. The main legal risk relates to deficient execution of contractual obligations. Liability may *result either from delays in providing* the services or the unsatisfactory delivery of services. Furthermore, certain contracts are concluded on a fixed-price basis. In such cases, a results-based commitment is stipulated and the provider bears the risk of being able to provide that service at a fixed price, notwithstanding time and cost overruns that may occur. Difficulties in providing the services may also result in the Group incurring contractual penalties.

Systems integration activity frequently involves products designed and developed by third parties. These products may be standard or may need to be adapted for specific requirements. Similarly, a client's special demands in terms of specific functionalities may either disrupt the operation of the product or lead to inadequate identification of the potential consequences of such demands or changes. In any event, this could cause significant delays or implementation problems, which could result in the termination of the contract or penalties being imposed on the Group.

10.3 Risk Assessment

The Group operates a risk management system that facilitates the analysis and treatment of business risks throughout the life cycle of a project. This process is integrated with the control and approval process when entering into new contracts.

Specifically, the risk management process:

- Identifies potential exposures, including both technical and financial risks that could have an impact during the life cycle of the project.
- Evaluates, both qualitatively and quantitatively, the significance and materiality of any such exposures that have been identified.
- Ensures that appropriate and cost effective risk control or risk mitigation measures are taken to reduce the likelihood and impact of negative outcomes on the project.
- Manages residual exposure through a combination of external risk transfer instruments and internal contingency reserves in order to optimize the use of exposed capital.
- Allocates exposures to the appropriate organizations / balance sheets.

10.4 Insurance and Risk Management

The Company maintains a variety of insurance policies with reputable international companies, providing it with a level of insurance coverage considered adequate by the Management.

The insurance market, especially for the technology and IT services industries, remained difficult at the end of 2003 when the new programs for 2004 were negotiated. Underwriters were selective on errors and omissions cover for IT service providers and required longer to consider risks and prepare quotations, especially for providers with an exposure to large enterprise-wide contracts and major *project work. Capacity cutback, price increases* and significant coverage restrictions are now common features in the insurance markets.

In the context, and despite such trends, Atos Origin was fortunate in 2004 to have maintained similar *pricing* and insurance coverage for all of its policy lines. This is in part due to its established risk management practice, its ability to control risk and generally good claims history.

The Group purchases its most important global insurance programs centrally and at January 1st, 2004 the following main policies and coverage limits were renewed for the year:

- Property Damage and Business Interruption (EUR 122 million)
- Professional Indemnity (EUR 100 million)

The property policy requires annual inspections of key sites such as datacenters by property loss surveyors who provide recommendations for loss prevention and control. In 2004, ten such site surveys were carried out. In addition to the above, policies there are a variety of other general liability, employee and directors & officers policies maintained for adequate limits given the risk exposure of the Group. In general the existing global insurance is considered sufficient to meet the needs of all anticipated contracts and group risks.

In addition to the globally managed policies described above various local policies are bought in accordance with local regulations or custom and practice. These include employers liability insurance in the United Kingdom, workers compensation in the United States of America and employee travel policies in many countries.

Atos Origin's wholly-owned reinsurance captive company provides insurance for the first layers on the property and professional indemnity lines. The limits of insurance are not considered material at Group level. Large international insurance companies provide insurance for exposures that could have an impact at group level. Deductible retentions are also used on all policies to keep insurance costs at acceptable levels and to help motivate the operations to *follow good risk management practice.*

As part of the integration of Sema Group, a new and more robust approach to risk management was established, consisting of a new risk management function staffed by experienced IT managers. It now plays an active part at both the bid and delivery stage of contracts. Risk management assessment is performed at various stages throughout the sales, bid, contract and delivery cycles. At the sales and bid stage a "Risk Register" Report is generated which assesses the major risks, provides key recommendations and mitigating actions. Before bids are submitted a "Risk Status" Report on the major risks and possible impacts of agreeing a contract are considered. *The aim is to ensure that the* Group only bids for projects that it is capable of delivering well and to provide an early warning system for any project that encounters problems or diverges from its original targets.

A Group Risk Management Committee was established *in 2004 and meets monthly to review the most* significant and challenging contracts. The committee's membership consists of at least one management board member and several vice presidents, in addition to the appropriate representatives from the contracts under review and their respective risk managers.

10.5 CLAIMS AND LITIGATION

An action plan implemented some years ago, which includes the introduction of self -insurance incentives and the vigorous promotion of service quality, has helped to limit the number of outstanding litigation cases in the Group. Furthermore, Atos Origin management has recently created a fully dedicated Risk Management department in charge of monitoring contract bids and delivery, and providing early warning of deficiencies or potential claims.

A material dispute was notified in late 2004 in the United Kingdom for alleged non-delivery of a systems integration service. As a consequence, the contract was terminated by the client. This matter has been brought to Court but Management has reliable opinions from outside lawyers that the claim and termination are faulty.

The Group is also still handling material litigation inherited from the Sema Group acquisition (including in the United States). However, the vendor of Sema Group (Schlumberger) has provided representations and warranties covering these cases, including defense costs, in the Sale and Purchase agreement

A number of other claims and litigation cases have been identified, against which Management considers that it has allocated adequate provision. At December 31st, 2004, provisions recorded by the Group to cover identified litigation and claims amounted to EUR 113 million. No other claims or litigation have been reported that are likely to have a material impact on the results, activity or assets of the Company or the Group.

CHAPTER 11

11 HUMAN RESOURCES

A company well prepared for the future, based on confidence in our people and values.

11.1 STRENGTH THROUGH DIVERSITY

In the past year, Atos Origin has nearly doubled its size in terms of people, locations and revenue. As we have grown, the corporate values that form the backbone of our company, as well as our strong culture of diversity and integrity, have taken on even greater importance and they continue to distinguish Atos Origin and our employees from our competitors. Atos Origin differentiates itself in the market through its values, which are:

- *Client Dedication*
- Commitment to Deliver
- Conviviality
- Entrepreneurship and Team Spirit
- Profitability

11.2 *MAKING THE NEW ATOS ORIGIN WORK*

One of the key challenges of 2004 was to integrate Sema Group successfully into the Atos Origin Group and to harness the talents of our new people so we could immediately deliver added value to our clients. The integration of Sema Group and Atos Origin employees into a new global company was put into effect in a highly professional manner across all countries and was completed within a short space of time. Overall, the integration process caused no disruption to the business of the company.

Human Resources was pivotal from the outset in facilitating the integration process in terms of its impact on Atos Origin's people around the world. Specific integration activities included:

Global Employee Dialogue
As ever, meaningful dialogue with our employees is at the heart of Atos Origin's strategy to share information and knowledge throughout the Group, to ensure that our activities are fully in tune with our business direction.

Providing information about the Group in an open and transparent manner was a necessary feature of the integration process, so that all employees were empowered to feel part of our global company. The Atos Origin management board traveled around the world to talk directly to employees about plans for the new company. Comprehensive information about the direction and strategy of the company was also disseminated regularly across the organization.

Following the acquisition, a joint group of employee representatives from former Sema Group and Atos Origin was formed to meet regularly with Atos Origin management so as to provide a forum for dialogue about the integration process. This group has now been dissolved following the completion of the integration program and the process of establishing a European Works Council has been initiated.

At the end of 2004, we carried out one of our regular online global employee satisfaction surveys (GESS) to assist management in identifying areas where action is required following the integration process. GESS is built around our corporate values and aims to assess how these values are put into practice on a daily basis, working with each other and with our clients.

Positioning Our Talented People
As part of the annual business planning process, the Annual Human Resources Review enabled us to identify key leadership potential in the workforce of our new organization and to propose professional and career development actions to ensure that all talent is harnessed and directed to meet our client commitments.

Our Global Capability Model (GCM), the skills and competency-based system we use for developing and deploying roles within Atos Origin, was instrumental for worldwide resourcing of our people during 2004. The GCM was updated to include the new employees who arrived following the Sema Group acquisition. A large number of the new employees were re-skilled and transferred to new positions. We therefore retained useful business experience and knowledge held by them and avoided any disruption to the business during the integration process.

Encouraging Leadership
In 2004 we ran successfully our regular Global Organizational and Leadership Development (GOLD) program, which is aimed at developing the leadership skills and techniques of high potential staff in the organization, to increase awareness of their leadership capabilities and to provide the opportunity to build international networks across the organization. In addition, we introduced a special leadership development program to support the integration process. Approximately 100 participants from Sema Group and Atos Origin joined in this program.

Ensuring Best Practice
The working conditions and terms of employment of former Sema Group employees were fully respected throughout the integration and the best practices of each company have been incorporated into the Group's new conditions of employment. A global team was established to work on the harmonization of compensation and benefits policies and international employment policy areas.

Sharing In Our Success
As part of the integration process, the management board offered a welcome grant in the form of a roll out of stock options worldwide so that new Atos Origin employees were motivated to share in the success of the new company.

11.3 HUMAN RESOURCES POLICY

People at the heart of our business strategy
During 2004 we continued to improve, develop and deliver business–related solutions for our human resource activities around the world. We have in particular honed and implemented our robust, global human resources policies so that our people remain at the heart of our business strategy. By bringing in seamless, world-class human resources processes to all our operations, we aim to support our people to meet our business goals.

Displaying our virtue
Corporate values and culture have played a significant role in shaping our brand. Our aim has been to show externally that we embrace a strong culture of diversity in which passion to excel, intellectual honesty and a strong sense of responsibility are highly valued. We want our clients to know that our people are respected and valuable players who will do the job at hand with the highest level of professionalism and integrity.

Olympic pride
Atos Origin's high-profile and successful delivery of IT services at the Athens 2004 Olympic Games presented a variety of opportunities to increase our people's sense of pride in working for the company, and to further endorse our brand internally and externally.

We continued to apply a unique set of global internal communication tools to support our corporate identity. A call for volunteers from the company to help at the Athens Olympic Games proved extremely successful. 770 applicants came forward from 35 countries and the 84 volunteers selected from around the world offered to take time out from their normal roles to provide support to the Atos Origin IT team in Athens. We also recruited 34 IT interns from universities all over the world, who wanted to gain work experience in Atos Origin's international teams.

Atos Origin was allocated nine places for employees to run with the Olympic torch. In line with our commitment to act as responsible corporate citizens in society, our *Gold Medal Performance* program was designed to search for nine of the most deserving people in our organization who had done something extraordinary in the workplace, in the community or for our customers.
This program triggered a tremendous internal response rate.

In addition to work facilitating the Sema Group integration, highlights of our main activities during 2004 and going forward include:

Attracting the right talent
We always seek to recruit from the widest possible pool of talent, internally or externally, to ensure that we have the best qualified professionals in our company, regardless of nationality, racial grouping, age, gender, disability, religion or sexual orientation. Equal job opportunities and non-discrimination are fundamental principles of our company.

During 2004, there was a need to recruit professionals with appropriate skills for specific client projects. Using our brand, we launched two global recruitment campaigns to coincide with the run up to, and involvement in, the Olympic Games. We developed a new careers website and recruitment support tools.

Building a strong brand
Our high visibility during 2004 proved ideal for promoting the Atos Origin brand in a consistent manner. Atos Origin's brand is built on our people – the lifeblood of the company. Because of the need to communicate our brand attributes in a consistent way, it was critical to have our corporate, internal and recruitment branding tightly aligned using common elements and focusing on the excellence of our people. Branding during 2004 highlighted the individuals who work in our company, the way our people engage with our clients and the way we optimize our people's talents to serve our clients in the best possible way.

Developing our talent
It is a top priority to ensure that our people have the right blend of skills and experience to meet the needs of our clients. We ensure that every employee is appraised at least once a year, during which their performance and aspirations are discussed, as well as their objectives and targets for the coming year and their training and development needs.

Our markets are subject to continuous technical innovation and we must ensure that employees have the skills and knowledge to enable them to deliver optimal solutions for our clients. We have a wide range of training programs to match the needs of the Group, supporting change management and profit improvement initiatives as well as helping to improve the individual professional skills and development of employees and in some cases to realign those skills to assist mobility and flexibility.

The *Atos Origin University*, provides on-line training and support that staff need to put their development plans into action. During 2004 we expanded our eLearning facilities across the company through the Atos Origin University. The eLearning initiative creates opportunities for employees to gain valuable IT and business management skills to help them keep on top of technological advances and create innovative business solutions. The eLearning scheme builds on the company's professional development objectives so that users connect their eLearning courses to job roles as defined by the Atos Origin Global Capability Model.

Rewarding performance
We constantly monitor and benchmark current trends and standards within the IT sector. We aim to create flexible and comprehensive remuneration packages linked to the needs of both the business and employees, which reflect local market conditions and an individual's experiences and achievements.

Most employees receive both fixed and variable elements of remuneration. In the case of variable remuneration, this is based on meeting a combination of financial and personal objectives. In the case of Management Board members, variable remuneration is closely linked to the achievement of Group net profit and cash flow targets and is therefore very directly associated with the objectives of shareholders.

International mobility
Internal mobility of our people continues to be an important feature in our offerings due to the global nature of our services. Given the increased opportunities during 2004 to bid for cross-border, global contracts, we have been rapidly able to resource projects across many countries thanks to our comprehensive policies on international assignments, so that the best-qualified individuals can be deployed in response to our clients' needs worldwide.

Pension benefits
As part of our commitment to good corporate governance, we created a strong governance framework for our Group pension schemes during 2004. This framework consists of a Group policy on pension benefits and Group guidelines on asset management *as well as global actuary management. We have* strengthened the management and governance of our Group pension schemes with the appointment of a global pension vice president who oversees all pension activities at country level, working closely with the corporate finance group on International Accounting Standard (IAS) valuations and IAS liability reduction strategy.

Improving effectiveness and efficiency
In 2004 we continued our drive to ensure that we have efficient, quality, measurable and responsive services. We upgraded our SAP-based human resource management system - NESSIE People - worldwide. Our target, post integration, is to have all employees covered by the system in 2005. We also expanded AORTA, the Atos Origin resourcing application tool, which ensures the efficient *utilization of our resources across borders.*

Employee Representation
Human Resources works closely together with works councils and local unions for employee care. We ensure that employees are kept regularly up to date with union and works council activities through our global intranet and through country HR management.

We develop and apply ethical and socially responsible policies to improve the well-being of our staff, finding ways to help the work-life balance and local work environments. The Health and Safety of our employees is of paramount importance and in every location we apply high standards for health and safety, complying additionally with all local regulations.

11.4 CHANGES IN THE GROUP WORKFORCE

On a pro forma basis including Sema Group, total staff employed increased from 46,093 to 46,584 (1%) between January 1st, 2004 and December 31st, 2004.

Headcount opening	**26,473**
Change in perimeter : Sema Group	19,620
Headcount opening pro forma	**46,093**
Change in perimeter : Others	(551)
Hiring	6,645
Leavers	(3,836)
Reorganization and restructuring	(1,766)
Headcount at closing	**46,584**

Following the acquisition of Sema Group in January 2004, the group's workforce increased by 19,620 employees. In July 2004, Atos Origin sold its Energy Management operations in North America (Cellnet), which employed around 400 staff, and in October 2004 sold its Australian operations which employed around 130 staff.

The attrition rate continues to increase gradually and is 8.7% for the 12 months of the year. This is in line with volume improvements that we are seeing and we believe it is indicative of an improving market in Europe. The Atos Origin rate is lower than for a number of our competitors, partly because we have a higher proportion of long-term Managed Operations contracts, where staff turnover tends to be much lower. This turnover should be compared with 6.8% in 2003 and 8.2% during the first half.

Gross hirings of 6,645 in the period represented 14% of the opening proforma workforce and included staff taken over as part of new outsourcing contracts or to replace subcontractors. This includes 1,200 staff linked to new outsourcing deals signed at the end of the year, comprising 930 staff taken over from KarstadtQuelle and 180 staff from E-Plus both in Germany, and 70 staff from Rhodia mainly in France.

During 2004, the Group pursued a vigorous program of cost-cutting action in response to continuing flat demand in the industry, particularly in Consulting and Systems Integration, and to streamline the business following the merger with Sema Group. A total of 1,766 employees left the business in 2004 under the re-organization program, representing 4% of combined staff at the start of 2004. The Group is in line with its 2004 current reorganization plan and more than 70% of the plan had been completed at the end of December 2004.


26,473
+19,620
-551
-3,837
-1,766
+5,445
+1,200
46,584
Opening staff
Sema integration
Change in perimeter
Leavers
Lay-offs
Net hirings
Outsourcing contracts
Closing staff

Thanks to action initiated in the first half, the level of subcontractors had decreased to globally 5.2% of productive staff by the end of December, compared with 5.4% at the end of June (and 4% for Atos Origin alone at the end of 2003).

The indirect staff ratio (indirect staff on total staff on full time equivalent staff including subcontractors basis) is now at 11.6%.

Consequently, revenue per productive employee rose by more than 3% to EUR 117.600 in 2004, compared with EUR 113,400 in 2003 for Atos Origin stand alone.

Similarly, despite changes in the workforce structure and a move to higher skill sets and higher added-value business activities, the overall cost per employee (including payroll costs, travel and sub-contracting costs) has remained stable over the last six half-years at 66% of revenue (65% in 2003).

The workforce at Atos Origin at the end of December 2004, by Service Line and by Geographical Area, was as follows:

Employees	Dec. 31st, 2004	Dec. 31st, 2003 Atos Origin	Jan. 1st, 2004 Sema Group	Jan. 1st, 2004 Proforma	Change	Average 2004	Average 2003
Consulting & Systems Integration	24,938	14,605	11,740	26,345	-5%	25,000	15,113
Managed Operations	21,447	11,773	7,775	19,548	10%	20,567	11,368
Corporate	199	95	105	200	-1%	233	96
Total	**46,584**	**26,473**	**19,620**	**46,093**	**1%**	**45,800**	**26,577**
France	12,523	7,894	4,453	12,347	1%	12,403	8,466
United Kingdom	6,658	1,847	4,896	6,743	-1%	6,581	1,933
The Netherlands	8,321	8,424	44	8,468	-2%	8,418	8,666
Other EMEA	14,102	6,036	7,518	13,554	4%	13,493	6,216
Americas	2,714	1,014	1,754	2,768	-2%	2,631	1,070
Asia – Pacific	2,067	1,163	850	2,013	3%	2,041	1,130
Corporate	199	95	105	200	-1%	233	96
Total	**46,584**	**26,473**	**19,620**	**46,093**	**1%**	**45,800**	**27,577**


Nordic
1,500
UK
6,700
Benelux
9 200
France
12 600
Central Europe
North America
800
Spain
Italy
Asia Pacific
2 100
Middle East
& Africa 500
South America
Total Employees 46,600

11.5 Employee stock purchase plan

In 1998, Atos (pre-Origin) set up an employee stock purchase plan for its workforce in France, based on a corporate savings plan (PEE) managed through a fund invested 90% in Atos stock and frozen for 5 years. In 2000, the plan was extended to encompass employees of German and Spanish subsidiaries.

An extension of this scheme - the new "AOwner" plan - enabled Group employees to purchase Atos Origin stock (or shares in a fund invested in Atos Origin stock, in accordance with the relevant local legislation) from time to time at a 20% discount in relation to the current market price. 24 countries took part in the first issue of stock under this scheme in 2002.

With the right market conditions, it is the Company's intention that an opportunity to subscribe to this plan should be offered to employees every year, provided that the program does not create share dilution of more than 1% of the common stock. Due to the market conditions, there was no plan neither in 2003, nor in 2004.

11.6 Stock subscription options

It is the Group's policy to grant an annual plan of stock subscription options to senior and middle managers.

During 2004, 1,586,875 new stock subscription options were granted to employees, 376,253 stock subscription options were cancelled and 68,621 were exercised.

At December 31st, 2004, a total of 5,650,931 stock subscription options had been allotted to employees, representing about 8% of current common stock, including shares issued in consideration of Sema Group acquisition. Details of the allocations are set out in the Investors Information section later.

CHAPTER 12

12 CORPORATE SOCIAL RESPONSIBILITY

12.1 Living our values

Atos Origin is an international IT services provider, employing more than 46,000 people in 40 countries. Our activities and many of the services we provide are integral to people's lives. We therefore have responsibilities and commitments towards our clients, partners, suppliers, employees and to the communities in the areas where we operate.

Atos Origin's corporate values embrace the diversity and individuality of our all employees. This reflects our desire to participate in society as a responsible corporate citizen. It also makes good business sense for our people to feel comfortable about who they are, provided they are excellent at their jobs and perform to the highest standards. As well as encouraging our people to live our corporate values, we expect them to act with courage, loyalty and intellectual honesty.

- The Group insists that all employees agree to abide by a Code of Ethics that prohibits all forms of illegal or immoral behavior. The Code is monitored as part of the Group's corporate governance procedures and the detailed terms of the Code are set out in the section "Corporate Governance" later.
- The Group monitors the standards adopted by our main suppliers and associates to ensure that their standards of behavior match our own.
- The Group abides by the terms of the Human Rights Act and we are committed to ensuring that all of our employees work in an environment where they are free from discrimination, intimidation or any other form of harassment.

We encourage our employees to help their local communities through volunteer work, raising donations for local projects and partnerships with humanitarian organizations. In 2004, many of our staff throughout the world have contributed to projects such as:

Tsunami. The Asian Tsunami was a catastrophic event in which hundred of thousands of people were killed and many more left homeless, destitute and alone. Everyone in Atos Origin has been shocked and deeply saddened by what happened, especially colleagues in that region and clients, friends and others who have been directly affected by the tragedy. Many of our country operations responded immediately by supporting the Red Cross, UNICEF, the World Health Organization and other charities with support operations on the ground. As a Group we have matched those contributions. We have also been directly involved by providing a data base for the UK Metropolitan Police, who sent a team to the region to help with the painstaking and difficult task of identifying bodies and matching them to the names of those missing.

Other Contributions. In partnership with a number of relief organizations, the Group has provided services that enabled organizations such as the French Red Cross to collect credit and debit card contributions on behalf of a number of appeals including, for the eighth year in succession, the French Telethon event in December 2004.

12.2 Right to play

During 2004, Atos Origin was able to link its role in providing IT services to the Olympic Games with our desire to support an internationally recognized non-governmental organization that uses sport and play programs to encourage the healthy, physical, social and emotional development of the world's most disadvantaged children.

'Right To Play' is committed to improving the lives of children and their communities affected by conflict, poverty and disease by translating the best values of sport into opportunities to promote development, health and peace. The organization evolved from the Olympic Aid program to show support for people in war torn countries and areas of distress at the time of the 1994 Olympic Winter Games in Lillehammer, Norway. Founded by four-time Olympic gold medalist, Johan Olav Koss, *Right To Play* trains international and local volunteers to implement its two programs -*SportWorks* and *SportHealth*. The focus of *SportWorks* is child and community development. *SportHealth* harnesses the power of sport to provide health education and to encourage healthy lifestyle behaviors. It focuses in particular on the importance of vaccinations, and of HIV/AIDS, TB and malaria prevention.

During 2004, Atos Origin made a global commitment to support this organization and its aims to use sport and play to help build leadership, self-confidence, teamwork, conflict resolution, discipline, respect and fair play.

Atos Origin is working to create a database to aid *Right To Play* to coordinate its volunteer training and resourcing activities. We are also committed to actively helping with specific projects undertaken by the organization. It is important for us to raise awareness and understanding inside our organization of the plight of the children in the most disadvantaged circumstances around the world. All our offices around the world will aim to carry out fundraising events during 2005 to support the work of *Right To Play*.

12.3 The environment

Atos Origin recognizes that respect for the environment is an important business concern and we are committed to operating in a way that maximizes the preservation of the environment. The Supervisory Board is responsible for ensuring that the Group takes the necessary steps to maintain good standards of environmental management relevant in our businesses, and that we meet, or exceed, all regulatory and legislative requirements.

Atos Origin delivers IT services to clients in 40 countries worldwide. The services we provide are mainly undertaken by professional staff working with computers in office premises. More than 93% of our activities are undertaken in Western Europe. Many of our staff members work at client premises. In comparison with some other industries, Atos Origin is not generally engaged in activities that are, or could be, environmentally wasteful or seriously hazardous for its staff or the local communities in which it operates. Nevertheless, we have adopted procedures for dealing with environmental issues and these are set out in the paragraphs below.

We also work with many of our clients to develop systems that are themselves environmentally beneficial. These include developing:

- Labeling systems - to guarantee food quality and prevent health risks
- Transport systems - to plan journeys and minimize distribution times
- Monitoring systems - to optimize power generation and distribution
- Document storage systems - to minimize paper use

Premises

The Group leases the majority of premises in which it operates. However, we seek to ensure that:

- Buildings do not contain asbestos or other potentially harmful construction components.
- The sites on which buildings have been constructed are free from contamination.
- The building services comply with regulatory and legislative requirements.
- Utility services are provided on a cost and environmentally efficient basis.

In a number of buildings occupied by the Group, lighting systems have been installed by one of our largest clients, Philips Electronics, using sophisticated sensor techniques to monitor light and temperature conditions. These are highly "use" and cost-efficient.

Health & Safety

The Group seeks to ensure that the premises in which it operates provide a healthy and safe environment in which staff can work.

- Every location has a Health & Safety representative and establishes effective policies and procedures appropriate to that environment.
- The safety of staircases, lifts and other hazardous areas must comply with safety laws.
- The Group pays particular attention to work areas and provides advice to employees on the ergonomics surrounding their computer equipment, to minimize body and eye strain.

Computer Equipment and Consumables

Atos Origin is committed to ensuring that redundant computer equipment is safely disposed of, or recycled:

- The Group seeks to ensure that redundant computer equipment is safely disposed of or recycled by reputable agents. Atos Origin leases a substantial proportion of the IT equipment that it uses but takes steps to ensure that the leasing companies that it works with adopt appropriate procedures for equipment disposal.
- The Group also ensures that peripheral equipment and consumables, such as ink cartridges and waste paper, are properly recycled or disposed of. Where possible, the group seeks to re-use or refill these items.
- The Group makes strenuous attempts to minimize its use of paper and other consumable items. Atos Origin is commercially involved in providing services to its clients that are designed to *eliminate or at least minimize* paper document printing and distribution. In the last two years, the Company has reduced by half the number of copies of its Annual Report which it prints each year. Investors, staff and clients are encouraged to download and read such information on-line.

Traveling

As a large international group, it is necessary for many employees to visit clients and other internal operations on a regular basis. However:

- We seek to minimize the number and the cost of journeys made, as a basic principle of tight financial management.
- We make provision for certain staff to work from home and thereby avoid unnecessary travel, where it is appropriate to do so.
- We encourage the use of audio or video conferencing wherever possible.

Further Development

The Group is committed to further developing its environmental systems by:

- Implementing a phased program of audit and ISO certification
- Setting management targets to ensure continuous improvement
- Implementing regular and consistent internal reporting procedures
- Ensuring that external suppliers comply with internal standards.

Reporting

The Group does not report its water or electricity consumption, nor its waste levels, since it has no manufacturing operations and the amount of utility resources consumed is very small in relation to its overall cost base. Such costs are minimized as part of the Group's highly aggressive financial control of its business.

CHAPTER 13

13 CORPORATE GOVERNANCE

13.1 REPORT BY THE CHAIRMAN OF THE SUPERVISORY BOARD

Ladies and Gentlemen,

Pursuant to the last paragraph of article L 225-68 of the Commercial Code, please find hereafter our report on the conditions of preparation and organization of the work of the Supervisory Board, including internal control procedures implemented by the Company.

13.1.1 Conditions of preparation and organization of the work of the Supervisory Board

Atos Origin has a two-tier Supervisory and Management Board structure, which provides the *necessary checks and balances to ensure that shareholders' interests are properly safeguarded.*

13.1.1.1 The Management Board

The Management Board currently comprises the Chief Executive Officer and six other executives. Their biographies can be found below. The composition of the Management Board reflects a balanced range of business, financial and international experience which Atos Origin believes is essential for the continued success of a global IT services business. The Management Board is responsible for the general management of the Company's business and meets as frequently as necessary in the Company's interests. In the case of split decisions, the Chairman of the Management Board has the casting vote.

The Management Board has broad powers to represent the Company in its dealings with third parties. Although each of the members of the Management Board has specific executive responsibilities, all of its members are collectively empowered to manage the Company's business.

The Management Board meets formally at least once a month, in addition to regular close working relationships between its members on a day-to-day basis. In 2004 the Management Board met 16 times. It reports to the Supervisory Board on a quarterly basis or more frequently, as necessary.

Name	Functions	
Bernard Bourigeaud	Chairman of the Management Board and Chief Executive Officer	
Xavier Flinois	Responsible for the United Kingdom, Americas and Asia-Pacific	Coordinating Global Markets and Accounts, and the Olympics
Eric Guilhou	Chief Financial Officer	
Dominique Illien	Responsible for France, Germany and Central Europe, AtosEuronext and Atos Worldline	Coordinating Global Managed Operations
Wilbert Kieboom	Responsible for The Netherlands, Belgium, Luxembourg and the Nordic region	Coordinating Global Consulting and Global Systems Integration
Giovanni Linari	Responsible for Italy, Spain, Portugal, other South European countries, the Middle East and Africa	Coordinating Communications sector
Jans Tielman	Corporate Human Resources, Internal Communications, Marketing Communications and Public Relations	

Bernard BOURIGEAUD
Chairman of the Management Board and Chief Executive Officer

Bernard Bourigeaud joined the group in 1991, conducting the merger that led to the creation of Axime, of which he became Chairman. In 1996 Axime acquired Sligos - forming Atos - of which he became Chief Executive. In November 2000, he merged Atos with the Dutch-based company Origin to create Atos Origin and in 2002 he completed the acquisition of KPMG Consulting in the United Kingdom and The Netherlands, now trading as Atos Consulting. Most recently, Bernard Bourigeaud led the acquisition of Sema Group to create a leading global IT services company with annual revenues of more than EUR 5 billion.

Before joining Axime, Bernard Bourigeaud spent 11 years at Deloitte Haskins and Sells in France, *where he headed the management consulting group, with responsibility for the French operations and* corporate finance throughout Europe. Before that he worked for Continental Grain, the agribusiness company, carrying out a number of general management assignments in Europe and running the UK operations for 5 years. His career began with the French bank, CIC, and then with Price Waterhouse. A qualified chartered accountant, Bernard Bourigeaud has a degree in economics and management.

Xavier FLINOIS
Member of the Management Board, responsible for the United Kingdom, Americas and Asia-Pacific. Coordinating Global Markets and Accounts and the Olympics

Prior to joining Atos Origin, Xavier Flinois was Executive Vice President of Schlumberger Ltd, which he joined in 1985. In this role, he provided strategic direction and management to SchlumbergerSema, as well as being responsible for Schlumberger's DeXa information management services to customers in 65 countries. He served as President of Schlumberger Network & Infrastructure Solutions, where he directed operations that provided network connectivity, security and infrastructure solutions to customers worldwide. Prior to that, he played a similar role as President of Schlumberger Network Solutions, one of the fastest growing operating units of Schlumberger Ltd, from Spring 2000. Xavier Flinois is a graduate of Ecole Polytechnique and Ecole Nationale des Ponts et Chaussées, Paris.

Eric GUILHOU
Member of the Management Board, Chief Financial Officer

Eric Guilhou joined Axime in 1990 to help with the restructuring that led eventually to the formation of Axime, and subsequently Atos. In 1992, he was appointed Executive Director, reporting to the Chairman, Bernard Bourigeaud, and assuming responsibility for acquisitions, divestments and development projects. In 1995, he was named Chief Financial Officer, a position he continues to hold in Atos Origin.

Eric Guilhou's career began in 1983 with Grant Thornton. After helping to form the Telemarket company in 1986, he joined Etudes et Communications, an investment company belonging to the Compagnie Generale des Eaux Group. *Eric Guilhou is a chartered accountant with a degree from* Ecole Superieure de Commerce de Poitiers and a qualified teacher in economics and financial management.

Dominique ILLIEN
Member of the Management Board, responsible for France, Germany, Central Europe, AtosEuronext, Atos Worldline and Coordinating Global Managed Operations

Dominique Illien has been with the Group since 1995. He first joined Axime (subsequently Atos) in *1993 as Chief Financial Officer. He was CFO of Axime in 1993 and 1994. In November 1995, he was* appointed Chief Operating Officer of Sligos and, after the merger between Axime and Sligos that created Atos in 1996, he became Chief Operating Officer of Atos. As well as heading up the French, German and Central European' operations, he is currently responsible for AtosEuronext, Atos Worldline and for coordinating Global Managed Operations.

He began his career with Deloitte & Touche, before spending 11 years with Cap Gemini, where his last position was Group Vice President. Dominique Illien graduated from Ecole Superieure de Commerce de Paris (ESCP) and is a French chartered accountant.

Wilbert KIEBOOM
Member of the Management Board, responsible for The Netherlands, Belgium, Luxembourg and the Nordic region. Coordinating Global Consulting and Global Systems Integration

Wilbert Kieboom joined Origin (subsequently Atos Origin) in May 2000. Prior to joining the Group, Wilbert was Chief Executive Officer of Syntegra NL, part of British Telecom. His career began at Heineken Nederland B.V. in 1982. He then spent seven years with Lotus Development, where he was Commercial Director and then Managing Director for the Benelux operations. In 1994, he moved to Apple Computers as Managing Director for The Netherlands, responsible for the restructuring of the Dutch operations. His next move was to Tandem / Compaq, where he was Vice-President Sales and Marketing, Europe, managing the integration of Tandem with Compaq. Wilbert Kieboom has a business degree from Fairleigh Dickinson University, Madison, USA.

Giovanni LINARI
Member of the Management Board, responsible for Italy, Spain, Portugal, Andorra, Middle East and Africa

Prior to joining Atos Origin, Giovanni was president of *Schlumberger Sema, Southern Europe, Middle* East and Africa. He began his career at SchlumbergerSema in April 2001 when the company acquired Sema plc, where he was Managing Director of the company's telecommunications business and a member of the Executive Committee. Previously, he was founder of DSTelematica, a systems integration and telecommunications products company formed in 1986, which was acquired by Sema in June 1999. Earlier in his career, Giovanni Linari managed the messaging services integration and value-added services activity for private subscribers' networks for Italcable. He began his career at Cedacri Nord, a service center for banking, and is an engineering graduate of the University of Rome.

Jans TIELMAN
Member of the Management Board, responsible for Corporate Human Resources, Internal Communications, Marketing Communications and Public Relations

Jans Tielman has spent most of his career with multinational companies, including Procter and Gamble, Oce, General Electric and ABB. He has held management positions in Human Resources and Public Affairs in Europe, the USA and Asia, where he was based in Japan. Before creating his Executive Search business in Zurich, he was responsible for Human Resources for ABB's Power Generation Company.

Jans Tielman joined Origin in December 1997 as Senior Executive Vice President, Human Resources and a member of the Management Board. He has been responsible in recent years for Human Resources, Marketing and Public Relations. In the period immediately before the acquisition of Sema Group, he also had responsibility for Central Europe. Jans Tielman graduated from Leiden University with a degree in Law and Political Sciences.

13.1.1.2 The Supervisory Board

The Supervisory Board is currently composed of eight members from various backgrounds, including both commercial and manufacturing operations, and financial institutions. Royal Philips Electronics may nominate two members. During 2004, Didier Cherpitel replaced Henri Pascaud, who has served as Chairman of the Supervisory Board since the merger of Axime and Sligos in 1996. Alain Le Corvec replaced Jan Hommen.

Each time those changes have occurred, the composition and chairmanship of the committees has been reviewed, and changes have been made whenever necessary.

The Supervisory Board has written internal rules and responsibilities and delegates certain powers to the Management Board to ensure effective control of the Company.

Name	Function	Age	Date of appointment	Committee member	Term of offices (3)	Number of shares held
Didier Cherpitel (1)	Chairman	60	2004	(a),(b),(c),(d)	2004	1,000
Dominique Bazy (1)	Member	53	1997	(a)	2004	20
Philippe Germond (1)	Member	47	2003	(b),(c)	2004	50
Alain Le Corvec	Member	61	2004	(b)	2004	10
Jan P. Oosterveld (2)	Member	60	2004	(b),(c),(d)	2007	10
Gerard Ruizendaal (2)	Member	46	2004	(a)	2007	20
Michel Soublin (1)	Member	59	2004	(a)	2007	500
Jean-François Theodore (1)	Member	58	2000	(b),(d)	2004	10

1) Independent director
2) Foreign (non-French) national
3) Annual General Meeting to approve the fiscal year - financial statements

(a) Audit Committee
(b) Investment Committee
(c) Remuneration Committee
(d) Nomination Committee

Members of the Supervisory Board

Didier CHERPITEL is Chairman of the Supervisory Board, Chairman of the Remuneration and Nomination committees and a member of its Audit and Investment Committees. He was elected to the Board in 2004. Didier Cherpitel is a director of the Red Cross Foundation, Medecins Sans Frontieres Foundation, Wendel Investissements and INSEAD.

Dominique BAZY joined the Supervisory Board of Atos in 1997 and is Chairman of the Audit Committee. He is currently Vice-Chairman of the Board of UBS Securities France SA and UBS Holding France and a director of Vinci.

Philippe GERMOND was elected a member of the Supervisory Board in 2003 and is a member of its Remuneration and Investment Committees. He is President and Chief Operating Officer and Member of the Executive Committee of Alcatel. He is also a director of Essilor and Ingenico.

Alain LE CORVEC was elected a member of the Supervisory Board in 2004 and is a member of its Investment Committee. He is CEO of Philips France, and Chairman of Compagnie Française Philips, OMMIC and CMS.

Jan OOSTERVELD was elected as a member of the Supervisory Board in 2004. He is Chairman of the Investment Committee and a member of the Remuneration and Nomination committees. In 2004 he resigned from the Group Management Committee of Royal Philips Electronics, where he was in charge of Corporate Strategy and CEO of Philips Electronics Asia-Pacific. He is also a member of the Board of Directors of Barco NV and Cookson Ltd. and a member of the Supervisory Board of Continental AG and Crucell NV.

Michel SOUBLIN joined the Supervisory Board in 2004, following the acquisition of Sema Group, and is a member of the Audit Committee. He is Financial Advisor of Schlumberger Ltd.

Gerard RUIZENDAAL was elected Vice Chairman of the Supervisory Board in 2004 and is a member of the Audit Committee. He is currently Group Controller of Royal Philips Electronics.

Jean-Francois THEODORE was elected as a member of the Supervisory Board in 2000 and is a member of its Investment and Nomination Committees. He is currently chairman of the Management Board and Chief Executive Officer of Euronext, and chairman of the Supervisory Board of AtosEuronext.

Definition of Independent Members of the Supervisory Board

The Bouton report defines a director as independent when he/she has no relationship of any kind whatsoever with the corporation, its group or the management of either, that might color his or her judgment. The Bouton report also defines the various criteria that should be examined in order to determine whether a director can be deemed to be independent:

- The director is not an employee or corporate officer (*mandataire social*) of the company, nor an employee or director of its parent or of one of its consolidated subsidiaries, and has not been one during the previous five years.
- The director is not a corporate officer of a company in which the company holds, either directly or indirectly, a directorship, or in which a directorship is held by an employee of the company designated as such or by a current or former (going back five years) corporate officer of the company.
- The director is none of the following (whether directly or indirectly) a customer, supplier, investment banker or commercial banker – in each case:
  - Which is material for the company or its group, or
  - For which the company or its group represents a material proportion of the entity's activity
- The director does not have any close family ties with a corporate officer of the company.
- The director has not been an auditor of the company over the past five years (article L 225-225 of the French Commercial Code).
- The director has not been a director of the company for more than twelve years.

On this basis, five out of eight members of the Supervisory Board are deemed to be independent, namely Messrs Cherpitel, Bazy, Germond, Soublin and Theodore.

While the three other members do not meet all the independence criteria specified in the Bouton report, the Company believes that they are of sufficient stature and integrity as to ensure that their duties are carried out objectively and in the best interests of the company and all the shareholders.

Meetings

In accordance with the bylaws and internal rules, the Supervisory Board meets as frequently as necessary. A minimum of four meetings is held each year. During 2004, the Board met eight times and received one written communication. The members' rate of attendance was 86%. To encourage members to participate at meetings, 50% of directors' fees are based on their attendance at the four principal meetings of the year.

In order to carry out its functions effectively, the Supervisory Board receives regular and comprehensive information from the Management Board, in writing, on all significant matters relating to the operations of the company. According to the importance of topics, the Management Board communicates in writing, and in a regular and timely manner, all such information that it believes should be brought to the attention of the Supervisory Board. This information may also be communicated, where appropriate, in the form of personalized telephone reports to Board members interested in a particular area.

During 2004 the Supervisory Board meetings dealt, *inter alia*, with the following subjects:

- Quarterly trading results, forecasts and commercial prospects and a review of off balance sheet commitments and risks.
- Implementation of the Sema integration plan and financial performance,
- Acquisition and divestment proposals. The Supervisory Board reviewed in depth all divestments carried out during the year as well as the major outsourcing deals concluded in 2004
- The refinancing strategy of the Group.

The Supervisory Board holds a one-day meeting each year dedicated to reviewing the strategy of the Group. This meeting is attended by Management Board members and discussions focus on the major IT business trends by region and by service line, and Group business plans. In 2004, this meeting was focused particularly on the post-Sema organization and go-to-market strategy.

The Supervisory Board also held in 2004, a specific meeting focused on its own work, and has appraised the quality of the documentation received from the Management Board and made *recommendations to improve its efficiency*

The Supervisory Board has set up the following four committees:

- The Audit Committee
- The Investment Committee
- The Remuneration Committee
- The Nomination Committee

Members of these committees are appointed by the Supervisory Board from among its members. The committees' terms of reference are specified in the Supervisory Board's internal rules. They act in a consultative capacity, reporting to the Supervisory Board. Their recommendations are discussed at length during the sessions, together with the related documentation.

The Audit Committee

The Audit Committee currently comprises Messrs Bazy, Cherpitel, Ruizendaal and Soublin. The Committee meets at least twice a year in the presence of the independent auditors. The Committee met ten times in 2004 and the attendance rate of its members was of 100%.

The Committee is responsible for ensuring that accounting policies used to prepare the Parent Company and Group consolidated financial statements are appropriate and consistently applied, and for monitoring the proper implementation of internal procedures. It also monitors the quality of information given to shareholders and is kept informed of key risks, including major litigation and financial commitments. The Committee holds regular meetings with the Group Chief Financial Officer, other members of financial management, the Group General Counsel and the independent auditors. In order to improve its supervision and review processes, in 2004 the Committee invited all the regional

financial heads to a review meeting and held regular exchanges with the independent auditors without the presence of the management of the company. These arrangements will be repeated in 2005.

The Audit Committee receives copies of the quarterly Group reporting package. It is regularly informed of the Group's financial strategy and operational status and is consulted on the terms and conditions of significant financial transactions prior to the Group making commitments. The Committee examines the accounting and financial documents to be submitted to the Supervisory Board. It also meets with the independent auditors to discuss the conclusions of their work.

Topics reviewed by the Audit Committee during the year included :

- Implementation of the new IFRS and IAS rules,
- Internal control audits (see Internal Audit section below),
- Provisions (including pension provisions), risks and undertakings which are described in the annexes to the consolidated financial statements,
- Material claims and litigation (including tax audits),
- *The accounting and financial treatment of the Sema acquisition* (completion accounts, opening balance sheet),
- The external audit fee budget,
- The follow-up on the implementation of the delegation of authority and code of ethics,
- The risk management procedure for existing and new contracts,
- The financing needs and strategy of the Group,
- Review of global audit plan of statutory auditors.

The Investment Committee

The Investment Committee currently comprises Messrs Cherpitel, Germond, Le Corvec, Oosterveld and Theodore. The Committee met four times during 2004, including once in the presence of the whole Board, and received four written communications. The attendance rate of its member was of 70%.

The Committee is responsible for reviewing proposed acquisitions and divestments that are likely to have a material impact on the Company's organic development and external growth. The approval of at least four of its five members is required to conclude any 'major' initiative, which is defined as any investment or disposal decision by the Company involving consideration in excess of EUR 100 million. The Committee reviewed all divestment projects as well as the main deals concluded during the year.

The Remuneration Committee

The Remuneration Committee currently comprises Messrs Cherpitel, Germond and Oosterveld. It meets at least once a year. During 2004, the Committee met five times and the attendance rate of its members was 93%.

The Committee is responsible for:

- Making recommendations to the Supervisory Board concerning the fixed and variable remuneration, pension benefits, benefits in kinds and stock subscription or purchase options awarded to the Chairman of the Supervisory Board and members of the Management Board. This evaluation is made on a regular basis at the end of each financial year, on the basis of the Group's financial statements,
- Determining the principal objectives of the bonus scorecards of the Management Board for the financial year,
- Making recommendations to the Supervisory Board for employee share ownership plans,
- Making recommendations to the Supervisory Board for the allocation of stock subscription or purchase options to Company employees.

Based on such recommendations :

- An annual stock option grant amounting to 1,586,875 options (of which 772,125 were granted to Sema Group employees) was made in February 2004 at a price of EUR 54.14, including 360,000 options issued to the seven members of the Management Board.
- It was decided that for 2004 and beyond, the remuneration of the members of the Management Board would be split in the following proportions - 40% fixed salary, 40% bonus, and 20 % for long-term incentives.

- It was decided that for 2004 and beyond the variable bonus portion of remuneration will be based on two financial criteria - net income before goodwill amortization and reduction in net debt excluding Sema Group acquisition. Each of these criteria will account for 40% of total bonus, with the remaining 20% based on individual objective defined each year by the Supervisory Board. Such bonus can exceed 100%, with a maximum of 150%.
- The Remuneration Committee of the Supervisory Board has decided that for future stock option grants, the number of stock options granted to the Management Board would amount to 20% of the total number of stock options granted.

The Nomination Committee

The Nomination Committee currently comprises Messrs. Cherpitel, Oosterveld and Theodore.
The Committee is responsible for recommending suitable candidates for appointment to the Supervisory Board should any vacancy arise. The Committee met twice in 2004 and the attendance rate of its members was 66%.

Charter of Board members

The Supervisory Board has reviewed the text of a Charter to be approved by all its members which summarizes the mission and obligations of each Supervisory Board member, covering in particular the following points - Company interests, attendance, diligence, fairness, independence, confidentiality, *trading in the Company's shares, conflicts of interest, information of members.*

13.1.2 Internal Control Procedures

Introduction: Internal control objectives

Internal control procedures include rules, procedures and processes implemented throughout the Group. They form part of a broader framework constituting the internal control system. Within Atos Origin, internal control procedures are intended to ensure:

- The effective management and monitoring of operations,
- The preparation of reliable financial information,
- The Compliance with applicable laws and regulations.

One of the objectives of internal control procedures is to prevent and control risks of error and fraud, in particular in the accounting and financial areas. As for any internal control system, *this mechanism* can only provide reasonable assurance and in no event gives an absolute guarantee against these risks.

13.1.2.1 Organization of Internal Control

Over recent years, the Group has grown through mergers and acquisitions (Origin, KPMG Consulting, Sema Group) or as a result of clients outsourcing to Atos Origin the management of their computing operations (Euronext, KPN, KarstadtQuelle etc.). During the last five years, the Group's revenues have increased from just over EUR 1 billion to more than EUR 5 billion. The number of employees has increased from 10,000 to more than 46,000.

In order to maintain satisfactory control, Atos Origin has chosen to operate a decentralized organization structured on three levels - Corporate, Regional Divisions and Subsidiaries. Corporate Management issues Group internal control procedures and policies to establish the rules applicable to the Group as a whole as well as limitations of powers. These instructions are implemented within the subsidiaries incorporating more detailed local procedures. In order to ensure consistency in the local implementation of Group policies, managers in charge of Corporate support functions in each region (Finance, Human Resources, Legal, IT) regularly review procedures through their functional reporting line.

The main bodies involved in the implementation of internal control procedures at Atos Origin are as follows:

Supervisory Board and Audit Committee
As defined in the previous section, the Supervisory Board has prepared corporate governance rules detailing the Board's role and the responsibility of its four Committees. Those Committees play a key role in the internal control system through their review and monitoring duties in a number of areas. The Audit Committee, *in particular, monitors* the content and the implementation of internal control procedures used to ensure the reliability and accuracy of financial information.

Management Board
As defined in the previous section, the Management Board is responsible for the general management of the Company's business and, as part of its role, defines in detail and implements the system of internal control. Management at different levels is responsible for monitoring the process within their respective areas of responsibility.

Corporate Finance
The Corporate Finance Department receives financial information prepared by the subsidiaries, conducts regular checks and is responsible for the production of the Group's consolidated financial information. The Corporate Finance Department responsibility includes controlling (including consolidation and financial reporting), business analysis, purchasing, treasury and tax. Each Corporate function is responsible for the preparation and issue of the group internal control policies and procedures concerning the processing of financial information. Policies and procedures are then implemented locally.

Risk Management
The Risk Management department is responsible for coordinating the internal control processes relating to risks in projects, contract bidding and service delivery. Risk managers and technical directors are located in the regional divisions and subsidiaries, to deploy and support Risk Management processes.

Internal Audit
The Internal Audit Department was created in 2003. It carries out reviews to ensure that the internal control procedures are properly applied and supports the development of internal control procedures. The Internal Audit Department also defines, in partnership with operational management, action plans for continuously improving internal control processes.

Internal Audit operating principles are defined in the Group Internal Audit Charter, which has been validated by the Audit Committee. The Audit Committee also receives regular reports on the Internal Audit work plan, objectives and findings. The Internal Audit Department liaises with the Statutory Auditors and ensures that the programs are complementary.

In 2004, the Internal Audit department has been significantly reinforced in order to increase coverage and to follow the growth of the Group, pursuant to the merger with Sema Group.

Statutory Auditors
The Statutory Auditors review and certify the financial information produced by the Company. The Statutory Auditors also attend the meetings of the Audit Committee. As part of their regular audit, the Statutory Auditors review the internal control procedures concerning the preparation of the financial statements and, where appropriate, submit their observations to the Group's Management.

13.1.2.2 Presentation of the main Internal Control procedures

1. Main internal control procedures designed to ensure an effective management and monitoring of operations

Financial monitoring procedure
The Group has set up an operational monitoring procedure based on the monthly financial reporting and placed under the authority of the Finance Division. Based on the reported data, operational review meetings are held each month at all levels of the Company. These regular meetings are based on the monitoring of Key Performance Indicators in order to make the Group as responsive as possible to market changes. In 2004, the existing system was adapted to reflect the new organization of the Group, including increased focus on Global Clients and Global Service Line coordination.

Bid procedure and Risk Management
To manage its commercial processes, the Company has developed a supporting set of procedures and tools called *Rainbow*. *Rainbow* provides a formal and standard approach to bid management, balancing sales opportunities and risk management for all types of opportunities, as well as continuous guidance and control for the decision-making process. *Rainbow* is the means by which Atos Origin's Management is involved in controlling and guiding the acquisition of the Company's main contracts.

Coordination and implementation of the Rainbow process throughout the Group is ensured by the Risk Management department. In addition, the Risk Management department monitors operational risks on projects being executed with the objective of detecting, escalating and mitigating risks before they adversely impact the Company's operations.

Group compensation policy
The management of human resources is critical in a service-based, people business. The Human Resources Department has defined a number of policies and procedures for managing the remuneration of the Group's key executives. The Human Resources Department has also established a policy defining the objectives and the incentive structure for key managers in the Group. The purpose of the policy is to ensure that objectives and remuneration policies are applied consistently throughout the Group.

Delegation of Authority
Atos Origin has defined procedures applicable throughout the Group setting out the authorization of officers of subsidiaries to incur legal commitments on behalf of the Group with clients, suppliers and other third parties. This policy is rolled-out under the supervision of the Group Legal department. Specific monitoring procedures and authorization rules have been prepared by the Corporate Finance Department in order to track and control the Group's exposure to financial risks (in particular in respect of performance guarantees, foreign exchange and interest rate risks).

2. Main internal control procedures designed to ensure a full compliance with laws and regulations

Code of Ethics
Atos Origin pays particular attention to compliance with ethical rules in connection with the conduct of its operations. A code of ethics setting forth the principles applicable to conflicts of interest, insider trading and business ethics has been prepared and adopted by the Management Board (see specific section on Code of Ethics).

A procedure has been developed in order to circulate this Code of Ethics with the executives of each of the Group's units and to ask them to comply with the Code. This process is monitored by Corporate Management and the Audit Committee. The purpose of this procedure is to ensure that all persons entrusted with responsibilities are aware of the Group's standards in terms of integrity and legal compliance and agree to abide by these principles.

Operational responsibility
The Group has determined that, in the event of a dispute involving a subsidiary, the cost of the settlement must be borne by the operational unit concerned, with a corresponding reduction of its financial performance. This rule is intended to raise the awareness of operational managers, whose evaluation is partly linked to the achievement of financial targets.

Group contractual standards
Finally, in order to reduce its exposure to contractual legal risks, Atos Origin has also defined a number of principles for the drafting of contracts with clients, any departure from these principles being subject to a specific approval procedure.

3. Main internal control procedures designed to ensure reliable financial information

Procedures and tools for the preparation of financial data in subsidiaries

The Corporate Finance Department has drawn up a number of Group policies to control the way financial information is processed in the subsidiaries. These policies have been shared with the Statutory Auditors and include the following main elements:

Financial Accounting policies include a Group Reporting and Accounting Principles Handbook applicable to the preparation of financial information. The Handbook sets out how financial information must be prepared, with common presentation and valuation standards. It also specifies the accounting principles to be implemented by Atos Origin entities in order to prepare budget, forecast and actual financial reporting required for Group consolidation purposes.

Treasury and cash management policies include policies for investment, guarantees, foreign exchange exposure, bank relationships and balance sheet management. The cash management function is centralized. Any transfer of cash not directly related to operations must be approved by the Corporate Treasury Department.

Training and communication
Training and information sessions are organized regularly in order to circulate these policies and procedures within the Group. In 2004, due to the acquisition of Sema Group and in order to prepare for the transition to IFRS, the Group conducted an extensive training program under which all Finance Managers attended a full training program on Group accounting policies. This training program was prepared and carried out in close collaboration with the Statutory Auditors. In addition to training, Corporate Finance continuously communicates and informs Finance personnel about changes to the Group accounting instructions and policies. This is actioned through various channels, including the Group knowledge management and intranet systems.

Representation letters
During the annual and half-year accounts preparation, the Management and Financial head of each subsidiary is required to certify in writing that they have complied with the Group's accounting rules and policies and that, to the best of their knowledge, there is, within their scope of consolidation, no major deficiency in the control systems in place within their respective subsidiary.

IT and tools
In 2004, the Group rolled-out a standard SAP management information system across its subsidiaries. The main focus in 2004 was to harmonize the information system through the new Group. The Group also uses standard IT tools (Hyperion) for the reporting and consolidation of financial information from its subsidiaries. These tools enable corporate management to carry out automatically a number of consistency checks designed to improve accuracy and accelerate the processing of the information transmitted.

Procedures for the reporting of information to, and consolidation by, the Finance Division

The reporting of the budget, forecast and financial information by subsidiaries is carried out in a standard format and within a timetable defined by formal instructions and procedures. If necessary, pre-consolidation meetings are held in some entities to address organizational or accounting issues and to smooth the consolidation process. Financial Reporting is subject to a detailed review by Corporate Control and Business Analysis Departments. Financial information is reported monthly through the controlling channel (for operational reviews) and quarterly through the statutory accounting channel. Such information packages are checked by separate teams and thereafter reconciled.

Each subsidiary reports its financial statements on a standalone basis, which are then consolidated at Group level. There is no intermediary consolidation level and all accounting entries linked to the consolidation remain under the direct control of the Corporate Finance Department. Off balance sheet commitments are reported as part of the mainstream financial information, and are examined by Corporate Finance Department.

In addition, functional reviews are performed by the Group support functions on significant matters relating to financial reporting, such as:

- Review of tax issues by the Group Tax Department,
- Review of pensions by the Corporate Finance and HR Departments,
- Review of litigation by the Group Legal Department.

Supervision of the IFRS implementation process

The process of conversion to the IFRS standards is subject to specific review and control procedures. These are developed in a specific section of the present document and include the following:

- Central coordination of the overall project by Corporate Finance
- Supervision of the training programs deployed across the Group
- Close coordination with external auditors, including validation of all key accounting options
- Communication across the Group, and in particular, information of the Top Management of the potential impacts on the Company's financial statements
- On going information of the Audit Committee on the progress of the project

Atos Origin has designed its communication calendar on IFRS transition taking into account the recommendations of the French Financial Markets Authority (*Autorite des Marches Financiers*) issued in March 2004 concerning information to be provided during the transition period, and in line with their recommendations issued on January 31st, 2005, highlighting the requirement for fully audited information. Information will be communicated in several steps, as detailed in the specific section on IFRS.

This program is in alignment with the views of members of Syntec Informatique (the professional employers' federation uniting Information Services and Engineering Companies), who met in February 2005to adopt a common approach to the change in accounting principles.

Internal Audit Procedures

The review of the internal control procedures linked to the processing of financial information is a major component of the reviews conducted by the Internal Audit Department. The Internal Audit Department works in relation with the Corporate Finance Department to identify the main risks and to focus its work plan as effectively as possible to control such risks.

The Internal Audit Department coordinates an ongoing self-assessment process designed to help local management evaluate and improve continuously their internal control for financial reporting. This process is supported by internal audit routine reviews, conducted locally, to review internal controls, verify assessments, and follow-up corrective actions. The Internal Audit Department developed a methodology for such reviews, which has been examined by Statutory Auditors.

The Internal Audit Department works in close contact with Statutory Auditors in order to co-ordinate missions and issues to be covered.

13.1.2.3 Outlook and related new procedures to be implemented

In 2005, the Group will continue to improve its internal control system. Developments are planned in the following areas:

- The Internal Audit Department will be strengthened and will pursue the internal control review program initiated in 2004,
- Risk analysis will be increased. A global risk assessment will be conducted by the Internal Audit and the Risk Management Departments,
- A number of Group procedures will be reviewed and adaptations will be considered to make sure they provide satisfactory control and adequately address business needs,
- The self-assessment process coordinated by the Internal Audit Department will be reinforced and will be extended to functions other than Finance.

13.1.3 Self assessment of the Supervisory Board

During the year, the Supervisory Board held a specific session dedicated to review the ways of working of the Supervisory Board and of its Committees and coordination with the Management Board. The criteria discussed covered both the process and format of the meetings and the content of information provided for discussion. Based on this assessment, several improvements have been suggested and implemented:

- The Supervisory Board wants to work closely with the Management Board regarding strategy in view of the business environment which implies a better understanding and participation in decision on the Group strategy,
- In view of the growing complexity of the business environment, one of the priorities for 2005 is to focus on the risk management, in close coordination with the Management Board,
- A specific full Board meeting will be held at the beginning of each year to review the Budget,
- One Board Meeting each year will be dedicated to reviewing the strategy of the Group,
- Briefing papers will be circulated further in advance of Board and Committee meetings,
- Another follow-up session will be held in the second half of 2005 and an assessment of the improvement will be made.

Conclusion:

Based on the above, we have no other observation with regard to internal control and procedures implemented by the company.

13.1.4 Auditors' report prepared in accordance with the last paragraph of Article L. 225-235 of the French Commercial Code on the report prepared by the Chairman of the Supervisory Board of Atos Origin with respect to the internal control procedures for the preparation and treatment of financial and accounting information

Year ended December 31st, 2004

Dear Shareholders,

In our capacity as statutory auditors of Atos Origin and in accordance with the last paragraph of Article L. 225-235 of the French Commercial Code, we hereby report to you on the report prepared by the Chairman of your Company, in accordance with Article L. 225-68 of the French Commercial Code for the year ended December 31st, 2004.

In this report, the Chairman reports on the conditions and organization of the Supervisory Board's procedures and the internal control procedures implemented by the Company.

It is our responsibility to report to you our observations on the information set out in the Chairman's report on the internal control procedures relating to the preparation and treatment of financial and accounting information.

We conducted our review in accordance with professional guidelines applicable in France. These guidelines require that we plan and perform our procedures to assess the fairness of the information set forth in the Chairman's report on the internal control procedures relating to the preparation and treatment of the financial and accounting information. These procedures mainly consisted in the following:

- familiarizing ourselves with the internal control objectives and general organization of the Company, particularly in connection with the reliability of financial and accounting information, as well as the internal control procedures relating to the preparation and treatment of financial and accounting information, as presented in the Chairman's report,

- familiarizing ourselves with the procedures carried out underlying the information given in the report.

On the basis of our procedures, we have no comment to make on the description of the Company's internal control procedures relating to the preparation and treatment of financial and accounting information, set forth in the report of the Chairman of the Supervisory Board, prepared in accordance with the last paragraph of Article L. 225-68 of the French Commercial Code.

Neuilly-sur-Seine and Paris, March 16th, 2005

The Auditors

Deloitte & Associes	**Amyot Exco Grant Thornton**
Jean-Paul Picard	Daniel Kurkdjian
Jean-Marc Lumet	Vincent Papazian

This is a free translation of the original French text for information purposes only.

13.2 Codes and Charts

13.2.1 Code of Ethics

Atos Origin is committed to conducting its business in an ethical manner. Accordingly, it has issued a Code of Ethics to all employees, requiring them to act honestly, fairly and with integrity in their day-to-day work and in accordance with the legal framework in force in each country where Atos Origin is conducting business.

All employees are required to disclose in writing to the Company any shareholding or financial interest in the affairs of its suppliers, associates or competitors. The aim of this policy is to avoid conflicts of interest and to protect the Group and its management. All management and key personnel are required to accept the Code of Ethics in writing.

1. Conflicts of Interest

The Code of Ethics is designed to prevent employees (or members of their family) benefiting indirectly from transactions or associations with third parties.

2. Bribery and Corruption

Atos Origin will not tolerate any form of bribery or corruption. Bribery is defined as the giving of money or some other form of benefit in order to obtain a commercial advantage. Corruption occurs where a dishonest or illegal practice undermines Atos Origin's business integrity or its assets.

3. General Business Integrity

Some of the basic principles of Atos Origin's ethical business policy are:

- Every Atos Origin employee should be treated equally on the basis of his/her merits and qualifications, without consideration for race, nationality, sex, age, handicap or any other distinctive trait.
- No employee should improperly influence a political candidate, an elected official or a government official in the exercise of his/her functions.
- No employee should take part in an agreement that could contravene the applicable laws and regulations concerning anti-competitive practices.
- Atos Origin employees should always abide by the laws and regulations of the countries in which it operates.

13.2.2 Insider trading code

The unauthorized use or publication of inside or confidential information can distort the market for Atos Origin securities. Accordingly, in order to ensure that there is a fair and open market in Atos Origin securities, the Company's policy is to publish information to investors and shareholders regarding its activities immediately it becomes known and under conditions that are equal for all. The Company requires all senior managers, or employees having access to critical information (Relevant Employees) to follow insider trading rules and regulation.

1. Insider Trading

Inside information is classified as information having an impact on a decision of whether to buy, sell or retain any Atos Origin securities, therefore distorting the market. The unauthorized use or communication of inside information is strictly prohibited and constitutes a legal offence. Such offences are liable to criminal, regulatory (Autorite des Marches Financiers, French Exchange Commission) and civil sanctions. Accordingly, no employee may discuss or divulge any inside information to third parties or deal in Atos Origin securities when he/she is in possession of any inside information.

2. Dealings during Closed Periods

"Relevant Employees" should not deal in Atos Origin securities, whether directly or indirectly, during any "Closed Period", which is defined as 6 weeks prior to the publication of Atos Origin's annual and half-year financial statements and in the 4 weeks prior to publication of Atos Origin's first and third quarter results.

"Relevant Employees" include (i) all directors and/or officers and/or managers of companies within the Atos Origin Group and their direct subordinates and assistants, who have access to inside information; (ii) any key exempt employee specifically designated as such by the Board of Management to sign the code of ethics; and (iii) any employee who is likely to be in possession of unpublished price-sensitive information in relation to Atos Origin SA and its subsidiaries. The above limitation on dealing in Atos Origin securities does not apply to the exercise by employees of stock options or warrants granted by Atos Origin in the course of their employment. The limitation does apply however to the sale of resulting shares.

3. Dealings in Atos Origin Options

Employees are forbidden from negotiating any protection against fluctuations in the potential capital gain to be obtained from Atos Origin stock options or warrants granted by Atos Origin to an individual in the course of their employment (whether through a call, a put or otherwise).

4. Clearance to Deal

Even outside closed periods, "Relevant Employees" may not deal in Atos Origin securities, whether directly or indirectly, without obtaining the prior approval of the Chairman of the Board of Management. This does not apply to the exercise by employees of stock options or warrants granted by Atos Origin in the course of their employment.

13.2.3 Charter of Supervisory Board members

1. Election to office

Before accepting their mandate, each Board member must declare that they have understood the requirements of their position, the applicable laws and regulations, the by-laws of the Company, the internal regulations of the Board and this Charter.

Each Board member must own in their own name at least ten nominee shares and, if they do not own such shares at appointment, they must acquire them within three months of their date of appointment.

2. Defending the Interests of the Company

Each Board member must act at all times in the interests of the shareholders and of the Company.

3. Conflicts of interest

The Atos Origin "Code of Ethics" prohibits any Board or staff member from having a conflict of interest between their personal and corporate responsibilities. Board members must inform the Board and the Company immediately when they become aware of any actual or potential conflict of interest. The Board member must then participate in a review of that conflict by the Board as a whole, but must abstain from taking part in any vote taken on the subject.

4. Attendance - Diligence

By accepting their mandate, each Board member agrees to spend the necessary amount of time and care in performing their duties and must comply with legal regulations applying to the number of director mandates. Except in unavoidable circumstances, each Board member must attend all Board meetings and the meetings of all Board committees to which they belong. Each Board member agrees to resign upon the request of the Board if the Board considers that they are no longer in a position to comply with their duties.

5. Fairness

Each Board member must behave fairly towards the Company. They must not in any way cause damage to the Company or to any other entity within the Atos Origin Group. They must also inform the Board of any third party action or involvement of which they are aware, which may cause damage to the Company.

No Board member may take a position or financial interest in an entity or business which is in competition with the Company, without informing the Board prior to accepting such a position or interest and explaining to the Board how such a position or interest would be compatible with the Company's interests. In the event that the Board concludes such position or financial interest is incompatible with the Board member's role in Atos Origin, they must agree to relinquish that role or divest their financial interest immediately.

6. Independence

Each Board member agrees in all circumstances to represent the interests of the shareholders of Atos Origin by applying independent judgment in their decision-making and rejecting partisan pressure of any kind, whatever its source. Each Board member agrees not to seek, or accept, from the Company or from any of its affiliates, whether directly or indirectly, any personal advantage that may hamper their independence of judgment.

7. Confidentiality

Each Board member must keep strictly confidential any information that has not been publicly disclosed of which they have been informed or become aware during their mandate, and the contents of discussions and votes of the Board and of its Committees. No Board member may comment on, or disclose, Company information to a third party, especially to newspapers and news agencies, without the prior agreement of the Chairman of the Board.

8. Inside Information and Trading in the Company's shares

Board members may not trade in the Company's shares other than within the limits of the "Insider Trading and Confidential Information" rules established by the Company The Company prohibits trading in its shares especially during closed periods prior to the announcement of its annual and half year results and quarterly revenue performance. Board members must inform the Company of any dealings in the shares of the Company within five days of executing the transactions, in order that the Company may comply with its relevant filing requirements, notably to the French stock exchange regulatory authority - the Autorite des Marches Financiers.

9. Information of Board members

The internal regulations of the Board define the timing and manner by which Board members will be provided with information prior to a meeting. Unless exceptional circumstances or confidentiality requirements prevent such distribution, the members of the Supervisory Board will be provided adequately in advance of its meetings, with sufficient documentation and analysis of all projects and other agenda items that are scheduled to be discussed. Each Board member must carefully review the information sent to them in order to be able to intervene as appropriate when such items are considered by the Board.

If a Board member considers that he or she has not received full and adequate information on a subject before being given the opportunity to vote, they must immediately inform the Board and request the information or documents necessary.

13.3 DIRECTORS' REMUNERATION AND INTERESTS

13.3.1 Directors' remuneration

Total remuneration of the members of the Atos Origin Management Board and Supervisory Board (15 individuals) in 2004 was EUR 8.8 million, including EUR 0.15 million in directors' fees. The summary below presents information on total gross remuneration before tax (basic salaries, bonuses on a provisional basis, fringe benefits and director's fees) paid or recorded in provisions to the members of the Management and Supervisory Boards.

Directors (In EUR)	2004 Total (a)	2004 Salary	2004 Bonus	2004 Fringe benefits	2003 Total (a)
Management Board					
Bernard Bourigeaud	2,021,780	800,000	1,079,360	142,420	1,396,388
Xavier Flinois	1,149,839	475,000	640,870	33,969	
Eric Guilhou	1,011,745	425,000	573,410	13,335	556,959
Dominique Illien	1,128,487	475,000	640,870	12,617	681,292
Wilbert Kieboom	1,195,028	475,000	640,870	79,158	714,522
Giovanni Linari	1,033,041	425,000	573,410	34,631	
Jans Tielman	984,530	400,000	539,680	44,850	581,938
Previous members					
Jeremy Anderson					353,680
Timothy G. Lomax					594,479

(a) Total includes salaries, bonuses, and fringe benefits

Directors (In EUR)	2004 Total (b)	2004 Salary	2004 Bonus	2004 Directors fees	2003 Total (b)
Supervisory Board					
Didier Cherpitel	100,733	87,500		13,233	
Dominique Bazy	17,997			17,997	19,470
Philippe Germond	12,351			12,351	
Alain Le Corvec	10,410			10,410	
Jan P. Oosterveld	20,820			20,820	
Michel Soublin	17,997			17,997	
Gerard Ruizendaal	20,820			20,820	
JF Theodore	17,997			17,997	16,156
Previous members					
Gerard Bauvin					19,470
Cor Boonstra					19,470
Dominique Ferrero					9,528
Jan Hommen	10,410			10,410	22,784
Henri Pascaud	27,077	16,667		10,410	72,784
Arie Westerlaken					22,784

(b) Total includes salaries, bonuses and director's fees

The statement of remuneration policy is proposed in section "Remuneration Committee" of this document.

There is no additional pensions package for any member of the Management Board. There is no loan, advance payment or guarantee to any director.

13.3.2 Stock subscription options

The ownership of stock subscription options by members of the Management Board and their conditions of exercise at December 31st, 2004 were as follows:

Directors	Date of MB meeting	Number at Jan.1st, 2004	2004 granted	2004 exercised	2004 cancelled	Number at Dec.31st, 2004	Strike price (in EUR)	Market price at date of exercise	Exercise period start date	Exercise period end date
B.Bourigeaud	23/02/96	20,000		20,000			33.79	55.4	23/02/01	23/02/04
	07/03/97	20,000				20,000	52.75		07/03/02	07/03/05
	10/12/97	20,000				20,000	57.29		10/12/02	10/12/07
	08/12/98	20,000				20,000	94.80		08/12/03	08/12/08
	30/11/99	20,000				20,000	134.55		30/11/04	30/11/09
	18/12/00	60,000				60,000	78.27		18/12/03	18/12/10
	18/12/00	20,000				20,000	78.27		18/12/03	18/12/10
	01/07/02	15,000				15,000	62.32		01/07/05	01/07/12
	27/03/03	20,000				20,000	25.92		01/01/05	27/03/13
	09/02/04		40,000			40,000	54.14		01/01/06	09/02/14
X. Flinois	09/02/04		100,000			100,000	54.14		01/01/06	09/02/14
E. Guilhou	23/02/96	4,000		4,000			33.79	53.9	23/02/01	23/02/04
	07/03/97	10,000				10,000	52.75		07/03/02	07/03/05
	10/12/97	5,000				5,000	57.29		10/12/02	10/12/07
	08/12/98	6,000				6,000	94.80		08/12/03	08/12/08
	30/11/99	7,500				7,500	134.55		30/11/04	30/11/09
	18/12/00	40,000				40,000	78.27		18/12/04	18/12/10
	18/12/00	10,000				10,000	78.27		18/12/04	18/12/10
	01/07/02	10,000				10,000	62.32		01/07/06	01/07/12
	27/03/03	15,491				15,491	25.92		27/03/07	27/03/13
	09/02/04		30,000			30,000	54.14		09/02/08	09/02/14
D. Illien	11/12/96	29,400				29,400	40.84		11/12/01	11/12/06
	10/12/97	12,000				12,000	57.29		10/12/02	10/12/07
	08/12/98	10,000				10,000	94.80		08/12/03	08/12/08
	30/11/99	10,000				10,000	134.55		30/11/04	30/11/09
	18/12/00	40,000				40,000	78.27		18/12/04	18/12/10
	18/12/00	10,000				10,000	78.27		18/12/04	18/12/10
	01/07/02	10,000				10,000	62.32		01/07/06	01/07/12
	27/03/03	15,164				15,164	25.92		27/03/07	27/03/13
	09/02/04		30,000			30,000	54.14		09/02/08	09/02/14
W. Kieboom	08/11/01	20,000				20,000	72.15		29/05/03	30/06/06
	18/12/00	40,000				40,000	78.27		18/12/03	18/12/10
	18/12/00	1,500				1,500	78.27		18/12/03	18/12/10
	01/07/02	10,000				10,000	62.32		01/07/05	01/07/12
	27/03/03	15,000				15,000	25.92		01/01/05	27/03/13
	09/02/04		30,000			30,000	54.14		01/01/06	09/02/14
G. Linari	09/02/04		100,000			100,000	54.14		01/01/06	09/02/14
J. Tielman	08/11/01	10,000			10,000		52.18		28/07/02	28/07/04
	08/11/01	10,000				10,000	72.15		29/05/03	30/06/06
	18/12/00	40,000				40,000	78.27		18/12/03	18/12/10
	18/12/00	3,000				3,000	78.27		18/12/03	18/12/10
	01/07/02	10,000				10,000	62.32		01/07/05	01/07/12
	27/03/03	15,000				15,000	25.92		01/01/05	27/03/13
	09/02/04		30,000			30,000	54.14		01/01/06	09/02/14
Total		634,055	360,000	24,000	10,000	960,055				

The stock subscription options granted during the fiscal year to members of the Management Board by the Company or its associates is part of the "Management Board's Report to the Annual General Meeting pursuant to article l225-184 of the commercial code", as proposed in this document.

1,156,900 new stock subscription options were granted to 1,374 employees on January 10th, 2005 after the year-end, at a share price of EUR 49.75, of which 235,000 options were for 7 members of the Management Board, in relation with the 8th resolution of the extraordinary shareholders meeting held on June 4th, 2004.

13.3.3 Directors' Interests

The ownership of the Group's shares by members of the Management and Supervisory Boards at December 31st, 2004 was as follows:

Management Board	Number of shares	Supervisory Board	Number of shares
Management Board		**Supervisory Board**	
Bernard Bourigeaud	35,550	Didier Cherpitel	1,000
Xavier Flinois		Dominique Bazy	20
Eric Guilhou	4,002	Philippe Germond	50
Dominique Illien	33,212	Alain Le Corvec	10
Wilbert Kieboom		Jan P. Oosterveld	10
Giovanni Linari		Gerard Ruizendaal	20
Jans Tielman		Michel Soublin	500
		Jean-François Theodore	10
Total	72,764	**Total**	1,620

The Company is required to report immediately to the Autorite des Marches Financiers (AMF) all transactions in the shares of the Company by members of the Supervisory or Management Boards. The rules on insider trading detailed in section "Code of Ethics" of this document also apply to such transactions.

CHAPTER 14

14 FINANCIAL REPORT

14.1 Consolidated Financial Statements

14.1.1 Auditors' report on the consolidated financial statements

Dear Shareholders,

In accordance with our appointment as auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Atos Origin SA and its subsidiaries ("the Group") for the year ended December 31st, 2004.

The consolidated financial statements have been approved by the Management Board. Our role is to express an opinion on these financial statements, based on our audit.

Opinion on the consolidated financial statements

We conducted our audit in accordance with the professional standards applicable in France. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material mis-statement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The pro forma information for the year ended December 31st, 2003 presented in notes 16.1.6 and 16.1.12.1 (a) to the consolidated financial statements has been prepared based on a combination of *the consolidated financial statements of Atos Origin prepared* in accordance with French accounting principles and approved by the Management Board and the "Pro Forma Combined Financial Statements" of the Sema Group prepared in accordance with generally accepted accounting principles in the United States of America.

We were not able to review the auditors' files for entities included in the Sema consolidation scope concerning the "Pro Forma Combined Financial Statements" of the Sema Group for the year ended December 31st, 2003. However, we did not identify any items likely to call into question the reasonableness of the conventions used to present the impact of the acquisition of the Sema Group on the unaudited "Pro Forma Combined Financial Statements" and the quantification thereof.

In our opinion, and considering the aforementioned qualification that only applies to the 2003 pro forma information, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as at December 31st, 2004 and the results of its operations for the year then ended, in accordance with accounting principles generally accepted in France.

Without qualifying our opinion, we draw your attention to the change in accounting policy explained in note 16.1.9 to the consolidated financial statements relating to the Group's decision to follow the CNC recommendation N° 2003 R-01, dated April 1st, 2003, with respect to the accounting and valuation of pension commitments and other employee benefits.

Justification of our assessments

Pursuant to Article L.225-235 of the French Commercial Code governing the justification of our assessments, as well as the one subject to our qualification above, we hereby report on the following:

- As described in note 16.1.10 to the consolidated financial statements, the Company has finalized on December 31st, 2004 the purchase accounting on the Sema Group acquisition through the final allocation of the purchase price to the fair value of the assets and liabilities acquired. We have reviewed the methods and criteria used to determine the opening balance sheet entries as for their nature and amount.
- The value in use of long-lived assets, primarily goodwill, was examined by the Company, as set out in note 14.1.10 to the consolidated financial statements with respect to the consolidation methods and principles, and in note 14.1.12.2.(k). We have verified the appropriateness of the above-mentioned accounting methods and assessed the merits of the methodology implemented, as well as the consistency of the data used.

These assessments are part of our audit approach to the consolidated financial statements taken as a *whole and therefore contribute to the expression of the opinion given in the first part of this report.*

Specific procedures and disclosures

We have also verified the information given in the Group's management report in accordance with the professional standards applicable in France.

The pro forma information for the period from January 1st to December 31st, 2003 presented in the Group's management report for comparison purposes have been prepared, as described above, based on the "Pro Forma Combined Financial Statements" of the Sema Group and on additional information communicated to Atos Origin by the former shareholder of Sema before its acquisition. We *were not able to review the pro forma information.*

We have no other comment to make as to the fair presentation of this information or its consistency with the consolidated financial statements.

We draw your attention to the chapter 13 of the report by the Chairman of the Supervisory Board relating to internal control procedures and chapter 9 of the Group's management report that present the status of the IFRS transition project and describe the main differences between the current accounting principles generally accepted in France and the IFRS accounting rules that will impact the Group consolidated financial statements for calendar years beginning on January 1st, 2005.

Neuilly-sur-Seine and Paris, March 16th, 2005

The Auditors

Deloitte & Associes	Amyot Exco Grant Thornton
Jean-Paul Picard	Daniel Kurkdjian
Jean-Marc Lumet	Vincent Papazian

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes for the information of the reader, as required under French law in any auditor's report, whether qualified or not, explanatory paragraphs separate from and presented below the audit opinion discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account caption or on information taken outside of the consolidated financial statements. Such report, together with the statutory auditors' report addressing financial reporting in management's report on internal control, should be read in conjunction and construed in accordance with French law and French auditing professional standards.

14.1.2 Consolidated Income Statement

(In EUR millions)	Notes (*)	Period ended Dec 31st, 2004	Period ended Dec 31st, 2003	Period ended Dec 31st, 2002
Revenue		5,302.0	3,034.6	3,042.9
Personnel expenses	*b*	(2,762.0)	(1,667.3)	(1,642.0)
Operating costs and expenses	*d*	(2,155.2)	(1,119.5)	(1,135.3)
Income from operations		384.8	247.8	265.6
% of revenue		7.3%	8.2%	8.7%
Net financial expense	*e*	(48.5)	(26.6)	(27.3)
Income from ordinary activities		336.3	221.2	238.3
Non-recurring items	*f*	(149.6)	(54.9)	(70.8)
Corporate income tax	*g*	(51.7)	(40.9)	(46.9)
Net income before equity affiliates, minority interests and amortization of goodwill		135.0	125.4	120.6
Share of income/(losses) of equity affiliates		(0.7)	(0.1)	(0.1)
Minority interests	*h*	(6.8)	(11.2)	(11.3)
Net income before amortization of goodwill – Group Share		127.6	114.1	109.2
% of revenue		2.4%	3.8%	3.6%
Amortization of goodwill	*k*	(117.1)	(283.1)	(38.4)
Net income for the period – Group Share		10.5	(169.0)	70.8
Net earnings per share	*i*			
Weighted average number of shares (**)		65,821,887	45,458,166	43,954,677
Basic earnings per share before amortization of goodwill (Euros)		1.94	2.51	2.48
Basic earnings per share (Euros)		0.16	(3.72)	1.61
Weighted average diluted number of shares		67,473,784	48,380,433	50,846,590
Diluted earnings per share before amortization of goodwill (Euros)		1.90	2.39	2.15
Diluted earnings per share (Euros)		0.17	(3.42)	1.39

(*) See Notes to the consolidated financial statements
(**) On December 31st, 2002 the ORA bonds issued in consideration for the acquisition of KPMG Consulting in the United Kingdom and the Netherlands were not included in the weighted average number of shares. The ORA bonds were included in the diluted average number of shares.

14.1.3 Consolidated Balance Sheet

(in EUR millions) ASSETS	Notes (*)	Dec. 31st, 2004	Dec. 31st, 2003	Dec. 31st, 2002
Goodwill	*k*	2,030.7	742.3	1,029.1
Other intangible fixed assets	*l*	128.3	27.1	32.2
Tangible fixed assets	*m*	232.8	156.0	217.3
Investments	*n*	26.2	18.3	21.3
Total Fixed Assets		2,418.0	943.6	1,299.9
Trade accounts and notes receivable	*o*	1,522.5	754.7	871.9
Other receivables, prepayments and accrued income	*p*	565.4	249.7	264.2
Transferable securities	*t*	258.6	458.7	133.1
Cash at bank and in hand	*t*	207.5	65.5	288.7
Total Current Assets		2,554.0	1,528.6	1,557.9
Total Assets		4,972.0	2,472.2	2,857.8

(In EUR millions) LIABILITIES AND SHAREHOLDERS' EQUITY	Notes (*)	Dec. 31st, 2004	Dec. 31st, 2003	Dec. 31st, 2002
Common stock	*q*	66.9	47.9	44.1
Additional paid-in capital		1,240.1	279.4	44.0
Consolidated reserves		179.9	413,6	343.0
Translation adjustments		(31.7)	(36,2)	3.8
Net income for the period		10.5	(169.0)	70.8
Other Shareholders' equity (**)			-	234.8
Shareholders' equity – Group Share		1,465.8	535.7	740.5
Minority interests	*v*	52.7	48.2	43.6
Total Shareholders' equity		1,518.5	583.9	784.1
Provisions for contingencies and losses	*s*	843.3	239.4	266.6
Borrowings	*t*	957.1	790.2	862.1
Trade accounts payable	*u*	577.4	236.5	342.8
Other liabilities, accruals and deferred income	*r*	1,075.7	622.1	602.2
Total Liabilities		2,610.2	1,648.8	1,807.1
Total Liabilities and Shareholders' equity		4,972.0	2,472.2	2,857.8

(*) See Notes to the consolidated financial statements
(**) On December 31st, 2002 the ORA bonds issued in consideration for the acquisition of KPMG Consulting in the United Kingdom were included in Shareholders' equity.

14.1.4 Consolidated Cash Flow Statement

(in EUR millions)		Period ended Dec 31st, 2004	Period ended Dec 31st, 2003	Period ended Dec 31st, 2002
Net Income Group Share		10.5	(169.0)	70.8
Amortization of goodwill		117.1	283.1	38.4
Depreciation of tangible and intangible assets		149.9	102.3	125.1
Net charge for operating depreciation and provisions		(94.6)	(5.2)	(2.1)
Net charge for financial depreciation and provisions		(10.7)	4.2	10.5
Net charge for exceptional provisions		(22.2)	(47.1)	(23.6)
Net losses (gains) on disposals of fixed assets and acquisition costs		(0.6)	(4.1)	(6.1)
Equity affiliates and minority interests		7.5	11.3	11.4
Deferred taxes		14.0	(13.0)	18.2
Net cash from operations before change in working capital	a	170.9	162.5	242.6
Reduction in working capital	b	74.1	79.5	51.2
Net cash from operating activities		245.0	242.0	293.8
Purchase of tangible and intangible assets	c	(137.4)	(70.0)	(102.3)
Proceeds from disposals of tangible and intangible assets	d	37.4	3.5	62.3
Net Operating Investments		(100.0)	(66.5)	(40.0)
Financial investments and business combination related investment	e	(585.7)	(11.0)	(478.4)
Cash and cash equivalents of companies purchased during the year	f	102.7	0.0	25.6
Proceeds from disposals of financial investments	g	183.7	26.7	45.4
Cash and cash equivalents of companies sold during the year	h	(5.8)	(2.9)	(0.5)
Net Financial Investments		(305.1)	12.8	(407.9)
Net Cash used in investing activities		(405.1)	(53.7)	(447.9)
Common stock issues	i	4.1	4.4	9.1
Dividends paid to minority shareholders of subsidiaries	j	(3.7)	(6.0)	(11.3)
New loans		1,037.4	25.7	634.1
Repayments of long and medium-term borrowings		(916.4)	(106.7)	(228.2)
Net cash from financing activities		121.4	(82.6)	403.7
Increase (Decrease) in cash and cash equivalents	q	(38.7)	105.7	249.6
Opening cash and cash equivalents		524.2	421.9	176.5
Increase (decrease) in cash and cash equivalents		(38.7)	105.7	249.6
Impacts of exchange rate fluctuations on cash and cash equivalents		(19.4)	(3.4)	(4.2)
Closing cash and cash equivalents		466.1	524.2	421.9
Opening net debt		(266.0)	(440.3)	(235.2)
New loans		(1,037.4)	(25.7)	(634.1)
Repayments of long and medium-term borrowings		916.4	106.7	228.2
Increase (decrease) in cash and cash equivalents	q-f-h	(135.6)	108.6	224.5
Net long and medium-term debt of companies purchased during the period	k	64.9	0.0	(14.3)
Net long and medium-term debt of companies sold during the period	l	(5.4)	(2.9)	(0.0)
Impact of exchange rate fluctuations on net long and medium-term debt	m	(19.2)	(4.8)	(2.0)
Profit-sharing amounts payable to French employees transferred to debt	n	(8.7)	(7.6)	(7.5)
Closing net debt		(491.0)	(266.0)	(440.3)

(in EUR millions)		Period ended Dec 31st, 2004	Period ended Dec 31st, 2003	Period ended Dec 31st, 2002
Cash from operating activities before reorganization & FVA	a-o-p	327.4	267.8	331.2
Reduction in working capital	b	74.1	79.5	51.2
Net cash from operating activities before reorganization & FVA		401.5	347.3	382.4
Purchase of tangible and intangible assets	c	(137.4)	(70.0)	(102.3)
Net cash from operations before reorganization & FVA		264.1	277.3	280.1
Reorganization, rationalization and integration	o	(141.9)	(96.3)	(73.1)
Fair value adjustments (FVA)	p	(14.6)	(9.0)	(15.5)
Proceeds from disposals of tangible and intangible assets	d	37.4	3.5	62.3
Other changes	i+j+m+n	(27.5)	(14.0)	(11.7)
Net cash before net financial investments		117.5	161.5	242.1
Financial investments	e+k	(520.8)	(11.0)	(492.7)
Proceeds from disposals of financial investments and net debt sold	g+l	178.3	23.8	45.4
Net financial investments		(342.5)	12.8	(447.2)
Net cash flow		(225.0)	174.3	(205.1)
Opening net debt		(266.0)	(440.3)	(235.2)
Closing net debt		(491.0)	(266.0)	(440.3)

14.1.5 Consolidated statement of changes in shareholders' equity

(in EUR millions)	Number of shares at period end '000s	Common Stock	Addit. paid-in capital	Consolidated reserves	Translation Adjustments	Net Income for the period	Other Shareholders' equity	Equity, Group share
At December 31st, 2002	44,056	44.1	44.0	343.0	3.8	70.8	234.8	740.5
* Common stock issues for cash	157	0.1	4.3					4.4
* Translation adjustments					(40.0)			(40.0)
* Prior period net income				70.8		(70.8)		0.0
* Net income for the period						(169.0)		(169.0)
* Other				(0.2)				(0.2)
* ORA bonds	3,657	3.7	231.1				(234.8)	0.0
At December 31st, 2003	47,870	47.9	279.4	413.6	(36.2)	(169.0)	0.0	535.7
* Common stock issues for cash	19,069	19.1	960.7					979.8
* Translation adjustments					4.5			4.5
* Prior period net income/(loss)				(169.0)		169.0		
* Net income for the period						10.5		10.5
* Change in accounting policy (**)				(64.7)				(64.7)
At December 31st, 2004	66,938	66.9	1,240.1	179.9	(31.7)	10.5	0.0	1,465.8

(**) See paragraph on pensions in the notes to the consolidated financial statements

14.1.6 Segment information

Information by service line

(in EUR millions)	Period ended Dec 31st, 2004	Period ended Dec 31st, 2003 Pro forma (*)	Period ended Dec 31st, 2003	Period ended Dec 31st, 2002
Consulting & Systems Integration				
Revenue	2,537	2,706	1,453	1,418
Income from operations	192.2	160.5	82.1	81.9
% margin	7.6%	5.9%	5.7%	5.8%
Tangible and intangible assets	70.3		55.4	46.3
Year-end number of employees	24,938	26,345	14,605	16,337
Managed Operations				
Revenue	2,765	2,699	1,582	1,625
Income from operations	264.1	267.9	198.7	213.6
% margin	9.6%	9.9%	12.6%	13.1%
Tangible and intangible assets	285.4		124.2	197.9
Year-end number of employees	21,447	19,548	11,773	12,166
Corporate				
Income from operations	(71.5)	(109.9)	(33.0)	(30.0)
% margin	-1.3%	-2.0%	-1.1%	-1.0%
Tangible and intangible assets	5.3		3.5	5.3
Year-end number of employees	199	200	95	99
Total Group				
Revenue	5,302	5,405	3,035	3,043
Income from operations	384.8	318.6	247.8	265.6
% margin	7.3%	5.9%	8.2%	8.7%
Tangible and intangible assets	361.0		183.1	249.5
Year-end number of employees	46,584	46,093	26,473	28,602

(*) *See notes regarding unaudited pro forma information*

Information by geographical area

(in EUR millions)	Period ended Dec 31st, 2004	Period ended Dec 31st, 2003 Pro forma	Period ended Dec 31st, 2003	Period ended Dec 31st, 2002
France				
Revenue	1,410	1,445	1,050	1,086
Income from operations	121.1	116.4	113.2	116.2
% margin	8.6%	8.1%	10.8%	10.7%
Tangible and intangible assets	97.3		85.9	106.1
Year-end number of employees	12,489	12,347	7,894	8,685
United Kingdom				
Revenue	1,222	1,133	331	238
Income from operations	117.5	90.0	15.7	12.9
% margin	9.6%	7.9%	4.7%	5.4%
Tangible and intangible assets	35.8		5.4	5.5
Year-end number of employees	6,658	6,743	1,847	2,139
The Netherlands				
Revenue	983	967	961	913
Income from operations	125.4	114.9	114.3	124.2
% margin	12.8%	11.9%	11.9%	13.6%
Tangible and intangible assets	39.2		58.0	95.5
Year-end number of employees	8,321	8,468	8,424	9,019
Other EMEA (**)				
Revenue	1,266	1,291	561	610
Income from operations	73.1	66.4	31.8	28.6
% margin	5.8%	5.1%	5.7%	4.7%
Tangible and intangible assets	156.6		24.3	27.6
Year-end number of employees	14,138	13,554	6,036	6,319
Americas				
Revenue	280	386	77	132
Income from operations	9.4	12.3	0.5	7.8
% margin	3.4%	3.2%	0.7%	5.9%
Tangible and intangible assets	9.8		1.7	3.3
Year-end number of employees	2,714	2,768	1,014	1,210
Asia Pacific				
Revenue	141	182	55	63
Income from operations	9.8	28.5	5.2	5.8
% margin	7.0%	15.7%	9.4%	9.2%
Tangible and intangible assets	17.0		4.3	6.2
Year-end number of employees	2,067	2,013	1,163	1,131
Corporate				
Income from operations	(71.5)	(109.9)	(33.0)	(30.0)
% margin	-1.3%	-2.0%	-1.1%	-1.0%
Tangible and intangible assets	5.3		3.5	5.3
Year-end number of employees	199	200	95	99
Total Group				
Revenue	5,302	5,405	3,035	3,043
Income from operations	384.8	318.6	247.8	265.6
% margin	7.3%	5.9%	8.2%	8.7%
Tangible and intangible assets	361.0	.	183.1	249.5
Year-end number of employees	46,584	46,093	26,473	28,602

(*) See notes regarding unaudited pro forma information
(**) Other European countries, Middle-East and Africa.

14.1.7 Scope of consolidation

The major changes to the scope of consolidation during the period were as follows:

14.1.7.1 Acquisition

On January 22nd, 2004, the acquisition of Sema Group was approved at an Extraordinary General Meeting of the shareholders of Atos Origin. The acquisition was completed on January 29th, 2004 and Sema Group has been consolidated since January 1st, 2004, the date from which Atos Origin took effective control of the company (see note j to the consolidated financial statements). A combined pro forma Income Statement relating to this acquisition is shown in note a to the consolidated financial statements.

14.1.7.2 Disposals

On June 30th, 2004 Atos Origin disposed of Convergent, a US-based company that specializes in providing logistical advice. Revenue for the 6 months to June 30th, 2004 was EUR 4.5 million.

On July 23rd, 2004 the Group disposed of its US energy management company known as Cellnet, sometimes referred to as Real Time Energy Management. Cellnet's proprietary technology enables utility companies to monitor energy consumption in real time. Revenue for the 7 months to July 31st, 2004 was EUR 74.6 million and the business employed approximately 400 staff.

On August 3rd, 2004 the Group disposed of Priority Call Management, a US-based company specializing in intelligent network applications for telecommunications services providers. Revenue for the 7 months to July 31st, 2004 was EUR 5.9 million.

The disposal of the three above-mentioned businesses had no impact on the Group consolidated Income Statement.

On October 20th, 2004 the Group disposed of Atos Origin Australia. Revenue for the 9 months to September 30th, 2004 was EUR 12.3 million.

On December 31st, 2004 the Group disposed of Atos Origin IT Services Peru. Revenue for the 12 months of 2004 was EUR 2.0 million.

14.1.8 Net assets held for sale as of December 31st, 2004

On January 28th, 2005 Atos Origin sold its Swedish company, PA-Konsult, which specializes in consulting and integration of human resources and payroll solutions. Revenue in 2004 was EUR 11.1 million.

The assets and liabilities being disposed of have been incorporated in two lines of the consolidated balance sheet, as net assets and liabilities under disposal, and valued at their net disposal value in accordance with IFRS 5.

Current Income from PA-Konsult for the year is included in Group income. No gain related to the disposal of the assets classified as held for sale has been recognized in the Income Statement.

The following table sets out the net fair value of the assets and liabilities held for disposal:

(in EUR millions)	December 31st, 2004
Tangible assets	0.1
Trade and other receivables	21.6
Net assets held for sale (see note p)	21.7
Trade and other payables	(2.5)
Net liabilities held for sale (see note v)	(2.5)
Fair value of assets and liabilities under disposal	19.2
Selling price	19.2

14.1.9 Accounting Policies

With effect from January 1st, 2001, the consolidated financial statements have been prepared in accordance with French accounting rules and methods applicable to consolidated financial statements approved by the Order of June 22nd, 1999, implementing the Accounting Standards Committee Regulation CRC 99-02. The consolidated financial statements at December 31st, 2004 reflect the effects of the new accounting rules and recommendations that came into effect on January 1st, *2004 as explained below.*

<u>The National Accounting Council's Recommendation CNC 2003-R01 of April 1st, 2003 relating to rules for accounting and evaluating retirement commitments and similar benefits.</u>

With effect from January 1st, 2004, the Group has accounted for its retirement and related benefit commitments in accordance with the above recommendation. This recommends that actuarial deficits not yet recognized in the consolidated financial statements at December 31st, 2003 should be charged against equity at January 1st, 2004. This means that the Group has been in alignment with the recommendations of IFRS 1 since the start of 2004.

The application of this recommendation resulted in an equity decrease at January 1st, 2004 of EUR 64.7 million (net of tax), representing a gross amount of EUR 93.4 million in provisions.

<u>Rule CRC 04-03 of May 4th, 2004</u>

This ruling removes the specific need to hold securities in an entity in order to be able to consolidate it. A Group must consolidate an entity if it has management control. The provision has been applicable from January 1st, 2004 but has not led to any increase in the group's total assets and liabilities, compared with the rules applied previously.

As part of the preparation of the consolidated financial statements, Atos Origin has aligned itself with the provisions of certain standards established by the International Accounting Standards Board (IASB) with respect to measurement and recognition since the fiscal years 2000 and 2001. In particular, Atos Origin has aligned itself with measures prescribed for the recognition of revenue from services involving fixed price contracts based on the percentage of completion method (IAS 11), the determination of income taxes (IAS 12), the recording of property, plant and equipment (IAS 16) and leases (IAS 17), the measurement and recognition of employee benefits (IAS 19), the effects of changes in foreign exchange rates (IAS 21), the impairment of assets (IAS 36) and the recognition of provisions, contingent liabilities and contingent assets (IAS 37).

14.1.10 Consolidation rules

Methods of consolidation

The financial statements of companies over which Atos Origin exercises exclusive control, whether directly or indirectly, are fully consolidated. The financial statements of companies in which voting *rights are split between the Company and another shareholder are consolidated as follows:*

- Companies over which Atos Origin has effective control of their business operations are fully consolidated;
- Companies over which Atos Origin exercises significant influence are accounted for using the equity method. Significant influence is assumed to exist where more than 20% of voting rights are held.

Basis of consolidation

All companies are consolidated on the basis of financial statements or accounts drawn up to December 31st and adjusted, where necessary, in accordance with Group accounting policies.

Foreign companies

The balance sheets of subsidiaries that do not use the single European currency are translated into *euros at year-end rates of exchange and their income statements are translated at average exchange* rates for the year. The impact of exchange rate movements on the balance sheet and net income for the year is taken to shareholders' equity as a translation adjustment (IAS21).

Review of the *"value in use"* of long-term assets

Since the financial year 2002, long-term assets (property, plant and equipment, intangible assets and goodwill) are adjusted to their "value in use" when significant adverse changes are identified indicating that the value in use of an asset appears to be lower than its net carrying amount on a long-term basis. Such events include significant adverse long-term changes affecting the economic environment and the assumptions made, and commercial objectives chosen, at the date of acquisition.

The Group assesses the value in use of long-term assets within geographic areas (countries) representing cash generating units, which reflects the operational organization and the way in which *capital employed is managed in the group.* Value in use is determined using the discounted cash flow (DCF) method, in accordance with the following principles:

- Using after-tax cash flows from the 2005 budget and the subsequent 3-year plan as prepared by country managements, after review by the Group Finance Division and approval by the Management Board,
- Using an interest rate corresponding to the mean weighted cost of capital of the Atos Origin group,
- Using a terminal value calculated by taking the final period of the business plan and projecting it to infinity, without taking into account a perpetual growth rate

Value in use is determined by adding the revised flow for the 4-year forecasting period and the revised terminal value. Value in use is then compared to the contribution value to the consolidated long-term asset balance sheet for each country. If depreciation appears necessary, the impairment charge is equal to the difference between the net book value and the value in use.

For goodwill, in addition to future economic benefits, value in use takes into account the benefits expected from acquisition, such as the synergies resulting from the integration of the acquired enterprise with the Group's activities and the enterprise's strategic value for the Group. The Group is therefore in line with the provisions of IAS 36.

Business combinations

Depending on specific legal and tax circumstances, business combinations may be accounted for as an asset purchase - as in the case of some outsourcing contracts - or as a share purchase. When combining businesses, the identifiable assets and liabilities are valued in accordance with French accounting standards and in line with IFRS 3. The difference between the acquisition cost and the fair value of the identifiable assets and liabilities acquired is recorded as "Goodwill" for companies consolidated by global or proportional integration, and as "Equity investments" for companies over which the Group exerts significant influence.

In a partial transfer of shares in companies consolidated by global or proportional integration, the cost price of the asset transferred includes the quota of goodwill that is attributable to the transferred shares, whether the transfer occurs by way of exchange or dilution.

Goodwill

Goodwill represents that portion of the difference between the cost of an investment and the Group's share in the adjusted net assets of the company acquired as of the date of acquisition, not allocated to fair value adjustments. Goodwill is amortized on a straight-line basis over the estimated period of benefit, not exceeding 20 years.

In accordance with accounting rules in force and pursuant to the COB Recommendation of January 1988 (Monthly Bulletin No. 210), Atos Origin has applied against shareholders' equity an appropriate proportion of goodwill arising in connection with business combinations. In particular, this was the case with the acquisition of Origin, in connection with which EUR 181 million was applied against share premium. If this goodwill had not been applied against the share premium account, the transaction would have generated an annual amortization expense of EUR 9.0 million.

Effective date of acquisitions and disposals

The consolidated income statement includes the results of companies acquired during the financial year, commencing from the date on which control changed. Disposals have been included up until the end of the month closest to the date on which the sale was completed.

Research and development expenditure

Research and development expenditure in respect of specific applications or products is expensed in the period in which it is incurred.

Other intangible fixed assets

Other intangible fixed assets include software acquired by the Group and amortized on a straight-line basis over periods specific to each acquisition, subject to a maximum of five years. The cost of software developed for internal or commercial use is generally expensed in the period in which it is incurred. However, it may be capitalized within intangible fixed assets when the required conditions are satisfied, including sustainable future profitability. Only costs incurred during the software production phase are capitalized. Costs incurred during design, user configuration and follow-up phases are expensed in the period.

It should be noted that, at December 31st, 2004 the main intangible assets that conform to the definition in the IAS 38 standard, are upfront payments in respect of new outsourcing contracts.

During the fair value review of newly acquired contracts, the upfront payment paid in the context of a business combination may be recognized as an intangible asset, separate from the remaining goodwill relating to contract acquisition. This rule has been applied in 2004 for the new outsourcing contracts with KardstadtQuelle and E Plus. The Group considers that there is no foreseeable limit to the period of cash inflows. Thus, the asset is not amortised but is subject to an annual impairment test.

The Group holds a number of patents but has not granted any licenses in respect thereof. The Group incurs license fees in respect of licenses granted to it. These fees are recorded in the Income statement as operating costs and expenses.

Tangible fixed assets

Tangible fixed assets are recorded at acquisition cost, net of any interest expenses. They are depreciated on a straight-line or reducing-balance basis over the following expected useful lives:

- Buildings	20 years
- Fixtures and fittings	5 to 10 years
- Computer hardware	3 to 5 years
- Vehicles	4 years
- Office furniture and equipment	5 to 10 years

Assets acquired under operating lease contracts are not capitalized. Assets acquired under finance lease contacts are capitalized and the corresponding borrowing recorded as a liability in the balance sheet. The accounting policy adopted by the Group is consistent with IAS 17.

Investments

Non-consolidated participating interests are stated at the lower of acquisition cost and fair value. Fair value corresponds to fair value to the Group, taking into account the Group's share of adjusted net worth and the profitability prospects of the investment entity. A provision for impairment is recorded where the fair value of an investment falls below its acquisition cost.

Treasury stock

Atos Origin shares held by the parent company are charged against consolidated shareholders' equity. The accounting treatment for these shares is attributable to the purpose of their holding. In the event of a disposal, the gain or loss and the corresponding tax impact are recorded as changes in consolidated shareholders' equity.

Operating Receivables

Operating receivables are recorded at nominal value. They are assessed individually and, where appropriate, a provision is raised to take likely recovery problems into account.

Transferable securities

Transferable securities are recorded in the balance sheet at the lower of acquisition cost and market value. For listed securities, market value is equal to the stock market price at the fiscal year-end. SICAV units are recorded at net asset value. Unrealized capital gains are not recognized.

Provisions for contingencies and losses

Provisions for contingencies and losses are recognized in compliance with the rulings of the Comite de la Reglementation Comptable governing liabilities (CRC N° 2000-06), the application of which is mandatory for financial years beginning on, or after, January 1st, 2002.

The regulation defines a liability as an element of the asset base with a negative economic value for the entity, i.e. an obligation (legal, regulatory, or contractual) of the entity with respect to a third party for which an outflow of resources benefiting this third party is probable or certain, without any consideration expected from the third party that is at least equivalent. The accounting policy adopted by the Group is consistent with IAS 37 - "Provisions, Contingent Liabilities and Contingent Assets".

When accounting for acquisitions, the Group makes provision for known and contingent liabilities (risks, lawsuits etc.) in the opening balance sheet. These provisions are liabilities that increase the value of acquisition goodwill.

Up to December 31st, 2004, once the goodwill allocation period has expired, unused provisions have been released in the income statement and offset by an exceptional depreciation of goodwill, resulting in no impact within the net income. From January 1st 2005 onwards, in accordance with the IFRS rules, any unused provisions will be released through the income statement with specific related disclosure.

Provisions for employee benefits

The Atos Origin Group offers its employees various long-term benefits on retirement or conditional on their seniority in the group, including a lump sum on retirement and long-term benefits agreed during employment such as jubilees and anniversary premiums. These benefits are subject to the provisions set out hereafter:

a) Defined Contribution schemes : these schemes do not create a future commitment for the Group other than the Group's obligation to pay regular contributions of a fixed percentage of the employee's salary to outside organizations. These amounts are charged to the income statement as and when they are paid to the outside organizations.

b) Defined Benefit schemes , for which the Group has a potential on-going obligation to employees. The characteristics of these plans vary according to the legislation and regulations applicable in each country. They are financed during the employment by payments to specialist funds. An evaluation of these commitments is made at regular intervals in line with the IAS 19 standard and may result in future obligations on the Group to fund any deficit between scheme liabilities and assets. Such schemes mainly affect employees in The Netherlands and the United Kingdom.

*** Determining the net commitment to be provisioned**

The Group is in line with IAS 19 for evaluating retirement and similar benefits. Based on the internal rules for each plan in each of the relevant countries, independent actuaries calculate the revised value of the Group's future obligations ("Projected Benefit Obligations"). A central actuary takes on the task of providing coordination, consistency and standardization of the actuarial parameters used. The revised value of future obligations changes annually according to the following factors:

Recurring factors

- Increases in liabilities due to the acquisition of additional rights ("Cost of services given during the year"),
- Increases due to the passing of the time with a one year reduction in the discounting effect ("Financial cost"),
- Decreases linked to the exercise of rights ("Payments to beneficiaries").

One-off factors

- Variations due to changes in the economic assumptions (rate of inflation, interest rate, yield expected from the assets, etc.) and
- Staffing assumptions (salary increases, staff turnover, life expectancy).

*** Treatment of actuarial differences**

Actuarial differences are created when the expected value of fund assets differs compared with their market value at year-end, or as a result of changes to long-term actuarial assumptions (e.g. discount rates, salary changes etc.). In the case of long-term benefits during employment (jubilees, anniversary premiums), the actuarial differences are provided for at balance sheet date.

Under the "Corridor" principle, provision is made in respect of funding deficits only when the value of scheme liabilities exceeds the value of underlying fund assets by more than 10%. The provision is made on a straight-line basis over the average remaining working lives of the employees of the scheme in question.

**** Pension and other benefit charges in the year***

The charge for pension and other commitments set out above includes:

- a charge for acquiring an additional year of benefit rights;
- a charge for any variation of existing rights since the start of the financial year;
- income corresponding to the yield expected from the assets;
- a charge for amortization of negative actuarial differences as explained above;
- a charge (or income) linked to changes to the plans or the setting up of new plans;
- a charge (or income) linked to any reduction or liquidation of the plan.

With effect from January 1st, 2004, the Group has decided to show the financial cost and expected yield from assets as a net financial charge in the income statement.

Debt issuance costs and bond redemption premiums

Debt issuance costs are included in deferred charges and released to the income statement on a straight-line basis over the life of the loan. Bonds are recorded in liabilities as an amount corresponding to the issue proceeds and a provision is raised over the life of the loan to cover the related premiums, net of tax. A provision for the redemption premium is recognized over the life of the loan, net of tax.

The Group has decided to adopt the position expressed by the COB (former French stock exchange authority) in its 1994 Annual Report and reiterated in its recommendations for the 2002 year-end closing, which consists of providing for all redemption premiums at the closing from the time the share price falls below the discounted value of the bond redemption. This recommendation was applied from the financial year 2002 as regards the Atos Origin convertible bond issue, which matured in October 2004. No charge was recorded in the 2003 and the 2004 financial year relating to this matter.

Accounting classification of ORA bonds in the consolidated balance sheet

The bonds redeemable in shares (ORA bonds) issued by Atos Origin on the acquisition of KPMG Consulting in the United Kingdom and the Netherlands are recorded in shareholders' equity in 2002 in accordance with French accounting rules, due primarily to the absence of any consideration for the bonds and any certainty of conversion. On August 16th, 2003, those bonds were fully converted into shares.

Financial Instruments

The Group uses various financial instruments to hedge against foreign exchange and interest rate risks. All hedging instruments are traded with leading financial institutions. Foreign exchange risks are hedged using forward contracts and currency swaps, and interest rate risks using standard interest rate swap agreements. Hedging gains and losses are matched against the loss or gain on the hedged item.

Revenue

Revenue consists of proceeds from the sale of services and equipment carried out by fully consolidated companies in the normal course of business. The Group is therefore in line with IAS 11.

Consulting and Systems Integration revenue from fixed-price contracts is recognized in line with the technical completion of projects. Income from fixed-price contracts to develop individual applications or integrated systems is recorded over the course of several fiscal years and recognized using the percentage of completion method. Work in progress is recorded in the balance sheet under "Trade Accounts and notes receivable" and the excess of billings over costs under "Deferred income".

Managed Operations revenue is generally based on a fixed-price agreement or variable IT work units rendered. On-line services revenue (within Managed Operations) is linked to transaction volumes and IT services rendered.

As indicated in the management report section concerning the transition to IAS/IFRS, the recognition of turnover from outsourcing contracts (including application management, infrastructure management and business process outsourcing) under IAS 11 remains subject to detailed implementation review and decisions. A working group has been set up with some of the largest groups in the IT sector in order to produce a common position on the subject, including decisions on the treatment to be applied to the costs of transition/conversion in the initial phase of outsourcing contracts. The decisions taken will be applied to financial statements for the first half of 2005.

Income from ordinary activities

Income from ordinary activities comprises the results of operations and financing transactions of the various Group business lines, and any write-downs of non-consolidated participating interests.

Non-recurring items

Non-recurring items include income and expenses relating to events or operations clearly outside the ordinary activities of the Group due to their nature, amount or unusual occurrence.

Corporate Income Tax

The tax charge recorded in the Income Statement is the total of the current and deferred tax charge.

The Group accounts for deferred tax using the liability method on all temporary differences between the book value and tax base of assets and liabilities recorded in the consolidated balance sheet, with the exception of non-deductible goodwill and the undistributed earnings of consolidated companies. The deferred tax charge is not discounted to present value. Deferred tax assets and liabilities are netted off at taxable entity level. Deferred tax assets corresponding to temporary differences, tax losses carried-forward are recognized in the accounts as deferred tax assets and a provision raised when the likelihood of realization of taxable profits at tax entity level is considered low based on available historical and forecast information. The accounting policy adopted by the Group is consistent with IAS 12 - "Income Taxes".

Earnings per share

Earnings per share (basic and diluted) is calculated by dividing net income before and after amortization of goodwill by:

-- the weighted average number of shares outstanding during the period (basic earnings per share);
- the weighted average number of shares outstanding during the period, plus the number of shares that could be issued as a result of the exercise in full of all convertible securities outstanding (diluted earnings per share).

14.1.11 Foreign currency translation rates

Country		2004 Average rate	Dec 31st, 2004 Closing rate	2003 Average rate	Dec 31st, 2003 Closing rate
Argentina (ARS)	ARS 100 = EUR	27.298	24.688	29.916	27.270
Singapore (SGD)	SGD 100 = EUR	47.623	44.920	50.830	46.620
Australia (AUD)	AUD 100 = EUR	59.241	57.277	57.592	59.517
Brazil (BRL)	BRL 100 = EUR	27.537	27.672	28.900	27.576
Chile (CLP)	CLP 1000 = EUR	1.316	1.313	1.280	1.335
Columbia (COP)	COP 10000 = EUR	3.057	3.047	3.101	2.881
Hong Kong (HKD)	HKD 100 = EUR	10.337	9.445	11.374	10.199
India (INR)	INR 100 = EUR	1.777	1.684	1.901	1.745
Japan (JPY)	JPY 10000 = EUR	74.427	71.608	76.413	74.047
Malaysia (MYR)	MYR 100 = EUR	21.182	19.293	23.305	20.871
Mexico (MXN)	MXN 100 = EUR	7.133	6.587	8.212	7.050
Middle-East (SAR)	SAR 100 = EUR	21.465	19.576	23.621	21.112
Peru (PEN)	PEN 100 = EUR	23.517	22.377	25.652	22.873
Poland (PLN)	PLN 100 = EUR	22.119	24.483	22.770	21.268
China (CNY)	CNY 100 = EUR	9.726	8.870	10.700	9.566
South Africa (ZAR)	ZAR 100 = EUR	12.496	13.004	11.754	12.008
Sweden (SEK)	SEK 100 = EUR	10.960	11.086	10.961	11.013
Switzerland (CHF)	CHF 100 = EUR	64.769	64.813	65.795	64.189
Taiwan (TWD)	TWD 100 = EUR	2.409	2.300	2.574	2.330
Thailand (THB)	THB 100 = EUR	2.000	1.882	2.132	1.998
Turkey (TRL)	TRL 1,000,000 = EUR	0.565	0.545	0.591	0.564
United Kingdom (GBP)	GBP 1 = EUR	1.474	1.418	1.446	1.419
U.S.A (USD)	USD 100 = EUR	80.512	73.416	88.583	79.177
Venezuela (VEB)	VEB 10000 = EUR	4.304	3.823	5.459	4.986

14.1.12 Notes to the consolidated financial statements

14.1.12.1 Notes to the consolidated income statement

a) 2003 Pro forma information

The summary pro forma information of the new Group has been prepared and communicated for informational purposes only and is not intended to represent an historic view of the new group in 2003, now or at any time in the future. *It is based on historic data and intended only to facilitate an* understanding of the actual combined activities of the new group compared with 2003.

Basis of preparation of 2003 Pro forma information

*** Financial statements used**

The activities acquired from Schlumberger are referred to as "Sema Group". On January 22nd, 2004 Atos Origin received approval from shareholders for the acquisition of Sema Group at an Extraordinary General Meeting. The acquisition was completed on January 29th, 2004. The summary pro forma income statement of the new group, combining Atos Origin and the Sema Group, has been prepared in accordance with French accounting principles applied by Atos Origin.

This pro forma income statement is derived from:

- The consolidated financial statements of Atos Origin as described in its 2003 Annual Report, which have been prepared in accordance with French accounting principles applied by Atos Origin, expressed in euros and reviewed by the Group's auditors.
- The 2003 pro forma financial statements of the Sema Group, which were prepared by Schlumberger as described hereafter, are in accordance with U.S. accounting principles applied by Schlumberger, restated by Atos Origin to comply with French accounting principles applied by the Group, converted into euros and are unaudited.
- The combining entries relating to the Acquisition were prepared by Atos Origin, as described hereafter, and are in accordance with French accounting principles applied by Atos Origin, expressed in euros.

*** Retroactivity of the acquisition and assumptions used**

The 2003 pro forma income statement of Atos Origin has been adjusted to take into account the impact of the various financial operations that were part of the acquisition of the Sema Group, as if the *consolidation had been performed on January 1st, 2003.*

These adjustments are as follows:

- Notional financial interest has been charged on the acquisition debt at the rate of 5% per year, including the resulting tax savings at 35,4%,
- Amortization of the definitive Sema goodwill over 20 years, in accordance with accounting principles applied by the Atos Origin Group.

*** Reclassifications and Adjustments**

The following adjustments and reclassifications have been applied to the pro forma income statement of Sema Group in order to make them comparable with those of Atos Origin and to enable the Group to produce a combined pro forma income statement. The income statement has been prepared under Atos Origin accounting principles, anticipating the impact of IFRS rules, including:

- Reclassifications & adjustments necessary to convert from US GAAP to French GAAP and IFRS
- Adjustments to the Opening Balance Sheet under IFRS 3
- Conversion into euros

*** Exchange rates**

All figures have been converted to euros using the relevant average and closing rates of exchange applicable for the period. For income statement figures, the average rate of exchange published by the Central European Bank on December 31st, 2003 was 1 U.S. dollar ($) = EUR 0.88583

Sema Group pro forma income statement

(in EUR millions)	Period ended December 31st, 2003			
	US GAAP	Adjust GAAP	Eliminatn. Costs	French GAAP
Revenue	2370.0			2370.0
Income from operations	55.5	(6.8)	22.1	70.8
Financial result	4.0	(1.7)		2.3
Non-recurring items		(47.4)		(47.4)
Tax	(17.8)	(9.7)	(4.7)	(12.8)
Equity method and minority interests	(1.0)			(1.0)
Net income before goodwill amortization	**40.7**	**(46.2)**	**17.4**	**11.9**
Goodwill amortization				
Net income – Group share	**40.7**	**(46.2)**	**17.4**	**11.9**

The steps to convert the income statement received in US GAAP to the pro forma statements and Atos Origin accounting principles were as follows:

Adjustment of GAAP: to harmonize the income statement of the Sema Group with French accounting principles applied by Atos Origin, involving the elimination of specific US GAAP adjustments not applicable to, or handled differently by, Atos Origin.

Elimination of costs: *to reflect the activity of the Sema Group as if it had been an independent entity* during this period, including:

- The restatement of standard margin on loss making contracts,
- The reclassification in non-recurring items of restructuring costs,
- The elimination of Schlumberger specific costs (Schlumberger fees, IT support and support services).

These adjustments have been explained through the Document E, for which the Autorité des Marchés Financiers (AMF - the French Financial Markets Authority) allocated the registration number E.04-004 on January 16th, 2004.

Combined pro forma Income Statement

(in EUR millions)	Period ended December 31st, 2003			
	Atos Origin	Sema Group	Acquisition (a)	Combined
Revenue	3,035.0	2,370.0		5,405.0
Income from operations	247.8	70.8		318.6
Financial result	(26.6)	2.3	(25.3)	(49.6)
Non-recurring items	(54.9)	(47.4)		(102.3)
Tax	(40.9)	(12.8)	9.0	(44.7)
Equity method and minority interests	(11.3)	(1.0)		(12.3)
Net income before goodwill amortization	**114.2**	**11.9**	**(16.3)**	**109.7**
Goodwill amortization	(283.2)		(70.7)	(353.9)
Net income – Group share	**(169.0)**	**11.9**	**(87.0)**	**(244.2)**
Weighted average number of shares	45,458,166		19,000,000	64,458,166
EPS (b) before non-recurring items & gw amo (d)	3.36		(0.69)	2.67
Basic EPS (b) (c)	(3.72)		(0.07)	(3.79)

(a) Adjustments required to reflect an acquisition date of January 1st, 2003
(b) Earnings per share
(c) In EUR, based on a weighted average number of shares
(d) Net of tax

b) Personnel expenses

(in EUR millions)	Period ended Dec 31st, 2004	% of revenue	Period ended Dec 31st, 2003	% of revenue	Period ended Dec 31st, 2002
Wages and salaries	(2,120.2)	(40.0%)	(1,277.6)	(42.1%)	(1,265.8)
Social charges	(600.9)	(11.3%)	(354.8)	(11.7%)	(328.3)
Tax, training, profit-sharing	(57.4)	(1.1%)	(35.4)	(1.2%)	(36.2)
Net charge to provisions for pensions	16.5	0.3%	0.5	0.0%	(11.7)
Total	**(2,762.0)**	**(52.1%)**	**(1,667.3)**	**(54.9%)**	**(1,642.0)**

c) Analysis of staff by geographical region

Geographical region	Year-end number of employees 2004	Year-end number of employees 2003	Year-end number of employees 2002	Average number of employees 2004	Average number of employees 2003	Average number of employees 2002
France	12,489	7,894	8,665	12,403	8,467	8,657
United Kingdom	6,658	1,847	2,139	6,581	1,933	1,592
The Netherlands	8,321	8,424	9,019	8,418	8,667	8,184
Other EMEA	14,136	6,036	6,319	13,493	6,216	6,571
Americas	2,714	1,014	1,210	2,631	1,070	1,367
Asia – Pacific	2,067	1,163	1,131	2,041	1,130	1,134
Corporate	199	95	99	233	96	100
Total	**46,584**	**26,473**	**28,602**	**45,800**	**27,577**	**27,606**

d) Operating costs and expenses

(in EUR millions)	Period ended Dec 31st, 2004	% of revenue	Period ended Dec 31st, 2003	% of revenue	Period ended Dec 31st, 2002
Purchase for selling and royalties	(407.5)	(7.7%)	(241.1)	(7.9%)	(172.6)
Sub-contracting costs	(588.0)	(11.1%)	(177.8)	(5.9%)	(215.2)
Real estate	(207.3)	(3.9%)	(126.8)	(4.2%)	(136.7)
Means of production	(359.7)	(6.8%)	(161.2)	(5.3%)	(161.4)
Telecommunications	(106.5)	(2.0%)	(103.3)	(3.4%)	(117.8)
Travelling expenses	(144.8)	(2.7%)	(57.1)	(1.9%)	(81.8)
Taxes, other than corporate income tax	(30.8)	(0.6%)	(21.8)	(0.7%)	(21.4)
Other operating expenses (*)	(238.9)	(4.5%)	(132.6)	(4.4%)	(117.2)
Sub-total expenses	**(2,083.5)**	**(39.3%)**	**(1 021.8)**	**(33.7%)**	**(1 024.0)**
Depreciation of fixed assets	(149.9)	(2.8%)	(102.4)	(3.4%)	(125.1)
Net charge of provisions for current assets	16.4	0.3%	4.0	0.1%	4.5
Net charge to provisions for contingencies & losses	61.8	1.2%	0.7	0.0%	9.3
Sub-total depreciation and provisions	**(71.7)**	**(1.4%)**	**(97.7)**	**(3.2%)**	**(111.3)**
Total	**(2,155.2)**	**(40.7%)**	**(1 119.5)**	**(36.9%)**	**(1 135.3)**

(*) Management services, fees, advertising, company cars

e) Net financial expenses

(in EUR millions)	Income	Expense	Period ended Dec 31st, 2004	Period ended Dec 31st, 2003	Period ended Dec 31st, 2002
Convertible bond	10.9	(12.9)	(2.0)	(1.7)	(3.8)
Long and medium-term borrowings		(33.0)	(33.0)	(22.9)	(14.1)
Lease financing (*)		(4.5)	(4.5)	(0.8)	(1.3)
Short-term financing	8.6	(6.4)	2.2	7.2	2.5
Net interest expense	**19.5**	**(56.8)**	**(37.3)**	**(18.2)**	**(16.7)**
Financial pension expense		(4.0)	(4.0)		
Exchange gains and losses		(3.2)	(3.2)	(4.2)	(2.0)
Financial amortization and provisions	1.4	(3.1)	(1.7)	(4.2)	(8.5)
Other		(2.4)	(2.4)	0.0	(0.1)
Total	**20.9**	**(69.4)**	**(48.5)**	**(26.6)**	**(27.3)**

(*) Lease financing expenses increased by EUR 3.7 million due to the lease financing costs of the assets linked to Cellnet's operations divested on July 23rd, 2004.

Average net debt increased from EUR 399 million in 2003 to EUR 671 million in 2004. Excluding the financing of Cellnet's assets, the average cost of borrowings amounted to 5.0% compared with 4.6% in 2003.

f) Non-recurring items

Non-recurring items totalled EUR 150 million and included mainly integration costs amounting to EUR 23 million, rationalization costs amounting to EUR 15 million and staff reorganization costs amounting to EUR 110 million.

g) Corporate income tax

The notional income tax rate in 2004 was of 27.7% compared with 24.6% in 2003. After adjusting for deductible amortization of goodwill, the effective tax rate is 31.0% as compared with 29.3% in 2003. Deductible goodwill amortization expense amounted to EUR 19.7 million and relates mainly to goodwill created upon the integration of the KPN entities and KPMG Consulting in the UK.

* Net income before tax and amortization of goodwill was as follows:

(in EUR millions)	Period ended Dec 31st. 2004	Period ended Dec 31st. 2003	Period ended Dec 31st. 2002
Net income on ordinary activities	336.3	221.2	238.3
Non-recurring items	(149.6)	(54.9)	(70.8)
Net income before tax and amortization of goodwill	**186.8**	**166.3**	**167.5**
Deductible amortization of goodwill	(19.7)	(26.9)	(12.7)
Theoretical tax base	**167.0**	**139.4**	**154.8**
Group's tax burden	(51.7)	(40.9)	(46.9)
Group's effective taxation rate	31.0%	29.3%	30.3%

* Current and deferred taxes

(in EUR millions)	Period ended Dec 31st, 2004			Period ended Dec 31st, 2003			Period ended Dec 31st, 2002		
	France	International	Total	France	International	Total	France	International	Total
Current taxes	(11.6)	(26.1)	(37.7)	(31.6)	(22.4)	(54.0)	(18.2)	(10.6)	(28.8)
Deferred taxes	(5.8)	(8.2)	(14.0)	(1.4)	14.5	13.1	3.4	(21.5)	(18.1)
Total	(17.4)	(34.3)	(51.7)	(33.0)	(7.9)	(40.9)	(14.8)	(32.1)	(46.9)

The deferred tax charge of EUR 14 million in 2004 was impacted by a net release of valuation allowances on deferred tax assets of EUR 9.3 million and by the announced reduction of the nominal tax rate in The Netherlands and in France for the next three years, for an amount of EUR 3.5 million.

* Effective tax rate

The difference between the standard French corporate income tax rate and the nominal tax rate was as follows:

(in EUR millions)	Period ended Dec 31st, 2004	Period ended Dec 31st, 2003	Period ended Dec 31st, 2002
Net income before tax and after deductible goodwill amortization	167.0	139.4	154.8
French standard rate of tax	35.4%	35.4%	35.4%
Theoretical tax charge at French standard rate	(59.1)	(49.3)	(54.8)
Impact of permanent differences	1.8	(6.1)	1.1
Foreign income taxed at different rates	(0.8)	2.9	1.7
Unrecognized deferred tax assets	9.3	13.8	2.0
Others	(2.9)	(2.2)	3.1
Group tax charge	(51.7)	(40.9)	(46.9)
Effective tax rate	31.0%	29.3%	30.3%

* Analysis of deferred tax assets by type and origin

(in EUR millions)	Gross value	Provision	Net value Dec 31st, 2004	Net value Dec 31st, 2003
Deferred tax on losses carried forward	275.5	(217.9)	57.6	47.2
Deferred tax on timing differences, adjustments and provisions	292.9	(76.1)	216.8	34.3
Total (*)	568.4	(294.0)	274.4	81.5

(*) Net of deferred tax assets EUR 279.8 million *(note p) and deferred tax liabilities EUR 5.4 million (note v)*

Deferred tax assets not provided represent profits recognized in the accounts, by tax unit, in respect of probable future tax savings. Such savings are restricted to the ability of each tax unit to recover these assets in the near future. Deferred tax assets are not discounted to present value in line with IAS 12 at an individual tax unit level and certain tax units are unable to produce a reliable reversal schedule.

The Group is providing for its tax assets depending on their likelihood of utilization, which is determined from the historical financial results and the financial *forecasts of the Group's operational* entities, taking into account legal restructuring in progress.

* Tax losses carried forward are as follows

(in EUR millions)	Dec 31st. 2004	Dec 31st. 2003	Dec 31st. 2002
2003			9.2
2004		5.7	0.9
2005	0.9	1.1	2.2
2006	0.5	1.8	3.5
2007	5.5	1.3	22.1
2008	4.6	24.2	
2009	293.9		
Tax losses available for carry forward after more than 5 years	239.7	42.5	76.5
Ordinary tax losses carried forward	545.0	76.6	114.4
Evergreen tax losses carried forward	292.2	443.8	95.8
Total tax losses carried forward	837.2	520.4	210.2
Deferred tax on losses carried forward	275.5	150.1	60.9
Valuation allowance	(217.9)	(102.9)	(44.2)
Net deferred tax on losses carried forward	57.6	47.2	16.7

Compared to 2003, total tax losses carried forward have increased by EUR 523 million. The increase can be analyzed as follows:

- EUR 159 million existing losses at the time of the Sema Group acquisition,
- EUR 361 million due to the disposals in North America, of which EUR 207 million are capital losses and EUR 154 million are operating losses,
- Decrease of EUR 226 million losses upon impairment of Atos Consulting in The United Kingdom in 2003 due to conversion into timing differences in 2004 by application of the 4% goodwill amortization regime in The United Kingdom.

The countries with the largest tax losses available for carry forward are the United States (EUR 395 million), the United Kingdom *(EUR 98 million), France (EUR 61 million), Germany (EUR 59 million)* and Italy (EUR 41 million).

The net value of deferred tax assets on timing differences increased from EUR 34 million to EUR 217 million, primarily due to an increase of EUR 124 million in the timing of pensions which are fully recognised in the UK Sema entities.

h) Minority interests

The minority interest share in net income is EUR 6.8 million. The most significant balances include:

- AtosEuronext, Bourse Connect and companies in partnership with Euronext (EUR 3.4 million)
- Atos Wordline GmbH, a German payment services specialist (EUR 1.8 million)

i) Earnings per share

The Group applies the earnings *per share calculation rules described in "Accounting Principles".* Under this method it is assumed that funds received on the date of exercise of rights are invested at either the money market rate or the Group internal rate of return. Basic and diluted earnings per share were as follows:

	Period ended Dec 31st. 2004	Period ended Dec 31st. 2003	Period ended Dec 31st. 2002
Net income – Group share [a]	10.5	(169.0)	70.8
Impact of the conversion of dilutive instruments	0.6	1.4	0.1
Diluted net income - Group share [b]	11.1	(167.6)	70.9
Weighted-average number of shares outstanding [c]	65,821,887	45,458,166	43,954,677
Impact of dilutive instruments			
Philips Warrants			2,387,413
KPMG ORA Bonds			3,657,000
KPMG Consulting Earn-out shares		847,500	847,500
Stock subscription options (*)	1,305,081	1,448,373	.
Closing dilutive instruments	1,305,081	2,295,873	6,891,913
Weighted-average dilutive instruments [d]	1,651,897	2,922,267	6,891,913
Weighted-average diluted number of shares [e]=[c]+[d]	67,473,784	48,380,433	50,846,590
Earnings per share in EUR [a]/[c]	0.16	(3.72)	1.61
Diluted earnings per share in EUR [b]/[e]	0.17	(3.42)	1.39

(*) If the exercise price is lower than the stock price at the end of the period

14.1.12.2 Notes to the consolidated balance sheet

j) Consolidated opening balance sheet

The Group has finalized the Sema opening balance sheet by allocating the purchase price to the fair value of Sema's identifiable assets and liabilities, in line with French and IFRS accounting standards.

The Consolidated Opening Balance Sheet at January 1st, 2004 is derived from:

- The consolidated balance sheet statements of Atos Origin described in its 2003 Financial Report, which have been prepared in accordance with French accounting principles applied by Atos Origin, expressed in euros and audited by the Group's auditors for the period ended December 31st, 2003.
- The acquired assets and liabilities of the Sema Group at January 1st, 2004 prepared by Schlumberger, restated in accordance with French accounting principles applied by Atos Origin, expressed in euros.
- Opening balance sheet adjustments to evaluate the identifiable assets and liabilities of the Sema Group at their fair value in accordance with French GAAP and IFRS rules.
- Consolidated entries relating to the acquisition, which have been prepared by Atos Origin as described hereafter, and are in accordance with French accounting principles applied by Atos Origin, expressed in euros at the end of 2004.

Sema Group - Opening Balance Sheet at January 1st, 2004

(in EUR millions) Assets	Acquired assets	OBS Adjust	Sema pro forma	Liabilities	Acquired liabilities	OBS Adjust.	Sema pro forma
Intangible assets	22.1		22.1	Shareholders' equity	519.6	(437.6)	82.1
Tangible assets	120.8	(6.5)	114.3	Minority Interests	2.6		2.6
Financial assets	8.5	(1.1)	7.4				
Total fixed assets	**151.4**	**(7.6)**	**143.8**	**Total Equity**	**522.2**	**(437.6)**	**84.7**
Net assets held for sale	**303.4**	**(123.7)**	**179.7**	Pensions	163.1	146.1	309.2
Deferred tax	104.0	66.1	170.1	Other provisions	120.0	184.8	304.6
Net working capital	174.2	(41.6)	132.6	**Total Provisions**	**283.0**	**330.8**	**613.8**
Working capital	**278.2**	**24.5**	**302.7**	**Net debt**	**(72.3)**		**(72.3)**
Total Assets	**733.0**	**(106.8)**	**626.2**	**Total Liabilities**	**733.0**	**(106.8)**	**626.2**

Net assets held for sale at January 1st, 2004

(In EUR million) NET ASSETS	Acquired assets	OBS adjustments	Sema pro forma
Cellnet	284.2	(123.7)	160.5
PA-Konsult	19.2		19.2
Total	**303.4**	**(123.7)**	**179.7**

Working capital at January 1st, 2004

(In EUR million) ASSETS	Acquired assets	OBS adjustments	Sema pro forma
Net deferred tax	104.0	66.1	170.1
Trade receivables	748.2	(25.2)	723.0
Trade payables	(208.9)		(208.9)
Net other receivables/payables	(365.1)	(16.4)	(381.5)
Total	**278.2**	**24.5**	**302.7**

Provisions at January 1st, 2004

(In EUR million) LIABILITIES	Acquired liabilities	OBS adjustments	Sema pro forma
Pensions	(163.1)	(146.1)	(309.2)
Fair value adjustments	(4.5)	(6.5)	(11.0)
Reorganization	(8.0)	(3.6)	(11.6)
Rationalization	(8.7)	(37.6)	(46.3)
Project commitments	(67.2)	(72.0)	(139.2)
Litigation & contingencies	(31.5)	(65.0)	(96.5)
Total	**(283.0)**	**(330.8)**	**(613.8)**

Consolidated Opening Balance Sheet at January 1st, 2004

(in EUR millions) Assets	Atos Origin	Sema Group	January 1st, 2004 Total	Acquisition	Consolidated
Goodwill	742.3		742.3	1,413.6	2,155.9
Other intangible assets	27.1	22.1	49.2		49.2
Tangible assets	156.0	114.3	270.3		270.3
Financial assets	18.3	7.4	25.7		25.7
Total fixed assets	**943.7**	**143.8**	**1,087.5**	**1,413.6**	**2,501.1**
Working capital net of deferred tax	64.0	132.6	196.6		196.6
Deferred tax	81.6	170.1	251.7		251.7
Working capital requirements	**145.6**	**302.7**	**448.3**		**448.3**
Assets held for sale		**278.9**	**278.9**		**278.9**
Total Assets	**1,089.3**	**725.4**	**1,814.7**	**1,413.6**	**3,228.3**
Liabilities	**Atos Origin**	**Sema Group**	**Total**	**Acquisition**	**Consolidated**
Shareholders' equity –Group share	535.7	82.1	617.8	909.3	1,527.1
Minority interests	48.2	2.6	50.8		50.8
Total shareholders' equity	**583.9**	**84.7**	**668.6**	**909.3**	**1,577.9**
Provisions for pensions	105.2	309.2	414.4		414.4
Other provisions	134.2	304.6	438.8		438.8
Provisions for risks and losses	**239.4**	**613.8**	**853.2**		**853.2**
Net debt	**266.0**	**(72.3)**	**193.7**	**504.3**	**698.0**
Liabilities held for sale		**99.2**	**99.2**		**99.2**
Total Liabilities	**1,089.3**	**725.4**	**1,814.7**	**1,413.6**	**3,228.3**

k) Goodwill

An impairment test on long-term assets was carried out at December 31st, 2004 in accordance with the procedure adopted by the Group as part of its control process. This procedure, which is described in the Group's accounting principles, is based on the discounted future net cash flow method and consists of evaluating the recoverable value of each cash-generating unit. This evaluation is conducted on the basis of underlying assumptions taken from the budget process and spread over 4 years, including reasonable growth and profitability rates. The discount rate used was 9.2% and is taken from a consensus of studies performed by financial analysts at the end of 2004. The discount rate has been applied to all cash-generating units to give an appreciation of their cash flows. As at December 31st, 2004 the recoverable amounts thus recorded are greater than the net book values and therefore no depreciation has been charged.

(in EUR million)	Dec 31st. 2002	Acquisitions Expenses	Disposals Reversals	Translation differential	Dec 31st. 2003	Acquisitions Expenses	Disposals Reversals	Translation differential	Dec 31st, 2004
Gross value	1,194.0	35.3	(10.7)	(35.0)	1,183.6	1,416.2	(1.0)	(0.3)	2,598.6
Current amortization	(136.1)	(57.8)	4.8	5.2	(183.9)	(117.1)	0.6	0.9	(299.5)
Extraordinary depreciation	(28.7)	(228.8)(*)			(257.5)	(10.9) (**)			(268.4)
Net value	**1,029.2**	**(251.3)**	**(5.9)**	**(29.8)**	**742.3**	**1,288.2**	**(0.4)**	**0.6**	**2,030.7**

(*) The extraordinary depreciation expense for the financial year 2003 of EUR 228.8 million included an impairment charge of EUR 225.3 million in respect of Atos KPMG Consulting in the United Kingdom.

(**) The extraordinary depreciation expense for the financial year 2004 of EUR 10.9 million relates to the release of unused provisions in the opening balance sheet for Atos Consulting in the United Kingdom and the Netherlands.

Final goodwill of Sema Group

Pursuant to the provisions of Regulation 99-02 and to IFRS, the elements of consideration paid for the acquisition of Sema Group were valued at their fair value on January 1st, 2004, the effective date at which control was assumed, and included:

- 19.3 million shares issued by Atos Origin in favour of Schlumberger, including 0.3 million treasury stock shares, valued on the basis of the price of the shares at January 1st, 2004, which was EUR 51.35.
- A cash consideration of EUR 400 million, reduced by the amount of a repayment made in cash by Schlumberger in May 2004 of EUR 50 million.
- An additional amount of EUR 142 million paid in cash on the date of the closing of the acquisition, corresponding to a surplus of working capital and cash taken over at the closing date, compared with agreed levels.
- Acquisition expenses of EUR 12 million, net of tax.

The total purchase price of EUR 1,496 million is summarized as follows:

(en EUR millions)	
Value of Atos Origin shares	991
Net cash purchase price	350
Additional amount in cash	142
Acquisition expenses (net of tax)	12
Total	**1 496**

Goodwill of EUR 1,414 million was determined as follows:

(en EUR millions)	
Acquisition price (I)	**1,496**
Acquired net equity of Sema Group entered into the assets of the balance sheet	520
Sema Opening balance sheet adjustments	(438)
Gross goodwill at January 1st, 2004	**1,414**

l) Other intangible fixed assets

(in EUR millions)	Gross value	Amortization	Net value
December 31st. 2002	**109.7**	**(77.5)**	**32.2**
Additions, Charges	11.4	(12.7)	(1.3)
Disposals, Reversals	(9.8)	9.3	(0.5)
Changes in Group structure / Translation differences	(7.7)	4.4	(3.3)
December 31st. 2003	**103.6**	**(76.5)**	**27.1**
Additions, Charges	24.9	(24.9)	
Disposals, Reversals	(25.2)	19.1	(6.1)
Changes in Group structure / Translation differences	202.4	(95.1)	107.3
December 31st. 2004	**305.7**	**(177.4)**	**128.3**

Intangible assets at December 31st, 2004 mainly consisted of software acquired in order to meet internal requirements or the requirements of clients. Software developed by the Group is normally expensed during the year in which the costs have been incurred.

Changes in scope during 2004 were mainly as a result of the Sema Group acquisition and arising from up-front payments totalling EUR 83 million, in connection with new outsourcing contracts with KardstadtQuelle and E-Plus. These "up-front payments" are not amortized due to their indefinite useful life, but are instead subject to an annual impairment test

m) Tangible fixed assets

(in EUR millions)	Land	Buildings	Computer hardware	Other assets	Fixed assets in progress	Payments on account	Total
Gross value at Dec. 31st. 2002	**1.2**	**115.3**	**479.4**	**124.0**	**3.3**	**0.2**	**723.4**
Additions		7.0	32.2	5.0	(0.3)	0.1	44.0
Disposals		(8.4)	(22.4)	(11.8)			(42.6)
Changes in Group structure	(0.1)	(1.4)	(20.7)	(3.6)	(2.6)	(0.2)	(28.6)
Gross value at Dec. 31st. 2003	**1.1**	**112.5**	**468.5**	**113.6**	**0.4**	**0.1**	**696.3**
Additions		16.8	50.2	31.9	0.5	0.1	99.5
Disposals		(8.1)	(45.9)	(45.7)	-	-	(99.7)
Changes in Group structure	2.5	54.5	133.2	156.8	8.4	(0.1)	355.2
Gross value at Dec. 31st. 2004	**3.6**	**175.7**	**606.0**	**256.7**	**9.3**	**(0.1)**	**1,051.3**
Accumulated depreciation at Dec. 31st. 2002	**0.0**	**(49.0)**	**(365.8)**	**(91.3)**	**0.0**	**0.0**	**(506.1)**
Charge		(14.6)	(67.7)	(13.2)			(95.5)
Release		6.0	20.3	11.2			37.5
Changes in Group structure		2.5	18.9	2.5			23.9
Accumulated depreciation at Dec. 31st. 2003	**0.0**	**(55.1)**	**(394.3)**	**(90.8)**	**0.0**	**0.0**	**(540.3)**
Charge		(20.0)	(73.1)	(31.9)			(125.1)
Release		5.4	40.2	44.5			90.1
Changes in Group structure		(27.5)	(89.7)	(126.0)			(243.3)
Accumulated depreciation at Dec. 31st. 2004	**0.0**	**(97.3)**	**(516.9)**	**(204.3)**	**0.0**	**0.0**	**(818.6)**
Net Value at Dec. 31st, 2004	**3.6**	**78.4**	**89.0**	**52.4**	**9.3**	**0.1**	**232.8**

n) Investments

Investments of EUR 26.2 million include securities accounted for through the equity method and non-consolidated interests amounting to EUR 1.7 million, and loans, deposits and guarantees (primarily linked to property rentals) of EUR 24.5 million.

o) Trade accounts and notes receivable

(in EUR millions)	Dec31st 2004	Dec 31st 2003	Dec 31st 2002
Gross value of trade receivables	1,569.0	788.9	908.0
Provision for doubtful debts	(46.5)	(34.2)	(36.1)
Net asset value	**1,522.5**	**754.7**	**871.9**
Prepayments	(23.0)	(86.8)	(87.2)
Deferred income and amounts due to customers	(306.2)	(106.0)	(66.0)
Net accounts receivables at December 31st	**1,193.3**	**561.9**	**718.7**
Number of days' revenue outstanding	**64**	**57**	**68**

p) Other receivables, prepayments and accrued income

(in EUR millions)	Dec. 31st, 2004	Dec. 31st, 2003	Dec. 31st, 2002
Assets held for sale	21.7		
Recoverable VAT	37.3	33.2	56.3
Tax-related assets (carry back, minimum tax charge, tax credits)	66.8	28.4	43.7
Deferred tax assets	279.8	89.9	77.4
Amounts receivable on disposals of tangible assets and investments	2.4	5.2	5.9
Other receivables	67.9	34.2	25.2
Prepayments and accrued income	89.5	58.8	55.7
Total	**565.4**	**249.7**	**264.2**

q) Common stock

	Number of shares	Par Value	Total (in EUR thousands)
Common stock at December 31st, 2002	44,055,676	EUR 1	44,055.7
Common stock at December 31st, 2003	47,869,633	EUR 1	47,869.6
Common stock at December 31st, 2004	**66,938,254**	**EUR 1**	**66,938.3**

Capital increases took place as follows:

Dates of the Management Board Meeting	Nature of the capital increase	Number of issued shares	Impact on share capital (in EUR millions)	Impact on share premium (in EUR millions)
January 22nd, 2004	Sema acquisition	19,000,000	19.0	854.1
March 31st, 2004	Exercise of options	47,186	0.05	1.6
June 30th, 2004	Exercise of options	12,820	0.01	0.6
September 30th, 2004	Exercise of options	1,320		0.03
December 31st, 2004	Exercise of options	7,295		0.2
Total at December 31st, 2004		**19,068,621**	**19.1**	**856.5**

r) Minority interests

Minority interests in shareholders' equity totalled EUR 52.7 million. The most significant interests were:

- AtosEuronext, Bourse Connect and companies in partnership with Euronext: EUR 40.3 million
- Atos Worldline GmbH a German payment specialist company: EUR 5.6 million

s) Provisions for contingencies and losses

(in EUR millions)	2002	Other (a)	Charge	Release	2003	Sema Jan. 1st 2004	Sema adjust OBS	Jan. 1st, 2004 combined	Other (a)	Charge	Release	2004
Fair value adjustment	22.4	1.1	2.7	(8.8)	17.5	4.5	6.5	28.5	(0.2)	-	(14.7)	13.6
Reorganization	49.6	(1.9)	16.1	(41.2)	22.6	8.0	3.6	34.2	(0.3)	81.7	(64.5)	51.1
Rationalization	9.8	15.5	0.6	(6.1)	19.7	8.7	37.6	66.0	(5.9)	10.4	(20.2)	50.3
Projects commitments	12.4	20.2	3.9	(8.2)	28.3	67.2	72.0	167.5	(11.4)	7.2	(63.0)	100.3
Litigation & contingencies	63.0	-	3.6	(20.4)	46.1	31.5	65.0	142.6	1.4	10.1	(40.9)	113.3
Pensions	109.4	(3.8)	33.2	(33.6)	105.2	163.1	146.1	414.4	112.3	69.9	(82.0)	514.7
Total provisions	**266.6**	**31.0**	**60.1**	**(118.3)**	**239.4**	**283.0**	**330.8**	**853.2**	**95.9**	**179.3**	**(285.3)**	**843.3**

(a) The "Other" column comprises adjustments to the opening balance sheet, changes in Group structure, translation differences and changes in accounting policy for pensions in 2004.

*** Fair value adjustment**

(in EUR millions)	2002	Other (a)	Charge	Release	2003	Sema Jan. 1st 2004	Sema adjust OBS	Jan. 1st, 2004 combined	Other (a)	Charge	Release	2004
Fair value adjustment	22.4	1.1	2.7	(8.8)	17.5	4.5	6.5	28.5	(0.2)	-	(14.7)	13.6

(a) Adjustments to goodwill & translation differences, changes in group structure.

Fair value adjustment provisions consist mainly of commitments for software licences that are in excess of the Group's commercial requirements, taken over upon the acquisitions of Origin and Sema Group.

*** Reorganization**

(in EUR millions)	2002	Other (a)	Charge	Release	2003	Sema Jan. 1st, 2004	Sema adjust OBS	Jan. 1st, 2004 combined	Other (a)	Charge	Release	2004
Reorganization	49.6	(1.9)	16.1	(41.2)	22.6	8.0	3.6	34.2	(0.3)	81.7	(64.5)	51.1

(a) Adjustments to goodwill & translation differences, changes in group structure.

Reorganization provisions at December 31st, 2004 include provisions for restructuring within Atos Origin and Sema Group prior to January 1st, 2004 and new provisions charged through the income statement in 2004 to cover the cost of the merger integration reorganisation plan.

*** Rationalization**

(on EUR millions)	2002	Other (a)	Charge	Release	2003	Sema Jan. 1st, 2004	Sema adjust OBS	Jan. 1st, 2004 combined	Other (a)	Charge	Release	2004
Rationalization	9.8	15.5	0.6	(6.1)	19.7	8.7	37.6	66.0	(5.9)	10.4	(20.2)	50.3

(a) Adjustments to goodwill & translation differences, changes in group structure.

Rationalization provisions at December 31st, 2004 include provisions to cover the rationalization of premises and data processing facilities in Atos Origin and Sema Group prior to January 1st, 2004, and new provisions created in 2004 to cover merger integration rationalisation of premises, including potential dilapidations and restoration in respect of empty space identified by Sema Group before the merger.

*** Project commitments**

(in EUR millions)	2002	Other (a)	Charge	Release	2003	Sema Jan. 1st, 2004	Sema adjust OBS	Jan. 1st, 2004 combined	Other (a)	Charge	Release	2004
Projects commitments	12.4	20.2	3.9	(8.2)	28.3	67.2	72.0	167.5	(11.4)	7.2	(63.0)	100.3

(a) Adjustments to goodwill & translation differences, changes in group structure.

*** Litigation & contingencies**

(in EUR millions)	2002	other (a)	Charge	Release	2003	Sema Jan. 1st, 2004	Sema adjust OBS	Jan. 1st, 2004 combined	Other (a)	Charge	Release	2004
Litigation & contingencies	63.0	-	3.6	(20.4)	46.1	31.5	65.0	142.6	1.4	10.1	(40.9)	113.3

(a) Adjustments to goodwill & translation differences, changes in group structures.

Provisions for litigation and contingencies include tax contingencies (EUR 45 million) and provision for potential litigation and various other smaller identified claims. A substantial proportion of notified claims have been specifically warranted by Schlumberger, including defence costs. The action plan implemented during preceding years (including through insurance-incentives and the promotion of service quality) will help achieve further reductions in the number and value of claims and litigation.

* Pensions

(In EUR millions)	Dec 31st, 2002	Other (a)	Charge	Release	Dec 31st, 2003	Sema Jan1st, 2004	Sema OBS Jan1st, 2004	Combined Jan1st, 2004	Other (a)	Charge	Release	Dec 31st, 2004
Pensions	**109.4**	(3.8)	33.2	(33.6)	**105.2**	163.1	146.1	414.4	112.4	69.9	(82.0)	514.7

(a) Adjustments to goodwill & translation differences, charges in group structures.

- Situation at January 1st, 2004

Atos Origin's commitments under defined benefit pension schemes at January 1st, 2004, including the integration of Sema Group was as follows:

	Dec 31st, 2003	January 1st, 2004					
(in EUR millions)	Atos Origin	KPN & AC	Measurt	Reallocation	Total	Sema Group	Combined
Total commitments	(723.3)	(170.2)	(3.6)	(4.4)	(901.5)	(886.3)	(1,787.8)
Fair value of plan assets	557.8	122.1	0.4		680.3	577.1	1,257.4
Funded status	(165.5)	(48.1)	(3.2)	(4.4)	(221.2)	(309.2)	(530.4)
Prepayments	(5.8)				(5.8)		(5.8)
Reallocation				4.4	4.4		4.4
Provisions	**57.1**	**48.1**			**105.2**	**309.2**	**414.4**
Financial debt	24.0				24.0		24.0
Net amount recognized in the balance sheet	75.3	48.1	0.0	4.4	127.8	309.2	437.0
Unrecognized deficit	**(90.2)**	**0.0**	**(3.2)**	**0.0**	**(93.4)**	**0.0**	**(93.4)**

Provision for the funding deficits of defined benefit schemes in Atos Origin at December 31st, 2003 amounted to EUR 57 million. Some of the funds relating to schemes for KPN and Atos Consulting staff in The Netherlands had not been received at December 31st, 2003 and were therefore shown as a provision liability at that date. The funds were transferred to Atos Origin in 2004. The sum of these two items amounted to EUR 105 million at December 31st, 2003.

At December 31st, 2003, the value of scheme liabilities/commitments and the value of fund assets were based on calculation methods set out in IAS19. For the requirements of the first application of the preferred French standard, the Atos Origin group proceeded to revise these amounts. This revised *assessment of Atos Origin provisions has been made at January 1st*, 2004 for EUR 3 million.

A reallocation in employee related liabilities of EUR 4 million was made to cover the German commitments at January 1st, 2004.

The unrecognized losses on defined benefits of Atos Origin at January 1st, 2004 of EUR 93 million has been recorded against the opening equity at January 1st, 2004. This adjustment corresponds to the change in accounting method related to the non-amortization of the actuarial losses at January 1st, 2004. As a result, the opening status of provisions at January 1st, 2004 including the change of accounting method was as follows:

(in EUR millions)	Dec 31st, 2003	Combined Jan1st, 2004	Change Jan1st, 2004	Jan 1st, 2004	Other (a)	Charge	Release	Dec. 31st, 2004
Pensions	105.2	414.4	93.4	507.8	19.0	69.9	(82.0)	514.7

The opening pension provision at January 1st, 2004 excluded EUR 24 million which was classified as financial debt in the balance sheet of Atos Origin at December 31st, 2003. A plan for refinancing the main Dutch pension fund was renegotiated with trustee managers in 2003 and approved by the Dutch supervisory authority (PVK). In consideration for a decrease in future indexation commitments, additional contributions were to be paid into the fund by Atos Origin in 2004 and 2005. This action will restore the pension fund's prudent funding criteria in accordance with national standards. Taking into account the fact that this commitment is certain, the related EUR 24 million contribution was reclassified at December 31st, 2003 as a financial debt instead of a provision. EUR 16.5 million was disbursed in 2004.

The category "Other" in the table above includes pension commitments taken over with the new outsourcing contracts for KardstadQuelle and E-Plus (EUR 17 million).

- Pension commitments at January 1st, 2004, by country

The Atos Origin Group's commitments at January 1st, 2004, following the integration of Sema Group and after charging to equity in 2004 the Atos Origin (pre-Sema) actuarial deficit not recognized at December 31st, 2003, was as follows:

January 1st, 2004	The Netherlands		United Kingdom			
(in EUR millions)	Atos Origin	Sema Group	Atos Origin	Sema Group	Others	Total
Total Commitments	(642.5)	(4.2)	(158.2)	(799.5)	(183.4)	(1,787.8)
Fair value of plan assets	533.6	3.5	125.4	532.5	62.4	1,257.4
Funded status	(108.9)	(0.7)	(32.8)	(267.0)	(121.0)	(530.4)
Provisions	108.9	0.0	32.8	121.3	121.3	384.3
Sema OBS Provisions	0.0	0.7	0.0	145.7	(0.3)	146.1
Total provisions	108.9	0.7	32.8	267.0	121.0	530.4
Unrecognized gain (loss)	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**

At January 1st, 2004, the integration of Sema Group led to a significant increase by EUR 309 million in the level of pension funding deficit, located mainly in the United Kingdom and Germany.

The most significant commitments of the Atos Origin group as a whole concern entities located in the United Kingdom (54% of group commitments) and in The Netherlands (36% of group commitments), where retirement is mainly provided through pension funds based wholly or partly on defined benefits through separate legal entities administered jointly. Their resources are provided by employer and employee contributions as well by the return obtained from the fund's assets, generally invested in shares and bonds. The *solvency of funds is reviewed by local regulators, using periodic actuarial* evaluations. These are designed to ensure that the level of contributions is sufficient to guarantee the payment of future benefits. Some other group entities, especially in Germany, Italy and France operate compulsory schemes, as well as traditional indemnity plans at end of career or upon leaving service.

The funding deficit was fully covered by provisions in the accounts of Atos Origin at January 1st, 2004 and provisions of EUR 146 million were created in the opening balance sheet of Sema Group following acquisition, under the purchase accounting method.

- **Situation at December 31st, 2004 by country**

The principal assumptions have been incorporated in the actuarial valuations, performed in accordance with IAS 19 recommendations, as follows:

	United Kingdom			The Netherlands			Other Euro countries		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Rate of salary increase	2.50% to 3%	2.75%	3.75%	1.90%	3.35%	3.35%		2 to 3%	
Expected return on plan assets	7.50%	7.70%	7.70%	7.00%	7.00%	7.00%	Not applicable		
Discount rate	5.25%	5.50%	5.75%	4.75%	5.25%	5.50%	4.75%	5.25%	5.50%

The main defined-benefit plans at December 31st, 2004 were as follows:

(in EUR millions)	The Netherlands	United Kingdom	Others	Dec. 31st 2004
Total commitments	(738.4)	(1 097.3)	(209.6)	(2,045.3)
Fair value of plan assets	617.5	757.9	57.3	1,432.7
Funded status	(120.9)	(339.4)	(152.3)	(612.6)
Provisions	85.3	293.7	135.7	514.7
Financial debt	7.5			7.5
Net amount recognized in the balance sheet	92.8	293.7	135.7	522.2
Unrecognized past service cost			(8.9)	(8.9)
Unrecognized actuarial gain (loss)	(28.1)	(45.7)	(7.7)	(81.5)
Unrecognized gain (loss)	**(28.1)**	**(45.7)**	**(16.6)**	**(90.4)**
Corridor (10% of commitments) (*)	73.8	109.7	18.9	
Amortization base (*)	0.0	4.3	(1.3)	
Average remaining working period of employees	9.0	9.0	12.0	
Forecast 2005 actuarial amortization charge	**0.0**	**0.5**	**(0.5)**	

(*) Corridor and amortization base are calculated on a plan by plan basis.

Plans partially or totally pre-financed through external funds (pension funds, etc,) represent a total *obligation as at December 31st, 2004 of* EUR 1,878 *million* (92% of the group's total commitment).The assets to cover these plans are invested in shares (58%), bonds (33%) and other forms such as cash, real estate, etc. (9%).

- **Change between January 1st, 2004 and December 31st, 2004**

(in EUR millions)	January 1st, 2004	Dec. 31st 2004	Total change	
Total commitments	(1,787.8)	(2,045.3)	(257.5)	+14.4%
Fair value of plan assets	1,257.4	1,432.7	175.3	+13.9%
Funded status	(530.4)	(612.6)	(82.2)	
Provisions	506.4	514.7	8.3	
Financial debt	24.0	7.5	(16.5)	
Net amount recognized in the balance sheet	530.4	522.2	(8.2)	
Unrecognized gain (loss)	**0.0**	**(90.4)**	**(90.4)**	

Total commitments have increased by 14% during the period due to a reduction in the discount rate of funds used in the United Kingdom and in The Netherlands, partially covered by a growth of 14% in the fair value of plan assets, for which the expected return was globally stable. As a result, the net unrecognized deficit on defined benefit schemes was EUR 90 million at December 31st, 2004.

- **2004 Analysis**

Analysis of amounts recorded in the Balance Sheet and the Income Statement in respect of existing plans was as follows:

(in EUR millions)	Dec. 31st 2004
Accrued expenses at the end of the year (*)	522.2
Net amount recognized in the balance sheet	**522.2**
Net amount recorded in the Income Statement	
Current service cost	(67.0)
Interest expense	(99.7)
Expected return on plan assets	95.8
Amortization of actuarial gains/losses	(0.2)
Effect of specific events	1.4
Effect of past service cost	(0.2)
Total profit / (loss)	**(69.9)**

(*) Provision before re-classification among financial payables of the EUR 7.5 million.

t) Net debt

				Dec. 31st, 2004 Falling due within					
(in EUR millions)	*Dec. 31st; 2002*	*Dec. 31st 2003*	*Jan 1st 2004 combined*	Total	1 year	2 years	3 years	4 years	5 years or more
Bonds	(173.0)	(173.0)	(173.0)						
Finance leases	(17.2)	(6.8)	(6.8)	(16.3)	(6.7)	(4.9)	(2.6)	(1.8)	(0.4)
Long-term borrowings	(636.7)	(568.9)	(568.9)	(769.3)	(162.3)	(105.1)	(100.4)	(100.3)	(301.2)
Securitization (*)				(132.8)	(132.8)				
Other borrowings	(35.3)	(41.5)	(41.5)	(38.6)	(23.1)	(1.2)	(3.1)	(4.2)	(7.1)
Total Borrowings	**(862.1)**	**(790.2)**	**(790.2)**	**(957.1)**	**(324.9)**	**(111.1)**	**(106.0)**	**(106.3)**	**(308.7)**
Transferable securities	133.1	458.7	90.0	258.6	258.6				
Cash at bank and in band	288.7	65.4	2.2	207.5	207.5				
Total cash and cash	**421.8**	**524.2**	**92.20**	**466.1**	**466.1**				
Net debt	**(440.3)**	**(266.0)**	**(698.0)**	**(491.0)**	**141.2**	**(111.1)**	**(106.0)**	**(106.3)**	**(308.7)**

Securitization

In March 2004, Atos Origin entered into a 5-year pan-European program with Ester Finance, a 100% subsidiary of CALYON rated by S&P and Moodies AA- and Aa2 respectively. The maximum amount financed through this program is EUR 200 million.The trade receivables from Atos Origin were from Group entities in The Netherlands, France, United Kingdom and Germany and sold on a recurring basis.. Ester financed this transaction through the issuance of commercial paper rated A1P1. A subordinated deposit (made in the form of trade receivables) to the purchaser supports this level of rating. The amount of this deposit is re-calculated on a monthly basis and is a function of several ratios such as dilution, DSO's, loss ratio, etc. At December 31st, *2004 the total trade receivables sold* to Ester finance were EUR 230 millions and the subordinated deposit was EUR 97 million, resulting in a net financing for Atos Origin group of EUR 133 million. The Group has decided to keep in the balance sheet the receivables and the related debt.

Fixed- and floating-rate borrowings were as follows:

(in EUR millions)	2004	2003	2002
Fixed-rate borrowings	(40.5)	(188.1)	(183.0)
Floating-rate borrowings	(916.6)	(602.1)	(679.1)
Total borrowings	**(957.1)**	**(790.2)**	**(862.1)**

Fixed-rate financial debt primarily related to finance leases and to the French mandatory employee profit-sharing scheme. Floating-rate borrowings mainly consisted of syndicated loan and credit facilities, and overdrafts used occasionally by Group companies.

At December 31st, 2004, EUR 365 million of net debt (38% of the Group's gross debt) was fixed or hedged rate. The Group's policy is to hedge 50% of the floating-rate debt (syndicated loan – Tranches A and B), primarily through fixed-rate swap agreements.

All borrowings are denominated in euros.

Convertible bonds (1999-2004)
In June 1999 Atos issued a EUR 172.5 million convertible bond, represented by 1,440,501 bonds, with a nominal value of EUR 119.8 each. The bonds paid interest at 1% per year. The bonds were fully reimbursed on October 1st, 2004 at a price of EUR 131.40 each, at a total cash cost of EUR 189.3 million, of which EUR 16.8 million was redemption premium.

Structure of the new syndicated loan (2004-2009)
A new syndicated loan was partly drawn down at the end of January 2004 in order to refinance existing debt, including existing loan facilities, and to pay the cash component of the acquisition of the Sema Group and the costs and expenses linked to that acquisition.

The EUR 900 million syndicated loan is structured in three tranches as follows:

(In EUR millions)	Amount	Maturity	Repayment
Term loan – Tranche B	400	5 years	Progressive
Term loan – Tranche A	250	5 years	At the end
Revolving loan –Tranche C	250	3 years	Progressive
Total	**900**		

(In EUR millions)		Repayment schedule 2005	2006	2007	2008	2009
Term loan – Tranche B	400	(50)	(100)	(100)	(100)	(50)
Term loan – Tranche A	250					(250)
Revolving loan –Tranche C	250	(125)	(125)			
Total	**900**	**(175)**	**(225)**	**(100)**	**(100)**	**(300)**

Pursuant to the terms of the syndicated loan, Atos Origin is required to comply with two covenants, which are applied on a semi-annual basis on June 30th and December 31st, and on a rolling 12-month annualized basis:

- Atos Origin's Consolidated Leverage Ratio (Consolidated Net Debt divided by Consolidated EBITDA) may not be greater than 1.75 for test periods up to and including December 31st, 2004, and may not exceed 1.5 thereafter.

- Atos Origin's Consolidated Interest Cover Ratio (Consolidated EBITA (*) divided by Consolidated Net Interest Expense) may not be less than 5.0 throughout the term of the current syndicated loan. (*) Corresponding to the Group's income from operations.

At the end of December 2004, the Group was substantially within its borrowing convenants, with a Consolidated Leverage Ratio of 1.12 and a Consolidated Interest Cover ratio at more than 10 times in 2004.

u) Trade accounts and notes payable

(In EUR millions)	Dec 31st 2004	Dec 31st 2003	Dec 31st 2002
Trade payables	572.1	232.6	325.7
Amounts payable on tangible assets	5.3	4.0	17.1
Total	**577.4**	**236.6**	**342.8**

v) Other liabilities, accruals and deferred income

(in EUR millions)	Dec. 31st, 2004	Dec. 1st, 2003	Dec 1st, 2002
Liabilities held for sale	2.5		
Advances and down payments received on client orders	23.0	88.8	87.2
Employee-related liabilities	295.0	175.5	176.4
Social security and other employee welfare liabilities	180.6	98.0	106.6
VAT payable	171.2	87.3	102.3
Corporate income tax payable	74.4	52.7	39.0
Deferred tax liabilities	5.4	8.3	9.7
Liabilities on acquisitions of participating interests		-	4.6
Miscellaneous creditors and other operating liabilities	162.7	57.3	29.3
Deferred income	160.9	56.1	47.1
Total	**1,075.7**	**622.1**	**602.2**

w) Off-Balance sheet commitments

Off-balance sheet commitments include all significant rights and obligations of the Atos Origin group other than those already included in the consolidated balance sheet and income statement.

In line with the Financial Security Act published in August 2003, in order to ensure that off-balance sheet commitments given or received by the group Management are exhaustive, exact and consistent, internal procedures for the identification and control of off-balance sheet commitments have been revised and implemented.

Atos Origin's Management perform detailed reviews of all contractual obligations, financial and commercial commitments and conditional obligations. The relevant departments of the group, legal and financial in particular, perform a thorough and regular review of these commitments, which are submitted to the Management Board in accordance with the delegation of authority rules in the group.

Procedures applicable to debt instruments (syndicated loans, credit lines, etc.)

The external financing of the Group is fully centralized at Corporate level and validated by the Management Board. Before granting inter-company loans, Corporate Treasury reviews the tax and legal consequences and examines alternative options. As an exception, for group entities based in Brazil, China and Singapore, Corporate Treasury has organized a local credit facility, which is reviewed on an annual basis and renewed if appropriate.

Procedures applicable to leasing and rental commitments

The Group has issued financial instructions relating to internal investment and leasing or other forms of financing transaction. A clear distinction is made between the approval of an investment and the financing decision for the approved investment. In this instruction the scope, process and threshold for investments to be approved by the internal Investment Committee are defined. The Investment Committee is consulted for any investment that amounts to more than EUR 250,000. Investments linked to major contracts (e.g. outsourcing deals) may also require approval by the Management Board under the contract approval process.

The financing of an approved investment is a Corporate Treasury decision and is triggered by various factors, such as the type of equipment being purchased and the matching cash flows to be received from the client.

Procedures applicable to guarantees

The group has issued instructions for the review and issue of business and credit related guarantees. These instructions define the approval process, including formal approval of the Group CFO in defined cases. The request for approval must be sent to Corporate Legal and Corporate Treasury to review the compliance with all group policies.

For parent company guarantees (performance and financial guarantees), limits are authorised by the Supervisory Board within which the Management Board is authorised to grant guarantees. These limits are usually set for a 12-month period. For parent company guarantees exceeding a certain amount, specific authorisation must be sought from the Supervisory Board. The administration of these guarantees takes place at corporate level. At a local level, the residual value of guarantees is defined and monitored by a joint assessment of legal and finance departments on a regular basis.

All bank guarantees (bid and performance bonds, financial guarantees) require Corporate approval and the administration also takes place at Corporate level. The reconciliation of bank guarantees with the issuing bank is a local responsibility and is requested on a periodic basis. The main criteria for approval of guarantees are compliance with legal requirements and a satisfactory risk assessment of the contract with the client.

In order to avoid double counting, issued guarantees are not disclosed if the underlying commitments (e.g. lease payments for office rent) are already disclosed or the underlying commitments are already recorded in the balance sheet (e.g. as a liability).

Procedures applicable to other off-balance sheet commitments

The company has set up group legal policies that, inter alia, define the principles regarding contractual liability with clients. Specifically, procedures are in place that are aimed at maintaining the acceptance of contractual liability within a reasonable level, compared to the level of revenue and profit generated for the Group.

Any deviation from the liability limits defined in the procedures requires the approval of the Regional General Counsel and of the Management Board member in charge of the region. Moreover, deviations that are above a higher threshold are reported to the Audit Committee of the Supervisory Board on a quarterly basis.

Contractual commitments

The table below illustrates the minimum future payments for firm obligations and commitments over the coming years. The amounts indicated under the financial payable and leasing contracts are posted on the group balance sheet.

EUR m. Contractual obligations	Dec. 31st 2004	Instalments by period			Dec. 31st 2003
		1year	1 to 5 years	More than 5 years	
Long term borrowings (> 5 years)	769.3	162.3	606.0	1.0	568.9
Financial leases	16.3	6.7	9.6	0.0	6.8
Sub-total – Recorded in the balance sheet	**785.6**	**169.0**	**615.6**	**1.0**	**575.7**
Operating leases : land, building, fittings	646.2	129.2	335.5	181.5	484.3
Operating leases : IT equipment	212.6	107.1	105.5	0.0	69.6
Operating leases : other fixed assets	91.3	39.5	51.8		78.9
Non-cancellable purchase obligations (>5 years)	58.1	28.8	29.3		36.6
Other long term obligations	0.0				0.0
Sub-total – Commitments	**1,008.2**	**304.6**	**522.1**	**181.5**	**667.4**
Total	**1,793.8**	**473.6**	**1,137.7**	**182.5**	**1,243.1**

As a matter of general policy, Atos Origin does not own office space or data processing centres. Lease agreements having a standard term provide the necessary flexibility in the Group's organization. For IT equipment, Atos Origin focuses on the rental of desktop computers, taking into account the need to renew such equipment continuously in response to changes in technology and software. Rental agreements mainly have a term of less than 48 months. Vehicles are made available to specific employees in accordance with individual or collective contractual terms.

Commercial commitments

(In EUR millions)	Dec. 31st 2004	Dec. 31st 2003
Performance guarantees	499.4	115.4
Bank guarantees	127.4	2.0
Other guarantees	-	6.0
Pledges	5.0	-
Penalties and other commercial commitments	-	6.8
Total	**631.8**	**130.2**

Committed unused credit lines amounted to EUR 5.8 million at the end of December 2004.

Performance and bank guarantees increased significantly at January 1st, 2004 due to the acquisition of Sema Group. Such commitments were widely used by the acquired Group although it is Atos Origin's policy to limit issuing performance and bank guarantees.

Subsequent to the Cellnet disposal in July 2004, Atos Origin SA still has two outstanding parent guarantees with Schlumberger in relationships with Wepco and Citicorp for a total amount of EUR 89 million, which are fully counter-guaranteed by the acquirer of Cellnet, "Cellnet Holdings Corp".

Specific commitments

- Material share purchase commitment taken by Atos Origin:

Under a joint venture agreement signed in 2000 between the former Origin Group and Softech, a put option has been granted to Softech for the sale of its 25% ownership in Atos Origin Middle East Co Ltd (incorporated in Saudi Arabia) for a minimum price of USD 15 million.

- Material representations and warranties received :

Philips
Following the acquisition of Origin from Philips in 2000, normal representations and warranties were received by Atos Origin. Some claims were made within the scope of such representations and warranties and Philips was requested to honour the warranties. Philips and Atos Origin are still in discussion regarding such claims.

KMPG
Following the acquisition of the consulting business of KPMG in the United Kingdom, which occured on August 16th, 2002, normal representations and warranties were received by Atos Origin. One significant item of litigation regarding a customer in the UK was within the scope of such representations and warranties and KPMG was called to honour its warranty. A settlement has been agreed after December 31st 2004 with KPMG for an amount of EUR 3 million.

Schlumberger
Material claims relating to the Sema business, including some class actions and employee related claims in the United States, have been specifically guaranteed by Schlumberger, including defense costs.

- Material representations and warranties granted :

Cellnet Holdings Corp
Following the divestment of the Cellnet meter reading business in the US, which occured on July 23rd, 2004, normal representations and warranties were granted to Cellnet Holdings Corp. Such *representations and warranties are capped at a maximum of 20% of the purchase price* and are valid until the end of October 2005. As of the date of this report, no claims have been made by the purchaser.

14.1.13 Scope of consolidation as of December 31st, 2004 (Main entities)

	Percentage Interest	Consolidation method	Percentage control	Address
HOLDING COMPANY				
Atos Origin SA	Consolidating parent company			18, avenue d'Alsace – 92400 COURBEVOIE
Atos Origin International SAS	100	FC	100	18, avenue d'Alsace – 92400 COURBEVOIE
Atos Origin BV	100	FC	100	Polarisaveneue 97. 2132 JH HOOFDDORP
Atos Origin International NV	100	FC	100	Imperiastraat 12. B 1930 ZAVENTEM
Competencies and Alliances (ICA)	100	FC	100	Minervastraat 7. B 1930 ZAVENTEM
Atos Origin International BV	100	FC	100	Naritaweg 52 – 1043 BZ AMSTERDAM
Seahorse Holding BV	100	FC	100	Naritaweg 52 – 1043 BZ AMSTERDAM
St Louis Ré	100	FC	100	65, avenue de la gare – L16111 LUXEMBOURG
France				
A2B	66	FC	66	18, avenue d'Alsace – 92400 COURBEVOIE
SA Groupe Idée Industrie Services	100	FC	100	18, avenue d'Alsace – 92400 COURBEVOIE
Arema	95	FC	95	18, avenue d'Alsace – 92400 COURBEVOIE
Atos Euronext	50	FC	50	Palais de la Bourse, Place de la Bourse. 75002 PARIS
Atos Consulting	100	FC	100	6/8, boulevard Haussman - 75009 PARIS
Atos Origin Formation	100	FC	100	7/13, rue de Bucarest – 75008 PARIS
Atos Origin Infogérance	100	FC	100	18, avenue d'Alsace – 92400 COURBEVOIE
Atos Origin Intégration	100	FC	100	18, avenue d'Alsace – 92400 COURBEVOIE
Atos TPI	51	FC	51	18, avenue d'Alsace – 92400 COURBEVOIE
Atos Worldline	100	FC	100	18, avenue d'Alsace – 92400 COURBEVOIE
Bourse Connect	58.5	FC	58.5	4, rue de la Bourse - 75002 PARIS
Diamis	*30*	*FC*	*60*	*18, avenue d'Alsace – 92400 COURBEVOIE*
Mantis	100	FC	100	24, rue des Jeûneurs – 75002 PARIS
THE NETHERLANDS				
Atos Origin IT Nederland B.V.	100	FC	100	Papendorpseweg 93, 3528 BJ UTRECHT
Atos Origin IT Systems Management Nederland BV	100	FC	100	Groenewoudseweg 1. 5621 BA EINDHOVEN
Atos Origin Telco Services	100	FC	100	Henri Dunantlaan 2. 9728 HD GRONINGEN
Atos Origin KPMG Consulting NV	100	FC	100	Rijnzathe 10, 3454 PV DE MEERN
Atos NLC Holding BV	100	FC	100	*Rijnzathe 10, 34545 PV DE MEERN*
E.M.E.A. (Europe - Middle East - Africa)				
GERMANY				
Atos Origin Gmbh	100	FC	100	Curiestraße 5 - D70563 STUTTGART
Atos Origin Worldline Gmbh	100	FC	100	Pascalstrasse 19 – 52076 AACHEN
Atos Origin Processing Services Gmbh	58.4	FC	58.4	Hahnstraße 25. 60528 FRANKFURT
BELGIUM				
Atos Origin Belgium N.V.	100	FC	100	Rue de Stalle, 140 – 1180 BRUXELLES
Atos Origin Global Services SA	100	FC	100	Minervastraat 7. B 1930 ZAVENTEM
GREECE				
Atos Origin Hellas SA	100	FC	100	Kifissias Avenue and Gizi – 15125 ATHENS
SAUDI ARABIA				
Atos Origin Middle East	75	FC	75	Po Box 30882 – Al Khobar 31952 – SAUDI ARABIA
AUSTRIA				
Atos Origin Information Technology GmbH	100	FC	100	Triester Strasse 66. Postfach 289. A-1101 VIENNA
SPAIN				
Atos Origin Sociedad Anonima Espanola	100	FC	100	Calle Albarra Cin 25. 28037 Madrid
ITALY				
Atos Origin SPA	100	FC	100	Piazza IV Novembre 3 – 20124 MILANO
LUXEMBOURG				
Atos Origin Luxembourg S.A.	100	FC	100	ZA Bourmicht – L 8070 BERTRANGE
POLAND				
Atos Origin IT Services SP Zoo	100	FC	100	Ul. Domaniewska 41 - 672 Warszawa
Atos Origin SP Zoo	100	FC	100	Al. Jerozolimskie 195 b 02-222 Warszawa
PORTUGAL				
Atos Origin Portuguesa (Tecnologias de Informaçao), LDA	100	FC	100	Taguspark. Ed. Inovaçao III. no. 512. 2780-920 Porto Salvo
UNITED KINGDOM				
Atos Origin UK Limited	100	FC	100	1-2 Dorset Rise – London EC4Y 8EN
Atos Origin IT services UK LTD	100	FC	100	P.O. Box 14 – CW2 6DR CREWE
Atos Origin UK Holding	100	FC	100	1-2 Dorset Rise – London EC4Y 8EN
Atos KPMG Consulting	100	FC	100	1-2 Dorset Rise – London EC4Y 8EN

	Percentage interest	Consolidation method	Percentage control	Address
SWEDEN				
Atos Origin AB	100	FC	100	Box 757 – 851 22 SUNDSVALL
SWITZERLAND				
Atos Origin Telecom Schweiz AG	100	FC	100	Binzmühlestrasse 95, 8050 Zurich
Atos Origin (Schweiz) AG	100	FC	100	Industriestrasse 19 – 8304 Wallisellen
ASIA PACIFIC				
CHINA				
Atos Origin Information Technology (Shangai) Co. Ltd.	*100*	*FC*	*100*	*Room 1103-B4 -Pu Dong Software Park-498 Guo Shou Jing Road - Zhang Jiang Hi-Tech. Zone - SHANGAI 201203. P.R.*
Soma Group Ltd	100	FC	100	Canton Road, Tsim Sha Tsui 25-27 – KOWLON – HONG KONG
Atos Origin Hong Kong Ltd.	100	FC	100	43/F Hopewell Centre. 17 Kennedy Road. WANCHAI
INDIA				
Atos Origin India Private Ltd	100	FC	100	Unit No. 126/127. SDF IV. SEEPZ. Andheri (East). MUMBAI - 400 096
Atos Origin IT Services Private Ltd	100	FC	100	Unit No. 126/127. SDF IV. SEEPZ. Andheri (East). MUMBAI - 400 096
MALAYSIA				
Atos Origin (Malaysia) Sdn. Bhd.	100	FC	100	5th Floor. Menara Merais. No.1. Jalan 19/3. 46300 Petaling Jaya. Selangor Darul Ehsan. West Malaysia
SINGAPORE				
Atos Origin (Singapore) Pte	100	FC	100	8 Temasek Boulevard. # 07-01 Suntec Tower Three. Singapore 038988
TAIWAN				
Atos Origin Taiwan Ltd.	100	FC	100	9F., No.117. Sec 3. Ming Sheng E. Rd.. Taipei 105. TAIWAN
THAILAND				
Atos Origin IT (Thailand) Limited	100	FC	100	200 Moo 4. 25th Floor. Jasmine International Tower. Room No. 2502. Chaengwattana Road. Pakkret. Nonthaburi 11120. Thailand
AMERICAS				
ARGENTINA				
Atos Origin Argentina S.A.	100	FC	100	Vedia 3892 P.B., capital federal. C1430 DAL - BUENOS AIRES. Argentina
BRAZIL				
Atos IT Servicos Do Brasil LTDAL	100	FC	100	R. Alexandre Dumas 1711 – B4717 004 SAO PAULO
Atos Origin Brasil Ltda.	100	FC	100	Rua Itapaiuna. 2434 - 2° andar- Parte. Santo Amaro. SAO PAULO
MEXICO				
Atos Origin Services Mexico Sa De CV	100	FC	100	Ejercito Nacional, Col Granada Piso 6 – 11528 MEXICO DF
UNITED STATES OF AMERICA				
Atos Origin IT Services INC	100	FC	100	5599 San Felipe – 77056 HOUSTON
Atos Origin Inc.	100	FC	100	430. Mountain Avenue – MURRAY HILL NJ 0797

FC: full consolidation

14.2 PARENT COMPANY SUMMARY FINANCIAL STATEMENTS

14.2.1 Nota Bene

The Atos Origin financial statements present only a partial picture of the financial position of the Atos Origin Group as a whole. This overall picture is presented in the Consolidated Financial Statements section of the Annual Report. *The following Atos Origin parent company financial statements provide a* summary of the most material figures and information of greatest interest to readers.

The following parent company financial statements have been audited by the statutory auditors and a clean audit report has been issued. These financial statements and the Auditor's report are available on request at the Company's registered office.

14.2.2 Atos Origin SA activity in 2004

Main activities of Atos Origin SA are the management of the Atos Origin brand, of the Group investments, and of the Group financing activities.

The financial statements of the Company reflect its activities :

Revenue consists of brand royalties received from Group subsidiaries. Revenue increase is due to the acquisition of the Sema Group in 2004.

Other expenses are also a direct consequence of the change in scope and comprise Group management costs and Origin brand royalties paid to Atos Origin BV. Atos Origin BV is a subsidiary of Atos Origin SA, and owns the Origin brand.

Net financial income comprises :

- Dividends received from subsidiaries : EUR 38 million
- Net release of provision on participating interests : EUR 37 million
- Net interests on long and medium term borrowings : EUR (37) million
- Other income : EUR 4.6 million

Non-recurring items mainly correspond to the Sema Group acquisition costs which are capitalized in the Group consolidated accounts.

Corporate income tax is positive due to the effect of the French tax consolidation.

Assets in the balance sheet are essentially composed of :

- EUR 182 million intangible assets resulting from the financial statutory reorganization performed in France in 2004.

- EUR 2,073 million participating interests

- EUR 306 million "other Investments" which include mainly the deposit paid in 2004 in relationship to the securitization program (EUR 97 million), and inter company loan implemented to finance the acquisition of the foreign Sema entities (EUR 204 million).

14.2.3 Income statement

(in EUR millions)	Period ended 2004	Period ended 2003	Period ended 2002
Revenue	60.5	27.5	32.5
Other income		4.0	0.0
Total operating income	60.5	31.5	32.5
Cost of sales	(4.7)	(4.1)	(2.1)
Taxes and duties other than CIT	(3.8)	(1.2)	(0.1)
Personnel expenses	0	(0.1)	(0.1)
Other expenses	(23.2)	(7.5)	(10.4)
Depreciation, amortization and provisions	(0.4)	(0.7)	(3.2)
Total operating expenses	(32.1)	(13.6)	(15.9)
Income from operations	28.4	17.9	16.6
Net financial income	42.5	13.6	(1.0)
Net income on ordinary activities	70.9	31.5	15.6
Non-recurring items	(14.2)	(11.9)	(0.8)
Corporate income tax	3.8	2.9	3.8
Net income for the period	60.4	22.5	18.6

14.2.4 Balance sheet

(in EUR millions)

ASSETS	Dec 31st 2004	Dec 31st 2003	Dec 31st 2002
Intangible fixed assets	187.2	5.2	5.7
Tangible fixed assets	0.9	1.1	1.3
Participating interests	2,073.3	1,157.8	1,155.7
Other investments	305.8	16.6	12.3
Total fixed assets	2,567.2	1,180.70	1,175.0
Trade accounts and notes receivable	5.9	0.8	3.5
Other receivables *	44.4	10.9	37.7
Transferable securities	0	434.2	30.0
Cash at bank and in hand	212.2	0.0	244.1
Total current assets	262.5	445.9	315.3
Prepayments and accrued income	10.4	7.0	6.6
TOTAL ASSETS	2,840.0	1,633.6	1,496.9
* of which inter-company accounts	9.5	4.1	28.5

(in EUR millions)

LIABILITIES AND SHAREHOLDERS' EQUITY	Dec 31st. 2004	Dec 31st. 2003	Dec 31st. 2002
Common stock	66.9	47.9	44.0
Additional paid-in capital	1,320.3	463.8	228.5
Legal reserves	4.8	4.4	4.4
Other reserves and Retained earnings	152.0	130.6	112.0
Net income for the period	60.4	22.5	18.6
Shareholders' equity	1,604.5	669.2	407.5
Other Shareholders' equity (a)	-	-	234.8
Provisions for contingencies and losses	11.1	17.4	21.1
Borrowings	799.5	801.3	714.8
Trade accounts payable	26.2	13.9	23.3
Other liabilities *	398.7	131.8	95.4
Total liabilities	1,224.4	947.0	833.5
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,840.0	1,633.6	1,498.9
* of which inter-company accounts	394.8	126.6	92.9

14.2.5 Subsidiaries and investments

Companies *(In EUR thousands)*	Gross value at Dec 31st, 2004	Net value at Dec 31st, 2004	% Interest	Common stock/ Additional paid-in capital	Reserves and retained earnings	Outstanding loans and advances granted by Atos Origin	Guarantees given by the Company	Dec 31st, 2004 Revenues	Dec 31st, 2004 Net income	Dividends received during the period
I - Detailed information										
A – Subsidiaries (50% or more of common stock)										
France										
Atos Worldline	40,015	40,015	100	28,974	2,985			268,177	20,867	23,244
Atos Investissement 5	476,301	469,474	100	476,301	-3,617					
Immobilière Industrielle Faidherbe	15	0	100	15	2					
Atos Origin Infogérance	142,147	142,147	100	31,143	167			396,880	-1,295	11,214
Atos TPI	316	316	51	150	21			37,687	1,334	194
Atos Origin Formation	2	2	100	436	70			8,279	645	57
Atos Origin Intégration	48,905	48,905	100	44,919	5,962			536,494	-22,851	
Atos Consulting	16,139	16,139	100	7,131	-40			45,615	-781	3,072
Atos Euronext	33,854	33,854	18.5	57,170	-13,063			208,600	-2,351	
Origin France	30,300	27,948	100	15,235	4,221			0	197	
Atos Origin International	2,378	2,378	100	1,003	1,736			15,630	-988	
Italy										
Atos Multimédia	68	68	100	52	302			13	-53	
Atos SPA	54,219	33,691	100	47,000	-25,332			123,160	-13,276	
Benelux										
St Louis RE	1,224	1,224	100	1,225						
Spain - Portugal										
Sema SAE	53,389	53,389	100	41,261	26,322			224,411	-4,438	
GTI	722	722	100	31	388			690	-104	
Germany										
Atos Origin GMBH	110,750	110,750	100	111,926	6,770			201,202	-38,012	
Sema GMBH	50,637	0	100							
The Netherlands										
Atos Origin BV	1,071,988	1,071,988	100	928,286	330,045	204,113		1	21,957	
Sweden										
Sema Sweden	19,909	19,909	100	1,574	31,889			166,062	-,2,360	
China										
Sema Beijing	278	0	100	220	-1,728	1,187		0	1,233	
Brazil										
Atos IT Servicios do Brazil LTDAL	538	0	100	16,560	-16,098			45,895	2,033	
Other										
Sema Consulting LTD	61	0	100							
Atos Origin IT Argentina SA	26	0	100	198	75			8,585	-526	
B – Investments (less than 50% of common stock)										
Twinsoft	190	0	50	381	-84	130		579	-454	
II - Summary Informations										
Other investments	1,300	362								
TOTAL	**2,155,672**	**2,073,281**				**205,430**				**37,781**

14.2.6 Company five-year financial summary

(in EUR millions)	2004	2003	2002	2001	2000
I - COMMON STOCK AT PERIOD END					
Common stock	66.9	47.9	44.0	43.9	43.8
Number of shares outstanding	66,938,254	47,869,633	44,055,676	43,853,704	43,764,396
Maximum number of shares that may be created by:					
* conversion of convertible bonds	0	1,440,501	1,440,501	1,440,501	1,440,501
* *exercise of stock subscription options*	5,176,931	5,356,430	10,782,146	8,553,998	7,057,716
II - INCOME FOR THE PERIOD					
Revenue, Net	60.5	27.5	32.5	23.8	16.4
Net income before tax, employee profit-sharing and incentive schemes. Depreciation, amortization and provisions	1.1	31.0	46.6	23.4	27.7
Corporate income tax	3.8	2.9	3.8	1.9	0.0
Net income after tax, employee profit-sharing, depreciation, amortization and provisions	60.4	22.5	18.6	20.4	29.9
Dividend distribution					
III - PER SHARE DATA (in EUR)					
Net income after tax and employee profit-sharing but before depreciation. Amortization and provisions	N/A	0.71	1.14	0.58	0.63
Net income after tax, employee profit-sharing, depreciation, amortization and provisions	0.90	0.47	0.42	0.47	0.68
Dividend per share					
IV – EMPLOYEES					
Average number of employees during the period	0	0	0	0	0
Total payroll for the period	0	0.1	0.1	0.2	0.3
Employee social security and welfare payments	0	0	0	0	0

14.2.7 Auditors' Special Report On Regulated Agreements

Year ended December 31st, 2004

Dear Shareholders,

In accordance with our appointment as statutory auditors of your Company, we are required to report on regulated agreements which have been brought to our attention.

The terms of our engagement do not require us to identify such agreements, if any, but to communicate to you, on the basis of the information provided to us, the principal terms and conditions of those agreements brought to our attention, without expressing an opinion on their usefulness and appropriateness. It is your responsibility, pursuant to Article 117 of the Decree of March 23rd, 1967 to assess the interest involved in respect of the conclusion of these agreements for the purpose of approving them.

Agreements authorized during the year

We have not been informed of any new agreements, as directed by Article L.225-88 of the French Commercial Code, which were signed in the current year.

Agreements authorized in previous years and continued in the current year

Pursuant to Article 117 of the Decree of March 23rd, 1967, we have been informed that the following agreements, which were approved in previous years, were continued last year.

We hereby inform you that, as part of the negotiation of the Sema business takeover agreement, the Supervisory Board meeting held on September 20th, 2003 authorized the conclusion of a Liquidity Agreement with the Philips Group, a shareholder holding more than 10% of the Company's common stock. This agreement sets out the terms and conditions, under which Schlumberger and Philips, shareholders, may sell, transfer or dispose their interests in the common stock of Atos Origin. This agreement is applicable for 18 months or until Philips or Schlumberger hold less than 7.5% of the Company's common stock.

This agreement was terminated on May 5th, 2004, when Schlumberger sold all their shares of common stocks in Atos Origin.

We also inform you that, as part of the negotiation of a EUR 200 million debt securitization program, the Supervisory Board meeting held on December 12, 2003 authorized the granting of two guarantees *to Ester Finances (a Credit Lyonnais Group company), in the form of a subordinated note* and a letter of guarantee covering the obligations of both the Company as the central coordinating unit of the project, and its major subsidiaries participating in the project and located in The Netherlands, France, Germany and the United Kingdom.

The two guarantees were maintained throughout last year.

We conducted our procedures in accordance with professional standards applicable in France; those standards require that we agree the information provided to us with the relevant source documents.

Neuilly-sur-Seine and Paris, March 16th, 2005

The Auditors

Deloitte & Associes	Amyot Exco Grant Thornton
Jean-Paul Picard	Daniel Kurkdjian
Jean-Marc Lumet	Vincent Papazian

This is a free translation of the original French text for information purposes only.

CHAPTER 15

15 INVESTOR INFORMATION

15.1 COMMON STOCK

15.1.1 Change in common stock

At December 31st, 2004, the Company's issued common stock amounted to EUR 66.9 million, comprising 66,938,254 fully paid-up shares of EUR 1 par value each. Changes in the total number of issued shares of the Company during the year were as follows:

- In consideration for the acquisition of Sema Group on January 29th, 2004, Atos Origin issued 19.3 million shares to Schlumberger, including 0.3 million existing treasury stock,
- A total of 68,621 stock subscription options and warrants were exercised and taken up during the period.

Transactions	Number of shares issued	Common stock (in EUR millions)	Additional paid-in capital (in EUR millions)	Total (in EUR millions)
At December 31st, 2003	**47,869,633**	**47.9**	**279.4**	**327.3**
New shares at January 22nd, 2004	19,000,000	19.0	958.3	977.3
Shares issued at March 31st, 200	47,186			
Shares issued at June 30th, 2004	12,820			
Shares issued at Sep. 30th, 2004	1,320			
Shares issued at Dec. 31st, 2004	7,295			
Through exercise of stock options	68,621	0.0	2.4	2.4
Total shares issued in 2004	**19,068,621**	**19.0**	**960.7**	**979.7**
At December 31st, 2004	**66,938,254**	**66.9**	**1,240.1**	**1,307.1**

15.1.2 Changes in common stock during the last five years

Year	Changes in Common stock	New shares	Total number of shares	Common stock (in EUR millions)	Additional paid-in capital (in EUR millions)	New Common stock (in EUR millions)
2000	Shares issued to Employees Savings plan and exercise of stock options	156,513	21,522,748	0.2	8.9	21.5
	Shares issued in consideration for Euronext	324,955	21,847,703	0.3	-	21.8
	Atos Origin merger	21,916,693	43,764,396	21.9	-	43.8
2001	Exercise of stock options	89,308	43,853,704	0.1	2.3	43.9
2002	Shares issued through AOwner plan and exercise of stock options	201,972	44,055,676	0.2	8.8	44.1
2003	Shares issued through exercise of stock options	156,957	44,212,633	0.2	4.3	44.2
	and ORA bonds	3,657,000	47,869,633	3.7	231.1	47.9
2004	**Shares issued in consideration for Sema Group**	**19,000,000**	**66,869,633**	**19.0**	**958.3**	**66.9**
	Shares issued through exercise of stock options	**68,621**	**66,938,254**	**0.0**	**2.4**	**66.9**

15.1.3 Share ownership structure

15.1.3.1 Main shareholders

Major changes in the ownership of the Company's shares during 2004 were as follows:

- Schlumberger placed the shares it received as consideration for the sale of Sema Group to Atos Origin in February and April 2004, the impact of which are shown in the *table later.*
- On December 10th, 2004, Philips sold half of its shareholding in Atos Origin to Deutsche Bank, who in turn sold those shares to a number of institutional investors. At December 31st, 2004 Philips still held 15.4% of the issued ordinary shares of the Company.

The free-float of the company's shares at December 31st, 2004 was 84.6%, with no shareholders other than Philips owning more than 5% of the issued share capital of the Company. Principal changes in the ownership of the Group's shares in the past three years have been as follows:

	December 31st, 2004 Shares	%	December 31st, 2003 Shares	%	December 31st, 2002 Shares	%
Philips (a)	10,321,043	15.4%	21,321,043	44.5%	21,321,043	44.7%
Management Board	72,764	0.1%	86,243	0.2%	52,764	0.1%
Supervisory Board	1,620	0.0%	5,474	0.0%	5,444	0.0%
Total Directors	74,384	0.1%	91,717	0.2%	58,208	0.1%
Employees	351,676	0.5%	366,215	0.8%	412,342	0.9%
Treasury stock	1,293	0.0%	301,293	0.6%	301,293	0.6%
Audit partners of KPMG			-		1,753,184	3.7%
Public	56,189,858	83.9%	25,789,365	53.9%	23,866,606	50.0%
Total	**66,938,254**	**100.0%**	**47,869,633**	**100.0%**	**47,712,676**	**100.0%**
Registered shares	11,952,903	17.9%	24,378,270	50.9%	23,199,227	48.6%
Bearer shares	54,985,351	82.1%	23,491,363	49.1%	24,513,449	51.4%
Total	**66,938,254**	**100.0%**	**47,869,633**	**100.0%**	**47,712,676**	**100.0%**

(a) Philips Belgium SA, 100% owned subsidiary of Koninklijke Philips N.V.

Former Consulting partners of KPMG Consulting received 1,903,816 new ordinary shares August 16th, 2003 and must retain their securities for up to four years, with one-quarter of their shares being realizable each year, from August 16th, 2002. At the end of December, 2004 they held 951,160 shares (included in "Public" above).

The ownership of the Group's shares by members of the Management and Supervisory Board at December 31st, 2004 is presented in section 14 "Directors' compensation and interests" of this document

15.1.3.2 Schlumberger placements

Schlumberger received 19.3 million Shares, or 28.9% of the share capital of Atos Origin, as part consideration for the sale of Sema Group to Atos Origin. The transaction was completed on January 29th, 2004. On February 2nd, 2004 Schlumberger announced the placement of 9.6 million ordinary shares (14.4 per cent of Atos Origin's issued share capital) assuming exercise of the over-allotment option in full. On April 30th, 2004, Schlumberger announced the placement of its remaining 9.6 million ordinary shares (14.5 per cent of Atos Origin's issued share capital) assuming exercise of the over-allotment option in full. After the second placement, Schlumberger no longer held any shares in Atos Origin.

15.1.3.3 Philips placement

On December 10th, 2004 *Royal Philips Electronics sold 11 million shares in Atos Origin to Deutsche* Bank in a block deal. Deutsche Bank immediately sold those shares on to a number of investors. Following this transaction, Philips owns 10.3 million shares, or 15.4 percent of Atos Origin's outstanding shares.

Ownership of the capital and voting rights of Atos Origin before and after the share contribution, and before and after the sales by Schlumberger and Philips, is shown below:

In millions of shares	Dec 31st, 2003 Before contribution Shares	% of capital	After Jan 29th, 2004 Shares	% of capital	After Feb 2nd, 2004 Shares	% of capital	After Apr 30th, 2004 Shares	% of capital	Dec 31st, 2004 After Dec 10th, 2004 Shares	% of capital	% of voting rights
Philips	21.3	44.5%	21.3	31.9%	21.3	31.9%	21.3	31.9%	10.3	15.4%	15.4%
Schlumberger			19.3	28.9%	9.7	14.5%					
Treasury	0.3	0.6%	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%	
Public	26.2	54.8%	26.2	39.3%	35.8	53.6%	45.6	68.1%	56.6	84.6%	84.6%
Total	**47.9**	**100.0%**	**66.9**	**100.0%**	**66.9**	**100.0%**	**66.9**	**100.0%**	**66.9**	**100.0%**	**100.0%**

15.1.3.4 Disclosure of interests

In 2004 the Company was advised of six share movements, of which three were in relation to the Sema Group acquisition, and three were related to the Philips placement:

	Date of statement	Shares	% interest (a)	% voting rights (b)
Philips (downwards)	15/12/04	10 321 043	15.42%	15.42%
Deutsche Bank (downwards)	14/12/04	1,140,326	1.70%	1.70%
Deutsche Bank (upwards)	14/12/04	11,440,579	17.09%	17.09%
Schlumberger (downwards)	05/05/04	-	-	-
Schlumberger (downwards)	06/02/04	9,700,000	14.51%	14.51%
Schlumberger (upwards)	29/01/04	19,300,000	28.86%	28.86%

(a) On the basis of the capital at this date (b) On the basis of the capital excluding treasury stock at this date

15.1.4 Voting rights

Voting rights are in the same proportion as shares held. No shares carry double voting rights.

15.1.5 Shareholders agreement

The Company has not received copies of any shareholder agreements for filing with the stock exchange authorities and, to the best of the Management Board's knowledge, no "Actions de Concert" or similar agreements exist.

As part of the framework agreements signed on August 27th, 2000 between Atos and Philips, the parties entered into an agreement relating to the management of Philips's shareholding in the common stock of Atos Origin. The terms and conditions of this agreement were set forth in section 1.2.1.3 of the document registered with the *Commission des Operations de Bourse*, now the *AMF*, on October 16th, 2000 under the number E00-519. In particular, Royal Philips Electronics agreed, except under certain circumstances, to limit its voting rights to 35% of shares present or represented at Atos Origin Shareholder Meetings. Following Philips' placement of 11 million shares in December 2004, this limitation has been cancelled.

As part of an agreement signed on June 4th, 2002 between Atos Origin and KPMG audit and consulting partners, the parties entered into an agreement providing for restrictions on the free trading of the shares issued as a result of the conversion of the convertible bonds and the exercise of warrants under the "Lock-Up Agreement", as well as an agreement relating to the orderly marketing of the shares (the "Orderly Marketing Agreement"). The terms and conditions of these agreements were set forth in sections 2.2.16.2 and 2.5.2.1 of the document registered with the *Commission des Operations de Bourse* on July 1st, 2002 under the number 02-812.

To the knowledge of the company, there is no other agreement capable of having a material effect on the share capital of the company.

15.1.6 Employee share ownership

At December 31st, 2004 the common stock held by employees through employee shareholder ownership plans, such as mutual funds and Corporate Savings Plans, amounted to 351,676 shares, *representing* 0.5% of the total common stock.

15.1.7 Treasury stock

On January 29th, 2004, 300,000 treasury stock was used as part of the consideration for the acquisition of Sema Group. After the operation, treasury stock held by the Company amounted to 1,293 shares.

The 4th resolution to the Annual General Meeting of June 4th, 2004 renewed the authorization to trade in the Company's shares. The number of shares purchased may not exceed 10% of the Company's common stock as of the date of this Annual General Meeting (6,686,963 shares). A new resolution will be proposed at the next Annual General Meeting on June 2005, which will supersede the earlier authorization and increase the number of shares that may be purchased to 10% of the Company's common stock as of the date of the 2005 Annual General Meeting.

The purpose of this authorization is to allow the Company to:

- Stabilize the market price of its shares through an agreement for liquidity,
- Sell or remit shares to employees of the Company and the Group as provided for by law,
- Remit shares in connection with financial or external growth transactions,
- Cover dilution based on convertible bonds,
- Cancel its shares.

Shareholders also authorize the Management Board, subject to prior approval by shareholders in Extraordinary General Meeting, to cancel all or part of the shares acquired by the Company. Shares may be purchased, sold or transferred by any means, including derivative instruments. The maximum aggregate amount of shares purchased, expressed in euros, represents a maximum price multiplied by the number of shares. The maximum purchase price per share will be determined at an early date before the next Annual General Meeting. Where all or part of the shares acquired under the aforementioned conditions are used to exercise stock purchase options pursuant to Article L 225-179 of the Commercial Code, the selling price shall be set in accordance with the legal provisions applicable to stock purchase options.

Shareholders grant full powers to the Management Board to adjust the aforementioned unit prices in *proportion to any changes in the number or value of shares resulting from financial transactions* performed by the Company. This authorization is granted for a maximum period of 18 months following the shareholders' meeting. The Management Board will report to shareholders at the next Annual General Meeting on any transactions performed pursuant to this authorization.

Legal documents relating to trading in the Company's shares may be viewed at the Company's registered office (Legal Department) by prior appointment and are available through the AMF database.

15.1.8 Potential common stock

15.1.8.1 Dilutive influence of the issue of shares and share equivalents

Based on 66,938,254 shares in issue, the common stock of the Company could be increased by 5,650,931 new shares, representing 7.8% of the common stock after dilution. This could occur only through the exercise of stock subscription options granted to employees.

	December 31st, 2004	December 31st, 2003	Change	EUR millions	% dilution	Weight of dilution
Number of shares outstanding	**66,938,254**	**47,869,633**	**19,068,321**			
Stock subscription options	5,176,931	3,800,930	1,376,001	310.9	7.1%	
Stock subscription warrants	474,000	708,000	-234,000	34.2	0.7%	
Total Employees	5,650,931	4,508,930	1,142,001	345.1	7.8%	100%
2004 convertible bonds		1,440,501	-1,440,501			
KPMG Consultants' incentive consideration		847,500	-847,500			
Total potential dilution	**5,650,931**	**6,796,931**	**-1,146,000**	**345.1**	**7.8%**	**100%**
Total potential common stock	**72,589,185**	**54,666,564**	**17,922,321**			

The exercise of all the options and warrants would have the effect of increasing total shareholders' equity by EUR 345 million and common stock by EUR 5.6 million. Nevertheless, 77% of stock subscription options and stock subscription warrants granted to employees have conditions higher than the stock market price at December 31st, 2004 (EUR 50.0).

Based on the financial performance of Atos Consulting in 2003, the warrants issued to KPMG Consulting partners, which could have resulted in the issue of a maximum of 847,500 new Atos Origin shares in 2004, were cancelled during the first half of 2004.

The 2004 convertible bonds were redeemable on October 1st, 2004 at a price of EUR 131.4 each. The share price at that date was only EUR 45 and consequently 1,440,501 bonds with a face value of EUR 119.8 were redeemed on that date at a total cash cost to the Company of EUR 189.3 million.

15.1.8.2 Unused authorizations to issues shares and share equivalents

Authorization	Amount authorize Par value (in EUR)	Amount utilized Par value (in EUR)	Amount not utilized Par value (in EUR)	Authorization expiry date
EGM 31/10/2000 5th resolution Stock subscription options or stock purchase options	3,500,000	723,750 in 2000 668,450 in 2001 295,231 in 2002 970,074 in 2003 842,495 in 2004	-	31/10/2005
EGM 22/01/2004 5th resolution Stock subscription options or stock purchase options	800,000	744,380 in 2004	55,620	22/03/2007
EGM 04/06/2004 8th resolution Stock subscription options or stock purchase options	8,500,000		8,500,000	04/08/2007
Sub-total stock options			**8,555,620**	
EGM 31/10/2000 7th /8th resolutions Common stock increase reserved for employees (in connection with an Employees Savings Plan)	2,188,219		2,188,219	31/10/2005
EGM 27/05/2003 6th resolution Common stock increase with *retention of preferential* subscription rights	4,405,567		4,405,567	27/07/2005
EGM 27/05/2003 7th resolution Common stock increase with waiver of preferential subscription rights	4,405,567		4,405,567	27/07/2005
Sub-total common stock			**10,999,353**	
Total			**19,554,973**	

The potential authorization to issue shares of 19,554,973 represents 29% of current issued common stock.

The Board was authorized to increase the common stock by 5% by issuing shares to employees in connection with an Employee Savings Plan. This authorization was partially used for the purposes of the common stock increase reserved for Atos Employee Saving Plan mutual funds, which resulted in the creation of 119,441 shares in 1999, 94,513 shares in 2000, and 98,877 shares in 2002. The Group's may offer further opportunities to subscribe to this *plan in future, provided that the program* does not create share dilution more than 1% of the common stock.

15.1.8.3 Stock subscription options outstanding at December 31st, 2004

During 2004, 1,586,875 new stock subscription options were granted to employees at a share price of EUR 54.14, of which 360,000 options were issued to the seven members of the Management Board. This allotment includes 814,750 options granted to 1,197 Atos Origin employees (of which 160,000 options were issued to five members of the Management Board) in relation with the amount not utilized of the 5th resolution of the extraordinary shareholders meeting held on October 10th, 2000. The *remaining 772,125 options were granted to 709 Sema Group employees* (of which 200,000 options were issued to two members of the Management Board) in relation with the 5th resolution of the extraordinary shareholders meeting held on January 22nd, 2004 linked to the acquisition of Sema Group. The replacement of Schlumberger options held by certain Sema Group employees is

considered an important factor for ensuring the success for the merger. This grant corresponds to 2.4% of actual common stock compared with *2.2% for the 2003 annual grant.*

A total of 376,253 stock subscription options were cancelled and 68,621 were exercised.

Date of SHs' meeting	Date of MB meeting	Number of options initially granted	Of which members of the current MB	Of which ten employees	Number of options exercised	Of which members of the current MB	Number of options cancelled	Of which members of the current MB	Closing 31/12/04	Of which members of the current MB	Numbers of benef.	Exercise period start date	Exercise period end date	Strike Price (EUR)	Cash M Euros
16/12/93	09/09/94	121,440	24,000		107,580	24,000	13,860				56	09/09/99	09/09/02	23.26	
16/12/93	23/02/96	74,000	24,000	49,000	74,000	24,000					13	23/02/01	23/02/04	33.79	
28/05/96	19/09/96	402,000		91,200	130,426		75,420		196,154		127	19/09/01	19/09/06	26.11	5.1
28/05/96	11/12/96	58,800	29,400						58,800	29,400	2	11/12/01	11/12/06	40.64	2.4
16/12/93	07/03/97	121,600	30,000	16,700	9,900		2,700		109,000	30,000	57	07/03/02	07/03/05	52.75	5.7
30/06/97	10/12/97	284,200	37,000	47,400	1,800		35,200		247,200	37,000	156	10/12/02	10/12/07	57.29	14.2
30/06/97	01/04/98	5,100							5,100		1	01/04/03	01/04/08	79.04	0.4
30/06/97	19/10/98	1,400							1,400		1	19/10/03	19/10/08	68.45	0.1
30/06/97	02/11/98	600							600		1	02/11/03	02/11/08	68.80	0.0
30/06/97	08/12/98	236,400	36,000	32,000	500		24,100		211,800	36,000	192	08/12/03	08/12/08	94.80	20.1
30/06/97	04/01/99	9,000							9,000		1	04/01/04	04/01/09	95.26	0.9
30/06/97	17/05/99	3,600							3,600		3	17/05/04	17/05/09	79.27	0.3
30/06/97	07/06/99	400							400		1	07/06/04	07/06/09	84.04	0.0
30/06/97	01/10/99	1,000							1,000		1	01/10/04	01/10/09	120.29	0.1
30/06/97	30/11/99	259,000	37,500	27,000			32,700		226,300	37,500	292	30/11/04	30/11/09	134.55	30.4
30/06/97	01/03/00	1,500							1,500		2	01/03/05	01/03/10	159.94	0.2
30/06/97	03/04/00	300							300		1	03/04/05	03/04/10	153.82	0.0
30/06/97	01/06/00	4,500							4,500		5	01/06/04	01/06/10	110.15	0.5
30/06/97	03/07/00	10,000							10,000		1	03/07/04	03/07/10	106.67	1.1
30/06/97	01/09/00	2,500							2,500		2	01/09/04	01/09/10	109.50	0.3
30/06/97	02/10/00	500							500		1	02/10/04	02/10/10	112.97	0.1
31/10/00	18/12/00	514,100	234,500	12,000			112,625	70,000	401,475	164,500	385	18/12/03	18/12/10	78.27	31.4
31/10/00	18/12/00	428,650	140,000	22,800			57,700	40,000	370,950	100,000	479	18/12/04	18/12/10	78.27	29.0
31/10/00	15/01/01	5,000							5,000		2	15/01/04	15/01/11	76.23	0.4
31/10/00	15/01/01	500							500		1	15/01/05	15/01/11	76.23	0.0
31/10/00	23/04/01	4,000					1,500		2,500		3	23/04/04	23/04/11	84.33	0.2
31/10/00	23/04/01	3,200							3,200		3	23/04/05	23/04/11	84.33	0.3
31/10/00	18/09/01	2,200							2,200		1	18/09/05	18/09/11	80.71	0.2
31/10/00	08/10/01	1,800					800		1,000		3	08/10/04	08/10/11	74.06	0.1
31/10/00	11/12/01	5,000							5,000		1	11/12/04	11/12/11	79.38	0.4
31/10/00	12/12/01	410,350		33,000			35,700		374,650		774	12/12/04	12/12/11	79.04	29.6
31/10/00	12/12/01	236,400		8,500			5,350		231,050		522	12/12/05	12/12/11	79.04	18.3
31/10/00	14/01/02	2,500							2,500		2	14/01/05	14/01/12	75.17	0.2
31/10/00	14/01/02	1,000							1,000		2	14/01/06	14/01/12	75.17	0.1
31/10/00	16/04/02	1,350					1,000		350		3	16/04/05	16/04/12	87.51	0.0
31/10/00	16/04/02	1,000							1,000		1	16/04/06	16/04/12	87.51	0.1
31/10/00	20/06/02	11,101		6,943			896		10,205		815	20/06/05	20/06/12	63.06	0.6
31/10/00	20/06/02	12,574	5	331			629		11,945	5	1,536	20/06/06	20/06/12	63.06	0.8
31/10/00	20/06/02	6,000					3,000		3,000		4	20/06/05	20/06/12	63.06	0.2
31/10/00	01/07/02	45,000	35,000						45,000	35,000	4	01/07/05	01/07/12	62.32	2.8
31/10/00	01/07/02	20,000	20,000						20,000	20,000	2	01/07/06	01/07/12	62.32	1.2
31/10/00	09/07/02	5,000							5,000		3	09/07/06	09/07/12	61.49	0.3
31/10/00	16/08/02	184,606		24,650			52,732		131,874		146	16/08/05	16/08/12	41.52	5.5
31/10/00	02/10/02	2,000							2,000		4	02/10/05	02/10/12	41.52	0.1
31/10/00	15/10/02	3,000							3,000		1	15/10/05	15/10/12	26.02	0.1
31/10/00	15/10/02	100							100		1	15/10/06	15/10/12	26.02	0.0
31/10/00	27/03/03	616,410	50,000	25,300			49,800		566,610	50,000	1,447	01/01/05	27/03/13	25.92	14.7
31/10/00	27/03/03	348,902	30,655	10,564			7,121		341,781	30,655	3,444	27/03/07	27/03/13	25.92	8.9
31/10/00	16/06/03	2,000							2,000		2	16/06/07	16/06/13	30.84	0.1
31/10/00	08/07/03	500							500		1	08/07/06	08/07/13	31.81	0.0
31/10/00	01/10/03	1,500							1,500		2	01/10/06	01/10/13	49.87	0.1
31/10/00	01/10/03	762							762		1	01/10/07	01/10/13	49.87	0.0
31/10/00	09/02/04	1,172,125	300,000				43,025		1,129,100	300,000	1,220	01/01/06	09/02/14	54.14	61.1
&	09/02/04	414,750	60,000				4,225		410,525	60,000	686	09/02/08	09/02/14	54.14	22.2
Stock	**options**	**6,061,220**	**1,088,060**	**407,388**	**324,206**	**48,000**	**560,083**	**110,000**	**5,176,931**	**930,060**					**310.9**
22/06/01	08/11/01	198,590	12,000		190,529	12,000	8,061				28	23/12/01	23/12/03	28.13	
22/06/01	08/11/01	236,000	10,000		13,966		222,034	10,000			56	28/07/02	28/07/04	52.18	
22/06/01	08/11/01	493,000	30,000				19,000		474,000	30,000	183	29/05/03	30/06/06	72.15	34.2
Warrants		**927 590**	**52,000**	,	**204,495**	**12,000**	**249,095**	**10,000**	**474,000**	**30,000**					**34.2**
Total		**6,988,810**	**1,140,060**	**407,388**	**528,701**	**60,000**	**809,178**	**120,000**	**5,650,931**	**960,060**					**345.1**

1,156,900 new stock subscription options were granted to 1,374 employees on January 10th, 2005 after the year-end, at a share price of EUR 49.75, of which 235,000 options were for 7 members of the Management Board, in relation with the 8th resolution of the extraordinary shareholders meeting held on June 4th, 2004.

The weighted average exercise price of the above options is summarized in the table below:

	Dec.31st, 2004	Weighted average strike Price (EUR)	Cash (EUR millions)	% total stock options
Strike price from 20€ to 30€	1,107,645	25.95	28.7	20%
Strike price from 30€ to 40€	2,500	31.03	0.1	0%
Strike price from 40€ to 50€	194,936	41.41	8.1	3%
Strike price from 50€ to 60€	1,895,825	54.47	103.3	34%
Strike price from 60€ to 70€	97,150	62.60	6.1	2%
Strike price from 70€ to 80€	1,875,825	76.97	144.4	33%
Strike price from 80€ to 90€	9,650	83.94	0.8	0%
Strike price from 90€ to 100€	220,800	94.82	20.9	4%
Strike price from 100€ to 110€	12,500	107.24	1.3	0%
Strike price from 110€ to 120€	5,000	110.43	0.6	0%
Strike price from 120€ to 130€	1,000	120.29	0.1	0%
Strike price from 130€ to 140€	226,300	134.55	30.4	4%
Strike price from 140€ to 150€				
Strike price from 150€ to 160€	1,800	158.92	0.3	0%
Total Stock options	**5,650,931**	**61.07**	**345.1**	**100%**
Already exercisable end of 2004	2,722,429	76.04	207.0	48%
Exercisable in 2005	1,003,289	43.07	43.2	18%
Exercisable in 2006	1,170,145	54.43	63.7	21%
Exercisable in 2007	344,543	26.00	9.0	6%
Exercisable in 2008	410,525	54.14	22.2	7%
Total Stock options	**5,650,931**	**61.07**	**345.1**	**100%**

Only 17% of stock subscription options and stock subscription warrants granted to employees have conditions below the stock market price at December 31st, 2004 (EUR 50) and exercise terms already exercisable or exercisable during 2005.

	Dec.31st, 2004	Weighted average strike Price (EUR)	Cash (EUR millions)	% total stock options
Already exercisable end of 2004 below 50€	254,954	29.51	7.5	5%
Exercisable in 2005 below 50€	703,484	28.89	20.3	12%
Sub-total Mix strike price / start date	**958,438**	**20.05**	**27.8**	**17%**

15.2 Dividends

The Company has not paid any dividends in the last five years. The Group's current policy is to reinvest all net profits generated, in order to maximize capital growth over the medium-long term. This policy is reviewed at regular intervals.

15.3 Share Performance

15.3.1 Trading of shares

Atos Origin shares are traded on the Paris Eurolist Market, under Euroclear code 5173 ISIN FR0000051732. They were first listed in Paris in 1995. The shares are not listed on any other stock exchange and Atos Origin SA is the only listed company in the Group.

The usual tickers are the following :

Source	Tickers
Euronext	ATO
AFP	ATO
Bloomberg	ATO FP
Reuters	ATOS.PA
Thomson Finance	ATO FR

The Euronext sectorial classification is as follows :

Euronext : sectorial classification FTSE™ Global Classification System
90 Information Technology
97 Software & Computer Services
972 Computer Services: *Providers of computer services, Consultants for information technology*

The shares also form components of the following indices:

Index		Code ISIN	Market Place
Eurolist (segment 1)	Global index		Paris-Amsterdam-Brussels-Lisbon
Euronext CAC 70	Global index		Paris-Amsterdam-Brussels-Lisbon
Euronext 100	Global index	FR0003502079	Paris-Amsterdam-Brussels-Lisbon
CAC Next 20	Global index	QS0010989109	Paris CN20
SBF 80	Global index	FR0003999473	Paris PX8
SBF 120	Global index	FR0003999481	Paris PX4
SBF 250	Global index	FR0003999499	Paris PX5
CAC IT20	Sectorial index	QS0010989091	Paris CIT20
CAC IT	Sectorial index	FR0003501980	Paris PXT
IT CAC 50	Sectorial index	FR0003501998	Paris PXC

15.3.2 5-year share trading performance

		2004	2003	2002	2001	2000
High	(in EUR)	59.4	60.9	94.4	112.7	193.5
Low	(in EUR)	39.5	23.2	21.5	56.2	69.3
Closing	(in EUR)	50.0	50.7	23.2	73.6	75.0
Daily average volume	(in shares)	356,488	215,015	188,229	142,774	106,385
Market capitalization	(in EUR millions)	3,345	2,427	1,022	3,225	3,276
Free-float	*In %*	85%	55%	49%	46%	45%

15.3.3 Market and free-float capitalization

The Company had a market capitalization of 3.3 billion euros on December 31st, 2004 based on a closing share price of EUR 49.97 and 66.9 million shares in issue. In terms of market capitalization, Atos Origin ranked 55th within the SBF 120 index in France at this date.

The Company's market capitalization since listing in Paris in 1995, has been as follows:

The market capitalization was EUR 3.7 billion on February 28th, 2005, based on a closing share price of EUR 55.05 and 66.9 million shares in issue. In terms of market capitalization, Atos Origin ranked 63rd within the Eurolist index, which includes the largest *companies by market capitalization on the* Paris exchange.

Market capitalization since 1995


(in EUR billion)
0,3
0,5
0,6
0,4
0,5
1,0
1,1
1,0
1,2
1,7
2,3
1,6
2,2
1,8
2,1
2,6
3,5
2,9
2,1
2,3
3,3
3,5
3,7
3,4
3,2
3,9
2,8
1,1
1,0
1,1
1,3
2,4
2,4
3,5
3,5
3,0
3,3
Dec-95
Jun-96
Dec-96
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04

The French indices have shifted to free-float weightings in 2004. This is in keeping with the general trend for major market indices, which are based on free float capitalization instead of total market capitalization (the change was *intended to ensure a closer match between the actual market* position of component stocks and the index. It also reduces the risk of peaks in volatility that may result from an excessive discrepancy between the weighting of a stock in the index and the number of shares actually available to the market). Free float is taken to mean total share capital after deduction of the shares in the six categories listed below (source Euronext):

- **Shares held by group companies**
  Shares of the listed company held by companies that it controls within the meaning of Article 233/3 of the French Commercial Code.
- ***Shares held by founders***
  Shares held directly or indirectly by the founders (individuals or family group) when these founders have managerial or supervisory influence (management positions, control by voting rights, influence that is a matter of public knowledge, etc.).
- **Shares held by the State**
  Interests held directly by the State, by public-sector companies and by companies themselves controlled by the State.
- **Shares within the scope of a shareholders agreement**
  Shares subject to a shareholders' agreement within the meaning of Article 233/10 and 11 of the French Commercial Code, *and other than those held by founders or the State.*
- **Controlling interest**
  Shares held by juridical persons (other than founders or the State) exercising control within the meaning of article 233/3 of the French Commercial Code.

- **Interests considered stable**
  Interests exceeding 5% and which have not declined significantly (i.e., by one percentage point or *more, excluding the impact of dilution)* in the three preceding years. This category also includes shareholders that, in addition to or in association with the link represented by share ownership, have recently entered into significant industrial or strategic agreements with the company.

On this basis, the free-float has been increased by 116% in one year.

Free-float capitalization in 2004


(in EUR billion)
1,3
1,5
2,6
2,4
2,2
2,2
2,4
2,2
2,0
2,0
2,2
2,3
2,8
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04

15.3.4 Atos Origin share performance in comparison with indices

During 2004, the IT CAC 50 reported a decrease of 7%, but Atos Origin stock outperformed the index with a decrease limited to 1%, with its stock rising from EUR 50.7 at December 31st,2003 to EUR 50.0 *at December 31st, 2004.*


SBF 120
IT CAC 50
Atos Origin
108
99
93

Since January 1st, 2004 (base index 100), Atos Origin's share performance reached 110 at the end of February compared with the SBF 120 (106) and CAC IT (102).

15.3.5 Monthly and quarterly trading volumes

In 2004, 92.3 millions of Atos Origin shares were traded over 259 trading sessions.

Source : Euronext	High	Low	Closing	Weighted average price	Trading Volume	Trading volume
		(in EUR per share)			(in thousands of shares)	(in EUR thousands)
2003						
January	28.4	23.2	25.9	25.7	4,327	111,313
February	28.8	23.6	27.7	23.4	3,881	90,980
March	28.4	23.6	24.1	25.0	4,085	102,240
1st quarter					**12,294**	**304,533**
April	32.3	23.5	32.0	27.3	3,005	81,962
May	33.2	27.3	31.5	27.0	4,404	118,920
June	34.5	29.5	30.1	31.2	3,015	94,029
2nd quarter					**10,425**	**294,912**
July	37.7	29.2	37.1	34.5	3,630	125,294
August	38.6	35.3	38.1	37.0	2,337	86,450
September	57.4	37.5	49.5	47.4	11,520	546,472
3rd quarter					**17,488**	**758,216**
October	58.4	49.2	57.4	53.5	6,215	332,224
November	60.9	50.5	55.0	55.5	4,333	240,387
December	56.9	47.0	50.7	49.0	4,445	217,889
4th quarter					**14,993**	**790,499**
Total 2003					**55,199**	**2,148,160**
% of capital traded during the period : 115%						
2004						
January	58.9	51.1	53.0	54.9	8,402	460,936
February	59.4	52.5	56.2	55.3	8,397	464,389
March	56.0	49.4	53.1	52.5	6,399	335,875
1st Quarter					**23,199**	**1,261,200**
April	56.2	48.1	48.4	51.9	6,878	356,691
May	49.4	43.5	48.2	46.8	10,269	480,512
June	53.1	46.4	52.8	49.4	5,999	296,132
2nd Quarter					**23,146**	**1,133,336**
July	53.4	45.0	49.0	48.1	6,596	317,286
August	48.8	39.5	44.6	44.2	7,314	323,459
September	48.0	44.1	44.5	46.1	7,441	343,005
3rd Quarter					**21,351**	**983,751**
October	49.2	43.8	49.0	46.4	6,090	282,258
November	52.7	48.7	49.9	50.6	8,112	410,277
December	51.6	48.1	50.0	49.6	10,448	518,364
4th Quarter					**24,649**	**1,210,899**
Total 2004					**92,345**	**4,589,185**
% of capital traded during the period : 141%						
2005						
January	52.1	48.2	49.2	50.3	7,004	352,299
February	55.3	48.6	55.1	52.5	10,402	545,953

The daily average number of shares traded in 2004 stood at 357,000 compared with 215,000 in 2003, an increase of 66%.

Monthly trading volumes in millions of shares and millions of euros since 2 years


Monthly trading volume in millions of shares


Monthly trading volume in millions of euros

Daily trading volumes in shares in 2004

Volume number of shares
03/02/04 1st placement Schlumberger
30/04/04 2nd placement Schlumberger
10/12/04 Philips placement

15.3.6 Share value for French wealth tax ("ISF") purposes

The closing share price on December 31st, 2004 was EUR 49.97.
The average closing share price over the last 30 stock market trading days was EUR 49.95.

15.3.7 Purchase or sale by the Company of its own shares

The Company did not purchased shares during the year. As of December 31st, 2003, the Company held 301,293 shares in treasury stock, representing 0.63% of the common stock. On January 29th, 2004, the Company used 300,000 shares as a part of the remuneration of Sema Group' acquisition. As a consequence, as of today, the Company held 1,293 shares in treasury stock.

15.3.8 Atos Origin convertible bonds

The Atos Origin 1%- 2004 convertible bond
The Atos Origin 1%- 2004 convertible bond was traded on the Paris Euronext market (Euroclear code 18081) since its issue on July 6th, 1999. The convertible bonds were redeemed on October 1st, 2004 at a price of EUR 131.4 each.

Trading volume over the last 9 months

Source : Euronext	High	Low	Weighted Average price	Trading Volume (in thousands)	Trading Volume (in EUR thousands)
		(in EUR per bond)			
2004					
1st Quarter	130.8	125.0	130,4	11	1,459
2nd Quarter	131.4	129.5	130,3	3	406
3rd Quarter	132.9	130.2	131.5	18	2,342

The convertible bond in the amount of EUR 172.5 million represented 1,440,501 bonds with a face value of EUR 119.8. The bonds paid interest at 1% per annum.

15.4 OPR-RO Sema SA

From September 15th, 2004 to September 28th, 2004 Atos Origin proposed a delisting offer followed by a mandatory delisting regarding the Sema shares held by minority shareholders, at € 125 per share. Sema SA shares were traded on the Marche Libre OTC of Euronext Paris SA.

By *the closing of the offer, Atos Origin held 2,715,075 Sema SA shares, accounting* for 99,94% of the share capital and voting rights of Sema SA. Sema shares have been written of on September 29th, 2004.

CHAPTER 16

16 SHAREHOLDER RELATIONS

16.1 Communication

The Company's objective is to provide regular and clear information to all its shareholders, whether private individuals or institutions. We aim to ensure the uniformity and transparency of information, through the distribution of formal financial documents, the Company's web site and personal meetings, in order to provide all shareholders with the same level of information.

16.2 Contacts

Institutional investors, financial analysts and individual shareholders may obtain information from:

Investor Relations
John White
Tel. : + 33 (0) 1 55 91 26 32
E-mail : john.white@atosorigin.com

Financial Communications
Bertrand Labonde
Tel. : + 33 (0) 1 55 91 24 45
E-mail : bertrand.labonde@atosorigin.com

16.3 Shareholder Documentation

In addition to the Annual Report, which is published in English and French, the following information is available to shareholders:

- A Half-year Report
- Quarterly Revenue and Trading Update Announcements
- The Company's informational website at www.atosorigin.com
- Regular press releases, available through the web site or via the AMF database

Legal documents relating to the Company (bylaws, minutes of Shareholder Meetings, Auditors' reports, etc.) may be viewed at the Company's registered office (Legal Department) by prior appointment.

16.4 Registrar

The Company's share registrar and paying agent is Societe Generale.

16.5 Financial Calendar

- Friday, May 13th, 2005
  First quarter revenue
- June 3rd , 2005 Annual General Meeting at the Pavillon Gabriel in Paris
- Friday, August 12th, 2005
  Second quarter revenue
- Wednesday, September 7th, 2005
  Half-year results
- Thursday, November 10th, 2005
  Third quarter revenue
- March, 2006
  Full-year results for 2005

CHAPTER 17

17 LEGAL INFORMATION

17.1 CORPORATE FORM AND PURPOSE

- **Company name (article 3 of the bylaws)** : Atos Origin
- **Legal form (article 1 of the bylaws)**: Limited Liability Company (societe anonyme) with a Management Board and Supervisory Board, governed by Articles 210-1 et seq. of the French Commercial Code.
- **Nationality**: French.
- **Registered office and principal place of business (article 4 of the bylaws)**: 18 avenue d'Alsace - 92926 Paris la Defense.
- **Registration**: Registered in Nanterre under Siren number 323 623 603.
- **Business identification code (APE code)**: 723Z
- **Date of incorporation**: 1982
- **Term**: up to March 2nd, 2081.
- **Corporate purpose (Article 2 of the bylaws)**: Information processing, systems development, technical, consulting and support services, research, development, production and sale of products and services that contribute to the promotion or development of data automation and transmission systems, including the design, application and installation of software and data processing, online data transfer and office automation systems.
- ***Fiscal year (article 27 of the bylaws)***: *January 1st to December 31st*
- **Common stock as at December 31st, 2004**: The Company's common stock amounted to EUR 66,938,254 divided into 66,938,254 shares with a par value of EUR 1.00 each at December 31st, 2004.

17.2 PROVISIONS OF THE BYLAWS

17.2.1 Members of the Supervisory Board (article 17-3 of the bylaws)

Each member of the Supervisory Board is required to own at least 10 Atos Origin shares.

17.2.2 Shareholder Meetings (article 24 of the bylaws)

All shareholders are entitled to attend Shareholder Meetings, regardless of the number of shares held. Meetings are called by means of a notice published in a newspaper authorized to carry legal announcements in the *departement* where the Company has its principal place of business and in the *Bulletin des Annonces Legales*. In addition, a notice is sent directly to all holders of registered shares.

Shareholders are required to present evidence of the ownership of their shares at the time of the meeting. To comply with this requirement, registered shares must be recorded in the shareholder's name in the account maintained by or on behalf of the Company at least 5 days prior to the meeting. Holders of bearer shares are required to deposit with the Company, at least 5 days prior to the meeting, a certificate issued by their bank or broker confirming that the shares have been placed in a blocked account up to the date of the meeting.
Shareholder meetings are held at the Company's principal place of business or at any other location specified in the notice of meeting.

17.2.3 Voting rights (article 24-4 of the by-laws)

Each share carries one vote only. At December 31st, 2004, a total of 66,937,954 voting rights were attached to the Company's shares. No shares carry double voting rights.

17.2.4 Income appropriation (Article 29 of the bylaws)

Net income for the year less any losses brought forward from prior years is appropriated as follows :
- 5% to the legal reserve
- to other reserves required by law
- to revenue reserves, if appropriate

17.2.5 Disclosure thresholds provided for in the Company's bylaws (article 11-3 of the bylaws)

The bylaws require disclosure to the Company, within 10 days, of the acquisition (or sale) of 1% of the Company's common stock or any multiple thereof, except in cases where the total interest represents less than 5%. Disclosure must be made in accordance with the provisions of Article L 233-7 of the Commercial Code, subject to the sanctions applicable in the event of non-disclosure (see Article L 233-14 of the Commercial Code). *These provisions were adopted by the Extraordinary General* Meetings of December 16th, 1993 and January 28th, 1997.

17.2.6 Information concerning the identity of holders of bearer shares (article 11-2 of the bylaws)

The Company is entitled, at any time, to request Euroclear to disclose the identity of holders of bearer shares.

17.3 OTHER COMMITMENTS

These commitments with shareholders are described in section "Investor Information" in this document.

17.4 Management Board

- Chairman of the Management Board

Bernard Bourigeaud
Elected: 1997
Re-elected: Supervisory Board meeting
Of January 23rd, 2004
Term expires: January 23rd, 2009

Other directorships:

- Managing Director
Atos Origin International (Belgium)

- Member of the Supervisory Board
Atos Worldline Processing GmbH (Germany)
Hagemayer NV (Netherlands)

- Director
Atos Consulting Ltd (U.K.)
Neopost (France)

- Permanent representative
Atos Origin S.A., member of the Atos Euronext SBF SA Supervisory Board (France)

- Member of the Management Board

Eric Guilhou
Elected: 2000
Re-elected: Supervisory Board meeting
Of January 23rd, 2004
Term expires: January 23rd, 2009

Other directorships:

- Chairman and director
Atos Origin Inc (British Virgin Islands)

- Member of the Supervisory Board
Atos Euronext SBF SA (France)
Atos Origin Nederland B.V. (Netherlands)

- Member of the Management Board
Atos Origin B.V. (Netherlands)

- Director
Atos Origin Belgium SA (Belgium)
Atos Origin International Competences & Alliances (Belgium)
Atos Origin SpA (Italy)
Atos Origin Luxembourg (Luxembourg)
Atos Consulting AB (Sweden)
Atos Origin IT Services Ltd (UK)
Atos Consulting Ltd (UK)

- General manager
EURL F. Clamart (France)

- Member of the Management Board

Wilbert Kieboom
Elected: 2000
Re-elected: Supervisory Board meeting
of January 23rd, 2004
Term expires: January 23rd, 2009

Other directorships:

- Member of the Supervisory Board
Atos Origin Nederland B.V. (Netherlands)

- Director
Atos Origin International (Belgium)
Atos Origin Belgium SA (Belgium)
Atos Origin Luxembourg SA (Luxembourg)
Sema Belgium SA (Belgium)
Sema Global Services SA (Belgium)
Atos Origin Norge AS (Norway)
Atos Origin AB (Sweden)
Atos Origin PA Konsult AB (Sweden)
Atos Origin Sweden AB (Sweden)
Sema Infosynergi AB (Sweden)
Sema Konsult AB (Sweden)
Sema Ronneby AB (Sweden)
DC Tidingsdata AB (Sweden)

- Member of the Management Board

Dominique Illien
Elected: 1997
Re-elected: Supervisory Board meeting
of January 23rd, 2004
Term expires: January 23rd, 2009

Other directorships:

- General Manager
Atos Origin GmbH (Germany)
Origin Holding GmbH (Germany)
Atos Worldline GmbH (Germany)
Sema GmbH (Germany)

- Chairman of the Board of Directors
Origin France (France)

- Chairman of the Supervisory Board
Atos Worldline Processing (Germany)

- Chairman of a Simplified joint stock company
Atos Origin International (France)
Mantis (France)

- Vice-Chairman of the Supervisory Board
Atos Euronext SBF (France)

- Member of the Supervisory Board
A2B (France)

- Permanent representative
Atos Origin S.A., member of the Origin France SA Board of Directors (France)
Atos Origin S.A., member of the Atos Investissement 5 SA Board of Directors (France)
Atos Origin B.V., member of the Atos Origin International (Belgium)

- Member of the Management Board

Giovanni Linari
Elected: 2004.
Appointed: Supervisory Board meeting
Of January 23rd, 2004
Term expires : January 23rd, 2009

Other directorships:

- Managing Director
Atos Origin SpA (Italy)

- Vice-President
Atos Origin Italia SpA (Italy)

- Director
Atos Origin Middle East Co Ltd (Saudi Arabia)
Servizi Telematici Siciliani (Italy)
Atos Origin Pty Ltd (South Africa)
Atos Origin Hellas SA (Greece)
Atos Origin Middle East Fz Llc (Dubaï)

- Member of the Board of Trustee
AOSR (American Overseas School of Rome) non profit organization (Italy)

- Member of the Management Board

Jans Tielman
Elected: 2000
Re-elected: Supervisory Board meeting
Of January 23rd, 2004
Term expires: January 23rd, 2009

Other directorships:

- Member of the Management Board
Atos Origin B.V. (Netherlands)

- Member of the Supervisory Board
Atos Origin Nederland B.V. (Netherlands)

- Director
Atos Origin International (Belgium)

- Member of the Management Board
Atos Origin B.V. (Netherlands)

- Director
Parelli SA (France)

- Permanent representative
Atos Origin, member of the Diamis SA Board of Directors (France)
Atos Origin, member of the Atos Participation 1 *Board of Directors (France)*

- Member of the Management Board

Xavier Flinois
Elected: 2004
Appointed : Supervisory Board meeting
of January 23rd, 2004
Term expires: January 23rd, 2009

Other directorships :

- Director
Atos Origin Holding Corp. (U.S.)
Atos Origin Inc. (U.S.)
Atos Origin IT Services Ltd (U.K.)
Atos Origin IT Services Inc. (U.S.)
Atos Consulting Ltd (U.K.)
Atos Origin UK Holding Ltd (U.K.)

17.5 Supervisory Board

- Chairman and Member of the Supervisory Board

Didier Cherpitel
Elected: 2004
Term expires: Annual General Meeting called to approve the fiscal year 2004 financial statements

Other directorships:

- Director

Red Cross Foundation (Switzerland)
Medecins Sans Frontieres Foundation
Wendel Investissements (France)
INSEAD (France)

- Vice Chairman and Member of the Supervisory Board

Gerard J. Ruizendaal
Elected: 2004
Term expires: Annual General Meeting called to approve the fiscal year 2007 financial statements

Other directorships :

Main position:
- Executive Vice-President

Philips International B.V. (Netherlands)

Other positions:

- Director

Philips Electronics China B.V. (Netherlands)
Philips Venture Capital Fund B.V. (Netherlands)

- Member of the Supervisory Board

Philippe Germond
Elected : 2003.
Term expires: Annual General Meeting called to approve the fiscal year 2004 financial statements

Main Position :
- Director

Alcatel (France)

Other positions:
- Member of the Supervisory Board

Alcatel Deutschland GmbH (Allemagne)

- Director

Alcatel Inc. (U.S.)
Essilor International
Ingenico (Compagnie Industrielle et Financiere d'Ingenierie) (France)

- Member of the Supervisory Board

Dominique Bazy
Elected: 1997
Term expires: Annual General Meeting called to approve the fiscal year 2004 financial statements

Other directorships:

Main position:
- Vice-Chairman

U.B.S Investment bank (U.K.)

Other positions:
- Director

Vinci (France)

- Member of the Supervisory Board

Jan Oosterveld
Elected: 2004
Term expires: Annual General Meeting called to approve the fiscal year 2007 financial statements

Other directorships :

- Member of the Board of Directors

Barco NV, Kortrijk (Belgium)
Cookson Ltd, London (UK)

- Member of the Supervisory Board

Continental AG, Hannover (Germany)
Crucell NV Leiden (Netherlands)

- *Member of the Supervisory Board*

Jean-François Theodore
Elected: 2000
Term expires: Annual General Meeting called to approve the fiscal year 2004 financial statements

Other directorships:

Main position:
- Chairman of the Management Board

Euronext N.V (Netherlands)

Other positions:

- Chairman of the Board of Directors and Chief Executive

Euronext Paris (France)

- Chairman of simplified joint stock company

Marché de Titres-France (MTS) (France)

- *Chairman of the Board of Directors*

Euronext Inc (USA)

- Chairman of the Supervisory Board

Atos Euronext SBF (France)

- Director

Euronext Liffe (U.K.)
Euronext Brussels SA NV (Belgium)
Euronext Lisbon (Portugal)
Euronext Amsterdam NV (Netherlands)
Sicovam Holding (France)
Euronext Plc (U.K.)
Euroclear Plc (U.K.)
LCH Clearnet Group Ltd (U.K.)

- Permanent representative

Euronext Paris (France)
GL Trade (France)
Financiere Montmartre (France)

- *Member of the Supervisory Board*

Michel Soublin
Elected: 2004
Term expires: Annual General Meeting called to approve the fiscal year 2007 financial statements

Other directorships :

Main position:
- Financial Advisor

Schlumberger Ltd (Netherlands Antilles)

Other positions:

- Director

Axalto N.V. (Netherlands)

- Member of the Supervisory Board

Alain Le Corvec
Elected: 2004
Term expires: Annual General Meeting called to approve the fiscal year 2004 financial statements

Other directorships :

- Chairman of the Board of Directors and Chief Executive

Philips France (France)

- Chairman

Compagnie Française Philips (France)
Ommic (France)
CMS (Contract Manufacturing Services France SAS) (France)

CHAPTER 18

18 RESOLUTIONS

18.1 OBSERVATIONS OF THE SUPERVISORY BOARD

In accordance with the law, the Management Board has presented to the Supervisory Board the consolidated financial statements of the Atos Origin Group, Management's Discussion and Analysis of the Group's activities and financial results for the period ended December 31st, 2004, and the parent company financial statements for the same period.

The Supervisory Board has reviewed the financial statements, the Management Discussion and Analysis and the text of the resolutions that are to be presented to the Annual General Meeting. The Supervisory Board is satisfied that these statements describe accurately the performance of the Group for the year ended December 31st, 2004 and set out the financial position of the Group at that date.

18.2 PROPOSED RESOLUTIONS TO BE SUBMITTED TO THE ANNUAL GENERAL MEETING

18.3 MANAGEMENT BOARD'S REPORTS TO THE ANNUAL GENERAL MEETING PURSUANT TO ARTICLE L225-184 OF THE COMMERCIAL CODE

Dear Shareholders,

We hereby inform you that:

1. The following stock subscription options were granted during the fiscal year to members of the Management Board by the Company or its associates;

Name	Management Board of	Start of the subscription period	End of the subscription period	Number of options	Subscription price (in euro)
Bernard BOURIGEAUD	09/02/2004	01/01/2006	09/02/2014	40,000	54.14
Xavier FLINOIS	09/02/2004	01/01/2006	09/02/2014	100,000	54.14
Eric GUILHOU	09/02/2004	09/02/2008	09/02/2014	30,000	54.14
Dominique ILLIEN	09/02/2004	09/02/2008	09/02/2014	30,000	54.14
Wilbert KIEBOOM	09/02/2004	01/01/2006	09/02/2014	30,000	54.14
Giovani LINARI	09/02/2004	01/01/2006	09/02/2014	100,000	54.14
Jans TIELMAN	09/02/2004	01/01/2006	09/02/2014	30,000	54.14

2. Managed Board members subscribed to the following shares during the fiscal year following the exercise of one or more subscription options:

Name	Number of stock subscription options exercised	Subscription price in euros
Bernard BOURIGEAUD	20,000	33.79
Eric GUILHOU	4,000	33.79

3. The total number and weighted average price of stock subscription options granted during 2004 by the Company to the ten employees of all associated companies and groupings (as defined by Article L225-180) who received the greatest number of stock subscription options, were as follows:

Number of stock subscription options granted	Weighted average price in euros
127,000	54.14

4. The total number and weighted average price of options in the Company's stock exercised during 2004 by the ten employees of all associated companies and groupings (as defined by Article L225-180) who exercised the greatest number of stock subscription options, were as follows:

Number of stock subscription options exercised	Weighted average price in euros
28,520	30.80

CHAPTER 19

19 PERSONS RESPONSIBLE FOR THE DOCUMENT AND THE AUDIT OF THE FINANCIAL STATEMENTS

19.1 PERSON RESPONSIBLE FOR THE REFERENCE DOCUMENT

Bernard Bourigeaud
Chairman of the Management Board

19.2 PERSON RESPONSIBLE FOR THE ACCURACY OF THE REFERENCE DOCUMENT

To the best of our knowledge, the information presented in this reference document fairly reflects the current situation and includes all information required by investors to assess the net asset position, activities, financial solvency, results and future prospects of the Company. We confirm that no information likely to have a material impact on the interpretation of these documents has been omitted.

Bernard Bourigeaud
Chairman of the Management Board

19.3 PERSONS RESPONSIBLE FOR THE AUDIT OF THE FINANCIAL STATEMENTS

19.3.1 Appointment and term of offices

Statutory Auditors	Deputy Auditors
Amyot Exco Grant Thornton	Cabinet IGEC, 2, rue Washington, 75008 Paris
Daniel Kurkdjian and Vincent Papazian • Appointed on: May 30th, 2002 for a term of 6 years • Term of office expires: at the end of the AGM held to adopt the 2007 financial statements	• Appointed on: May 30th, 2002 for a term of 6 years • Term of office expires: at the end of the AGM held to adopt the 2007 financial statements
Deloitte & Associes	Cabinet B.E.A.S., 7/9, Villa Houssay 92200 Neuilly-sur-Seine
Jean-Paul Picard and Jean-Marc Lumet • Appointed on: February 24th, 2000 for a term of 6 years • Term of office expires: at the end of the AGM held to adopt the 2005 financial statements	• Appointed on: February 24th, 2000 for a term of 6 years • Term of office expires: at the end of the AGM *held to adopt the 2005 financial statements*

19.3.2 Auditors fees

	Total	Amyot Exco Grant Thornton			Deloitte & Associes		
(In EUR thousands)	Amount 2004	Amount 2004	% 2004	Amount 2003	Amount 2004	% 2004	Amount 2003
Legal audit							
- On consolidated & individual statements	5,791	2,567	67%	1,208	3,224	59%	2,022
- Other audit related services	2,725	1,243	32%	355	1,482	27%	2,498
Sub-total	8,516	3,810	99%	1,563	4,706	87%	4,520
Other allowances							
- Legal, tax, social audit	752	29	1%		723	13%	152
- IT audit							
- Internal audit							
- Consulting							
- Others							134
Sub-total	752	29	1%		723	13%	286
Total	**9,268**	**3,839**	**100%**	**1,563**	**5,429**	**100%**	**4,806**

20 ATTESTATION OF THE AUDITORS REGARDING THE INFORMATION GIVEN IN THE DOCUMENT DE REFERENCE

21 AMF CROSS-REFERENCE TABLE

Pursuant to regulation 98-01, this reference document will be filed by Atos Origin with the *Autorite des Marches Financiers* (AMF) shortly.

This document may only be used in connection with a financial operation where accompanied by a prospectus approved by the AMF. This reference document was prepared by the issuers and is the responsibility of its signatories. Registration performed after review of the relevance and consistency of the financial information presented on the Company's position, does not imply authentication of the financial and accounting information presented.

Information	"Annual report 2004" pages
Attestation of responsibles	
• Persons responsible for the reference document	155
• Statutory auditors' opinion	156
• Information policy	146
General information	
Issuer	
• Applicable regulation	147
Common stock	
• Particularities	132
• Authorizations to issue shares	137
• Potential common stock	136
• Changes in common stock over the last five years	133
Share performance	
• Performance and volumes over the last 18 months	140-144
• Dividends	139
Common stock and voting rights	
• Current breakdown of common stock and voting rights	133-134
• Share ownership evolution	134
• Shareholders agreements	135
Overview of the Group	
• Group organization	15-17
• Key figures	inside front cover
• Segment information	26-33 94-95
• Markets and competitors	18-20
• Investment policy	40
• Performance indicators	37
Risks analysis	
• Risks factors	
• Market risks (liquidity, rate, change, share)	51-54
• Business risks (dependency clients, suppliers, sub-contractors,...)	54-55
• Legal risks (regulation, concession, patent, license, litigation,...)	55
• Industrial and environmental risks	66-67
• Insurance and risk coverage	56

Information	"Annual report 2004" pages
Patrimony, financial statement and results	
• Consolidated statements and appendices	89-126
• *Off-balance sheet items*	122-123
• Auditors fees	156
• Pro forma financial information	105-106
• Regulation prudential ratios (covenants-triggers with banks, insurance)	42
• Parent company financial statements and appendices	127-131
• Consolidated half-year statements (if applicable)	
Corporate Governance	
• Members, role and works of Management Board and Supervisory Board	68-72
• Members, role and works of Committees	73-75
• Directors (compensations, stock options)	85-87 and 154
• 10 main employees (stock options)	154
• Regulated agreements	131
• Internal Control Procedures (Report by the Chairman of the Supervisory Board and Auditors' Report)	78-81
Recent developments and outlook for the future	
• Recent developments	5-7
• Outlook for the future	7-8 and 23 and 25

22 CONTACTS

Company Headquarters

France
Tour Les Miroirs, - Bât C
18, Avenue d'Alsace
92926 Paris La Defense Cedex
Tel : +33 1 55 91 2000

Belgium
Da Vincilaan 5
B-1930 Zaventem
Tel: +32 2 712 3777

Argentina – South America Region
Vedia 3892 P.B.
C1430 DAL - Buenos Aires
Tel: +54 11 4546 5500

Austria
Technologiestraße 8 / Gebäude D
A-1120 Wien
Tel: +43 1 60543 0

Belgium
Minervastraat 7
B-1930 Zaventem
Tel: +32 2 712 2800

Global Consulting & Systems Integration
Da Vincilaan 5
B-1930 Zaventem
Tel: +32 2 712 3777

Brazil
Rua Itapaiuna
2434 - 2° andar - Santo Amaro
CEP: 05707-001 São Paulo – SP
Tel: +55 11 3779 2344

China
5th Floor, Lido Commercial Center
Jichang Road
Beijing 100004
Tel: +86 10 6437 6668

France
Tour les Miroirs - Bât C
18, avenue d'Alsace
F- 92926 Paris La Défense 3 Cedex
Tel: +33 1 55 91 20 00

Atos Worldline France
Tour Manhattan
5-6 place de l'Iris
F - 92926 Paris La Defense Cedex
Tel: +33 1 49 00 90 00

Outsourcing
Tour Manhattan
5-6 place de l'Iris
F - 92926 Paris La Defense Cedex
Tel: +33 1 70 92 13 40

Systems Integration
Immeuble Les Miroirs
18, Avenue d'Alsace
F - 92926 Paris La Defense Cedex
Tel: +33 1 55 91 20 00

Atos Consulting
6-8 Boulevard Haussmann
F - 75009 Paris
Tel: +33 1 73 03 20 00

AtosEuronext
6-8 Boulevard Haussmann
F - 75009 Paris
Tel: +33 1 73 03 03 03

Germany – Central Europe Region
Curiestraße 5
D-70563 Stuttgart
Tel: +49 711 7377 0

Atos Worldline
Hahnstraße 25
D-60528 Frankfurt/Main
Tel: +49 69 66566 0

Hong Kong
Suites 1701-8, 17/F
Prudential Tower
21 Canton Road
Tsimshatsui, Kowloon
Tel: +852 2830 0000

India
SDF-IV, Units 126/127
SEEPZ, Andheri (east)
Mumbai 400 096
Tel: +91 22 28 29 2742

Italy – Southern Europe Region
Via Riccardo Morandi, 32
00050 Roma
Tel: +39 06 8307 4201

Piazza IV Novembre, 3
20124 Milano
Tel: +39 2 66 7221

Japan
20/F Shinjuku Park Tower,
3-7-1, Nishi-shinjuku, Shinjuku-ku,
Tokyo 163-1020
Tel: +81 3 3344 6631

Luxembourg
2, rue Nicolas Bové
L-1253 Luxembourg
Tel: +352 31 36 37 1

Malaysia Office
Suite F01, 1st Floor
2310 Century Square
Jalan Usahawan
63000 Cyberjaya
Selangor Darul Ehsan
West Malaysia
Tel: +60 3 8318 6100

Mexico
Ejercito Nacional 425
Colonia Granada Delegacion Miguel Hidalgo
CP 11520 Mexico DF
Tel: +52 55 5263 3000

Peru
Centro Empresarial San Isidro
Av. República de Panamá 3535 Of 1203
San Isidro, Lima
Tel: +51 (1) 212 5392

Poland
ul. Domaniewska 41
02-672 Warszawa
Tel: +48 22 606 1900

Portugal
Praça Duque de Saldanha, 1-9ºA,
1050-094 Lisboa
Tel: (351-21) 313 88 40

Saudi Arabia – Middle East Region
Al-Khobar
PO Box 30862
Mutlaq Street
Al Khobar 31952
Tel: +966 3 887 5111

Singapore - Asia Pacific Region
8 Temasek Boulevard
#07-01 Suntec Tower Three
Singapore 038988
Tel: +65 6333 8000

South Africa
204 Rivonia Road
Morningside
Sandton, 2196
South Africa
Tel: + 27 11 895 2000

Spain - Iberia
Calle Albarracin, 25
28037 Madrid
Tel: +34 91 440 8800

Sweden- Nordic Region
Primusgatan 20
Box 34101
100 26 Stockholm
Tel: +46 8 517 050 00

Atos Consulting
Wallingatan 11
111 60 Stockholm
Tel: +46 8 503 205 31

Switzerland
Industriestrasse 19
CH-8304 Wallisellen
Tel: +41 1 877 6969

24, av de Champel
CH-1206 Genève
Tel: +41 22 789 3700

Thailand
200 Moo 4 25th Flr Room No. 2502
Jasmine International Tower
Chaengwattana Road Pakkret
Nonthaburi 11120
Tel: +66 2 582 0955

The Netherlands – Benelux Region
Papendorpsweg 91 & 93
NL - 3528 BJ Utrecht
Tel: +31 30 299 4444

Atos Consulting
Papendorpsweg 91 & 93
NL - 3528 BJ Utrecht
Tel: +31 30 299 4444

United Kingdom
4 Triton Square
Regents Place
London NW1 3HG
Tel: +44 20 7830 4447

Atos Consulting
10th Floor
1 Canada Square
Canary Wharf
London E14 5AG
Tel: +44 20 7896 5000

USA – North America Region
5599 San Felipe
Suite 300
Houston TX, 77056
Tel: +1 713 513 3000